
13003427

NASDAQ CONGRATULATES
JEFFERSON FEDERAL BANK
ON YOUR 50TH ANNIVERSARY
AND 10TH LISTING ANNIVERSARY
NASDAQ: (JFBI)
NASDAQ



JEFFERSON Bancshares, Inc.

Notice of 2013 Annual Meeting

Proxy Statement and 2013 Annual Report on Form 10-K


JEFFERSON
Bancshares, Inc.

Dear Fellow Shareholder:

Fiscal 2013 was a "turn the corner" year for your company. Our focus on improving asset quality, building regulatory capital, improving earnings and maintaining a strong liquidity position paid off as we were able to show marked improvement in each area.

Our regulatory capital ratios continue to exceed those required for a "well capitalized" bank. Over the past couple of years our capital ratios have been aided by our balance sheet deleveraging activities. Earnings also played a significant role in capital improvement during 2013.

Primarily fueled by containment and reduction of our non-interest operating expenses, we earned $1.6 million for fiscal 2013 versus a net loss of $4.0 million for fiscal 2012. Our core earnings continue to be good and we continue to see improvement in asset quality related issues.

Fiscal 2013 also completed our tenth full year operating as a public company. Supporting our belief that our stock price was undervalued, we saw our market value double by the end of fiscal 2013. During this past fiscal year, we conducted minimal repurchase activity under our fourth repurchase program. As of June 30, 2013, we had repurchased 2,581,280 shares, or 28% of our original shares outstanding.

During the last half of calendar 2013, we revisited our Strategic Plan updating it for fiscal 2014 through 2016. While improvement in our financial performance is a key component of our Strategic Plan, we now have the opportunity to work on initiatives that heretofore have taken a back seat to asset quality. Based upon the belief that there will be little change in the underlying economic fundamentals, we expect that the local, state and national economic environment for fiscal 2014 will change very little. Our primary focus for fiscal 2014 is improving our financial performance and working on the various initiatives created under our Strategic Plan.

Thank you for your continued confidence and support of Jefferson Bancshares, Inc.

Sincerely,

Anderson L. Smith
President and Chief Executive Officer

JEFFERSON BANCSHARES, INC.
120 Evans Avenue
Morristown, Tennessee 37814
(423) 586-8421

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE .... 2:00 p.m. on Thursday, October 31, 2013

PLACE .... Independence Room
Jefferson Federal Bank
120 Evans Avenue
Morristown, Tennessee

ITEMS OF BUSINESS ....
(1) The election of two directors to serve for a term of three years;

(2) The ratification of the appointment of Craine, Thompson & Jones, P.C. as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2014;

(3) An advisory vote on the compensation of our named executive officers as disclosed in the accompanying proxy statement;

(4) An advisory vote on the frequency of the advisory vote on the compensation of our named executive officers;

(5) The voting on a shareholder proposal, if properly presented at the meeting; and

(6) Such other business that may properly come before the meeting. Note: The Board of Directors is not aware of any other business to come before the meeting.

RECORD DATE .... In order to vote, you must have been a shareholder at the close of business on September 6, 2013.

PROXY VOTING .... It is important that your shares be represented and voted at the meeting. You can vote your shares via the Internet, by telephone or by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy or voting instruction card and are included in the accompanying proxy statement. You can revoke a proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.

BY ORDER OF THE BOARD OF DIRECTORS



Jane P. Hutton
Chief Financial Officer, Treasurer and Corporate Secretary

Morristown, Tennessee
October 4, 2013

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JEFFERSON BANCSHARES, INC.

PROXY STATEMENT

GENERAL INFORMATION

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of Jefferson Bancshares, Inc. ("Jefferson Bancshares" or the "Company") for the 2013 annual meeting of shareholders and for any adjournment or postponement of the meeting. Jefferson Bancshares is the holding company for Jefferson Federal Bank ("Jefferson Federal" or the "Bank").

We are holding the 2013 annual meeting in the Independence Room of Jefferson Federal at 120 Evans Avenue, Morristown, Tennessee on October 31, 2013, at 2:00 p.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to shareholders of record beginning on or about October 4, 2013.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 31, 2013

This proxy statement and the Company's Annual Report on Form 10-K for the year ended June 30, 2013, as filed with the U.S. Securities and Exchange Commission, are available electronically at https://materials.proxyvote.com/472375.

INFORMATION ABOUT VOTING

Who Can Vote at the Meeting

You are entitled to vote your shares of Jefferson Bancshares common stock that you owned as of September 6, 2013. As of the close of business on September 6, 2013, a total of 6,597,739 shares of Jefferson Bancshares common stock were outstanding and entitled to vote.

The Company's Charter provides that record holders of the Company's common stock who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote with respect to the shares held in excess of the 10% limit. With respect to shares held by a broker, bank or other nominee, the Company generally will look beyond the holder of the shares to the person or entity for whom the shares are held when applying the voting limitation. However, where the ultimate owner of the shares has granted voting authority to the broker, bank or other nominee that holds the shares, the Company will apply the 10% voting limitation to the broker, bank or nominee.

Ownership of Shares; Attending the Meeting

You may own shares of Jefferson Bancshares in one or more of the following ways:

- Directly in your name as the shareholder of record; or

- Indirectly through a broker, bank or other holder of record in "street name."

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Jefferson Bancshares common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other holder of record of your shares.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Votes Required for Proposals. At this year's annual meeting, shareholders will elect two directors to each serve for a three-year term. In voting on the election of directors, you may vote in favor of the nominees, withhold votes to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the ratification of the appointment of Craine, Thompson & Jones, P.C. as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the selection of Craine, Thompson & Jones, P.C. as our independent registered public accounting firm for fiscal 2014, the affirmative vote of a majority of the votes cast at the annual meeting is required.

In voting on the advisory resolution to approve the compensation of the Company's named executive officers, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To be approved, the proposal requires the affirmative vote of a majority of the votes cast at the annual meeting.

In voting on the advisory resolution regarding the frequency of the shareholder vote to approve the compensation of the named executive officers, you may vote for a frequency of one year, two years, or three years or abstain from voting. The option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency that has been selected by shareholders.

In voting on the shareholder proposal included in this proxy statement, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To be approved, the shareholder proposal requires the affirmative vote of a majority of the votes cast at the annual meeting.

Effect of Not Casting Your Vote. If you hold your shares in street name, it is critical that you cast your vote if you want it to count in the election of directors. Applicable stock exchange rules determine whether proposals presented at shareholder meetings are routine or non-routine. If a proposal is routine, a broker or other entity holding shares for an owner in street name may vote on the proposal without receiving voting instructions from the owner. If a proposal is non-routine, the broker or other entity may vote on the proposal only if the owner has provided voting instructions. A broker non-vote occurs when a broker or other entity is unable to vote on a particular proposal and the broker or other entity has not received voting instructions from the beneficial owner. The election of directors, the two advisory proposals regarding the compensation of the Company's named executive officers and the item for consideration in the shareholder proposal are all considered non-routine proposals, and the proposal to ratify the appointment of Craine, Thompson & Jones, P.C. as the Company's independent registered public accounting firm is considered a routine proposal.

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes, if any, also will be counted for purposes of determining the existence of a quorum.

In the election of directors, votes that are withheld will have no effect on the outcome of the election. In counting votes on the ratification of the appointment of the independent registered public accounting firm, the two advisory proposals regarding the compensation of the Company's named executive officers and the shareholder proposal, abstentions and broker non-votes will have no effect on the outcome of the proposal.

Voting by Proxy

The Board of Directors of Jefferson Bancshares is sending you this proxy statement for the purpose of requesting that you allow your shares of Jefferson Bancshares common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Jefferson Bancshares common stock represented at the annual meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors.

The Board of Directors recommends a vote:

- **"FOR" each of the two nominees for election as director;**
- **"FOR" the ratification of the appointment of Craine, Thompson & Jones, P.C. as the Company's independent registered public accounting firm;**
- **"FOR" the approval of the compensation of the Company's named executive officers as disclosed in this proxy statement;**
- **To hold the advisory vote to approve the compensation of the Company's named executive officers every "ONE YEAR"; and**
- **"AGAINST" the shareholder proposal set forth below.**

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting in order to solicit additional proxies. If the annual meeting is postponed or adjourned, your Jefferson Bancshares common stock may be voted by the persons named in the proxy card on the new annual meeting date as well, unless you have revoked your proxy. The Company does not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the annual meeting, deliver a later dated proxy, or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

Instead of voting by mailing a proxy card, registered shareholders can vote their shares of Company common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate shareholders' identities, allow shareholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet and telephone voting are set forth on the enclosed proxy card. The deadline for voting via the Internet or by telephone is 11:59 p.m., Eastern time, on Wednesday, October 30, 2013.

Participants in Jefferson Federal's ESOP and 401(k) Plan

If you participate in the Jefferson Federal Bank Employee Stock Ownership Plan (the "ESOP") or if you hold shares through the Jefferson Federal Bank Employees' Savings & Profit Sharing Plan and Trust (the "401(k) Plan"), you will receive voting instruction cards for both plans that reflect all shares you may vote under the plans. You may submit your voting instruction cards, or convey your voting instructions via the Internet or by telephone. Specific instructions for Internet or telephone submission are set forth on the ESOP and 401(k) Plan voting instruction cards. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Company common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee as to how to vote the shares in the Jefferson Bancshares, Inc. Stock Fund credited to his or her account. The trustee will vote all shares for which no directions are given or for which instructions were not timely received in the same proportion as shares for which the trustee received voting instructions. The deadline for submitting your voting instructions is 11:59 p.m., Eastern time, on Thursday, October 24, 2013.

CORPORATE GOVERNANCE

Director Independence

The Company's Board of Directors consists of five members, all of whom are independent under the current listing requirements of the Nasdaq Stock Market, except for Anderson L. Smith, who is not independent because he serves as the President and Chief Executive Officer of Jefferson Bancshares and Jefferson Federal. In determining the independence of its directors, the Board considered transactions, relationships and arrangements between Jefferson Bancshares, Jefferson Federal and their directors that were not required to be disclosed in this proxy statement under the heading *"Other Information Relating to Directors and Executive Officers—Transactions with Related Persons,"* including legal services provided to Jefferson Federal by the law firm of which Director Reams is a partner.

Board Leadership Structure and Board's Role in Risk Oversight

The Company's Board of Directors has determined that the separation of the offices of Chairman of the Board and President and Chief Executive Officer will enhance Board independence and oversight. Moreover, the separation of the offices of Chairman of the Board and President and Chief Executive Officer allows the President and Chief Executive Officer to better focus on his growing responsibilities of running the Company, enhancing shareholder value and expanding and strengthening our franchise while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. Consistent with this determination, H. Scott Reams serves as Chairman of the Company's Board of Directors. Mr. Reams is independent under the listing requirements of Nasdaq Stock Market.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. The Company faces a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of the risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk management oversight role, the Board of Directors has the responsibility of ensuring that the risk management processes designed and implemented by management are adequate and functioning as designed. Toward this end, the Chairman of the Board meets regularly with management to discuss strategy and the risks facing the Company. Senior management also attends Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and independent members of the Board work together to provide strong, independent oversight of the Company's management and affairs through its standing committees and, when necessary, special meetings of independent directors.

Committees of the Board of Directors

The following table identifies our standing committees and their members as of June 30, 2013. All members of each committee are independent in accordance with the listing standards of the Nasdaq Stock Market.

Director	Audit/ Compliance Committee	Compensation Committee	Nominating/ Corporate Governance Committee
Dr. Terry M. Brimer	X	X *	X
Dr. Jack E. Campbell	X *	X	X
William T. Hale	X	X	X *
H. Scott Reams		X	X
Anderson L. Smith			
Number of Meetings in 2013	5	7	1

*Chairman

Audit/Compliance Committee. The Board of Directors has a separately-designated standing Audit/Compliance Committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee meets periodically with independent auditors and management to review accounting, auditing, internal control structure and financial reporting matters. The Board of Directors has determined that the Audit Committee does not have a member who is an "audit committee financial expert" as such term is defined by the rules and regulations of the Securities and Exchange Commission. While the Board recognizes that no individual Board member meets the qualifications required of an "audit committee financial expert," the Board believes that the appointment of a new director to the Board of Directors and to the Audit Committee at this time is not necessary as the level of financial knowledge and experience of the current members of the Audit Committee, including such members' ability to read and understand fundamental financial statements, is cumulatively sufficient to adequately discharge the Audit Committee's responsibilities. The Audit Committee acts under a written charter adopted by the Board of Directors, a copy of which is included as *Appendix A* to the Company's proxy statement filed with the Securities and Exchange Commission on September 21, 2012.

Compensation Committee. The Compensation Committee approves the compensation objectives for the Company and Jefferson Federal and establishes the compensation for the President and Chief Executive Officer and other executives, including base salary, annual incentive, long-term incentives, benefits and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise an executive's total compensation package. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full Board of Directors. The Compensation Committee does not have a contractual arrangement with any compensation consultant who has a role in determining or recommending the amount or form of executive or director compensation. However, the Compensation Committee utilizes the Tennessee Bankers Association Salary and Benefits Survey as well as other surveys prepared by trade groups and independent benefits consultants to evaluate the competitiveness of the Company's compensation practices. The Compensation Committee acts under a written charter adopted by the Board of Directors, a copy of which is included as *Appendix A* to this proxy statement.

Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee is responsible for the annual selection of the Board of Directors' nominees for election as directors and for developing and implementing policies and practices relating to corporate governance, including implementing and monitoring adherence to Jefferson Bancshares' corporate governance policy. The Nominating/Corporate Governance Committee acts under a written charter adopted by the Board of Directors, a copy of which is included as *Appendix B* to this proxy statement.

Nominating/Corporate Governance Committee Procedures

Minimum Qualifications. The Nominating/Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet any qualification requirements set forth in any Board or committee governing documents.

The Nominating/Corporate Governance Committee will consider the following criteria in selecting nominees: financial, regulatory and business experience; familiarity with and participation in the local community; integrity, honesty and reputation; dedication to the Company and its shareholders; independence; and any other factors the Nominating/Corporate Governance Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

In addition, prior to nominating an existing director for re-election to the Board of Directors, the Nominating/Corporate Governance Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; independence; and experience, skills and contributions that the existing director brings to the Board.

Director Nomination Process. The process that the Nominating/Corporate Governance Committee follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

Identification. For purposes of identifying nominees for the Board of Directors, the Nominating/Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as their knowledge of members of the communities served by Jefferson Federal. The Nominating/Corporate Governance Committee has not previously used an independent search firm to identify nominees.

Evaluation. In evaluating potential nominees, the Nominating/Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria set forth above. In addition, the Nominating/Corporate Governance Committee will conduct a check of the individual's background and interview the candidate.

Consideration of Recommendations by Shareholders. It is the policy of the Nominating/ Corporate Governance Committee of the Board of Directors of the Company to consider director candidates recommended by shareholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating/Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating/Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. In order to avoid the unnecessary use of the Nominating/Corporate Governance Committee's resources, the Nominating/Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Shareholders. To submit a recommendation of a director candidate to the Nominating/Corporate Governance Committee, a shareholder should submit the following information in writing, addressed to the Chairman of the Nominating/Corporate Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. As to the shareholder making the recommendation, the name and address, as they appear on the Company's books, of such shareholder; provided, however, that if the shareholder is not a registered holder of the Company's common stock, the shareholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of shareholders, the recommendation must be received by the Nominating/Corporate Governance

Committee at least 120 calendar days prior to the date the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting, advanced by one year.

Board and Committee Meetings

The Company and Jefferson Federal conduct business through meetings and activities of their Boards of Directors and their committees. During the fiscal year ended June 30, 2013, the Board of Directors of the Company held 31 meetings. No director attended fewer than 75% of the total meetings of the Boards of Directors and committees on which he served during the year ended June 30, 2013.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors, executive officers and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct requires that the Company's directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. Under the terms of the Code of Ethics and Business Conduct, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code.

As a mechanism to encourage compliance with the Code of Ethics and Business Conduct, the Company has established procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters. These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner. The Code of Ethics and Business Conduct also prohibits the Company from retaliating against any director, executive officer or employee who reports actual or apparent violations of the Code.

REPORT OF THE AUDIT/COMPLIANCE COMMITTEE

The Company's management is responsible for the Company's internal controls and financial reporting process. The Company's independent registered public accounting firm (the "independent accountants") are responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit/Compliance Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit/Compliance Committee has met and held discussions with management, the internal auditors and the independent accountants. Management represented to the Audit/Compliance Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit/Compliance Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit/Compliance Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AV Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit/Compliance Committee has received the written disclosures and the letter from the independent accountants required by the Independence Standards Board Standard No. 1

(Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with the independent accountants the independent accountants' independence from the Company and its management. In concluding that the auditors are independent, the Audit/Compliance Committee considered, among other factors, whether the non-audit services provided by the auditors were compatible with its independence.

The Audit/Compliance Committee discussed with the Company's independent accountants the overall scope and plans for their audit. The Audit/Compliance Committee meets with the independent registered public accounting firm, with and without management and the internal accountants present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit/Compliance Committee acts only in an oversight capacity. In its oversight role, the Audit/Compliance Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent accountants who, in their report, express an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit/Compliance Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit/Compliance Committee's considerations and discussions with management and the independent accountants do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's consolidated financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States) or that the Company's independent accountants are in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit/Compliance Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2013 for filing with the Securities and Exchange Commission. The Audit/Compliance Committee and the Board of Directors also have approved, subject to shareholder ratification, the selection of the Company's independent accountants.

Audit/Compliance Committee the Board of Directors of Jefferson Bancshares, Inc.

Dr. Jack E. Campbell, Chairman
Dr. Terry M. Brimer
William T. Hale

DIRECTOR COMPENSATION

The following table provides the compensation received by individuals who served as non-employee directors of the Company during the 2013 fiscal year. No tax-qualified or retirement-qualified compensation was provided to directors in fiscal 2013.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)	Total ($)
Dr. Terry M. Brimer	$ 18,400	$ —	$ —	$ 18,400
Dr. Jack E. Campbell	20,500	—	—	20,500
William T. Hale	18,300	—	—	18,300
H. Scott Reams	20,100	—	—	20,100

(1) Includes fees earned for service with Jefferson Bancshares and Jefferson Federal.

Cash Retainers and Meeting Fees for Non-Employee Directors

The following table sets forth the applicable retainers and fees that were paid to our directors for their service on our Board of Directors during fiscal 2013.

Quarterly retainer	$1,000
Fee for attendance at regular Board meetings	800
Fee for attendance at special Board meetings	200
Fee for attendance at committee meetings	100

STOCK OWNERSHIP

The following table provides information as of September 17, 2013 about the persons, other than directors and executive officers, known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding[1]
Jefferson Federal Bank Employee Stock Ownership Plan 120 Evans Avenue Morristown, Tennessee 37814	627,171	9.51%
Stilwell Value Partners I, L.P. Stilwell Activist Fund, L.P. Stilwell Activist Investments, L.P. Stilwell Associates, L.P. Stilwell Value LLC Stilwell Associates Insurance Fund of The S.A.L.I. Multi-Series Fund L.P. Stilwell Advisers LLC Joseph Stilwell 111 Broadway, 12th Floor New York, New York 10006	435,153 [2]	6.60%

(1) Based on 6,597,739 shares of the Company's common stock outstanding and entitled to vote as of September 6, 2013.

(2) Based upon information in a Schedule 13D/A jointly filed on September 17, 2013 with the SEC by Stilwell Value Partners I, L.P., a Delaware limited partnership ("Stilwell Value Partners I"); Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Associates Insurance Fund of The S.A.L.I. Multi-Series Fund L.P., a Delaware limited partnership; Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), and the general partner of Stilwell Value Partners I, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates; and Joseph Stilwell, the managing member of and owner of more than 99% of the equity in Stilwell Value LLC.

The following table provides information as of September 17, 2013 about the shares of Jefferson Bancshares common stock that may be considered to be beneficially owned by each director, nominee for director, named executive officer listed in the *Summary Compensation Table* and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security, and each of the named individuals has sole voting and sole investment power with respect to the number of shares shown.

Name	Number of Shares Owned[1]	Number of Shares That May be Acquired Within 60 Days by Exercising Options	Percent of Common Stock Outstanding[2]
John W. Beard, Jr.	2,440 [3]	2,000	*
Dr. Terry M. Brimer	109,909 [4]	26,203	2.05%
Dr. Jack E. Campbell	73,188	26,203	1.50
William T. Hale	57,711	26,203	1.27
Gary L. Keys	738	2,000	*
H. Scott Reams	115,627 [5]	26,203	2.14
Anderson L. Smith	81,323 [6]	69,875	2.27
All directors and executive officers as a group (13 persons)	584,739	257,296	12.28

* Does not exceed 1.0% of the Company's voting securities.

(1) Includes 833, 738 and 25,578 shares allocated to the accounts of Mr. Beard, Mr. Keys and Mr. Smith, respectively, under the ESOP with respect to which Mr. Beard, Mr. Keys and Mr. Smith have voting but not investment power.

(2) Based on 6,597,739 shares of Company common stock outstanding and entitled to vote as of the close of business on September 6, 2013, plus the number of shares that may be acquired by each individual (or group of individuals) by exercising options.

(3) Includes 1,607 shares held by 401(k) plan.

(4) Includes 36,500 shares held by Mr. Brimer's wife.

(5) Includes 2,050 shares held by Mr. Reams' wife, 12,500 shares held by 401(k) plan and 1,500 shares held by IRA.

(6) Includes 4,903 shares held by 401(k) plan and 15,000 shares held by IRA.

ITEMS TO BE VOTED UPON BY SHAREHOLDERS

Item 1 — Election of Directors

The Company's Board of Directors currently consists of five members. The Board is divided into three classes with three-year staggered terms, with approximately one-third of the directors elected each year. The Board of Directors' nominees for election this year, to serve for a three-year term or until their respective successors have been elected and qualified, are Dr. Terry M. Brimer and H. Scott Reams. Dr. Brimer and Mr. Reams are currently directors of Jefferson Bancshares and Jefferson Federal.

Unless you indicate on the proxy card that your shares should not be voted for its nominee, the Board of Directors intends that the proxies solicited by it will be voted for the election of the Board's nominee. If either nominee is unable to serve, the persons named in the proxy card will vote your shares to approve the election of any substitute nominee proposed by the Board of Directors. At this time, the Board of Directors knows of no reason why either nominee might be unable to serve.

The Board of Directors recommends a vote "FOR" the election of Dr. Brimer and Mr. Reams.

Information regarding the Board of Directors' nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his current occupation for the last five years. The age indicated for each individual is as of June 30, 2013. The indicated period of service as a director includes the period of service as a director of Jefferson Federal.

Nominees for Election as Director

Dr. Terry M. Brimer is the President and majority owner of Doctor's Hospital Pharmacy, Inc., Morristown, Tennessee. Age 65. Director since 1977.

Dr. Brimer's substantial small company management experience, specifically within the region in which the Bank conducts its business, provides the Board of Directors with valuable insight regarding the local business and consumer environment. In addition, Dr. Brimer offers the Board significant business experience from a setting outside of the financial services industry.

H. Scott Reams is Chairman of the Board of Directors of Jefferson Bancshares and Jefferson Federal Bank. He is also a Partner in the law firm of Taylor, Reams, Tilson and Harrison of Morristown, Tennessee. Age 64. Director since 1982.

As a practicing attorney, Mr. Reams effectively provides the Board of Directors with the legal knowledge necessary to assess issues facing a public company.

Directors Continuing in Office

The following director has a term ending in 2014:

William T. Hale was employed by PFG-Hale, Inc., a wholesale food distributor, until his retirement in July 2013. Age 61. Director since 2000.

Mr. Hale's substantial small company management experience, specifically within the region in which the Bank conducts its business, provides the Board of Directors with valuable insight regarding the local business and consumer environment. In addition, Mr. Hale offers the Board significant business experience from a setting outside of the financial services industry.

The following directors have terms ending in 2015:

Anderson L. Smith has served as the President and Chief Executive Officer of Jefferson Federal and Jefferson Bancshares since January 2002 and March 2003, respectively. Prior to joining Jefferson Federal, Mr. Smith was President, Consumer Financial Services - East Tennessee Metro, First Tennessee Bank, National Association. Age 65. Director since 2002.

Mr. Smith's extensive experience in the local banking industry and involvement in business and civic organizations in the communities in which the Bank serves affords the Board valuable insight regarding the business and operations of the Company and Bank. In addition, Mr. Smith's knowledge of all aspects of the Company's and Bank's business and history, combined with his success and strategic vision, position him well to continue to serve as President and Chief Executive Officer of the Company.

Dr. Jack E. Campbell has served part-time as the President Emeritus of Walters State Community College, Morristown, Tennessee since July 1, 2005. He previously served as the President of Walters State Community College since 1974. Age 74. Director since 1979.

Dr. Campbell's strong ties to the community, through his involvement with Walters State Community College, provides the Board of Directors with valuable insight regarding the local community as well as opportunities for the Company and the Bank to continue to serve the local community.

Item 2 — Ratification of the Independent Registered Public Accounting Firm

The Audit/Compliance Committee of the Board of Directors has appointed Craine, Thompson & Jones, P.C. to be the Company's independent registered public accounting firm for the 2014 fiscal year, subject to ratification by shareholders. A representative of Craine, Thompson & Jones, P.C. is expected to be present at the annual meeting to respond to appropriate questions from shareholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes cast by shareholders at the annual meeting, the Audit/Compliance Committee will consider other independent registered public accounting firms.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of Craine, Thompson & Jones, P.C. as the Company's independent registered public accounting firm.

Audit Fees. The following table sets forth the fees billed to the Company for the fiscal years ending June 30, 2013 and 2012 by Craine, Thompson & Jones, P.C.:

	2013	2012
Audit fees [1]	$ 111,420	$ 110,572
Audit related fees	-	-
Tax fees [2]	15,090	20,525
All other fees [3]	250	825

(1) Includes professional services rendered for the audit of the Company's annual consolidated financial statements and review of consolidated financial statements included in Forms 10-Q, or services normally provided in connection with statutory and regulatory filings (i.e., attest services required by FDICIA or Section 404 of the Sarbanes-Oxley Act), including out-of-pocket expenses.
(2) Consists of tax filing and tax related compliance and other advisory services.
(3) Includes fees for assistance with securities filings other than periodic reports and Section 404 of the Sarbanes-Oxley Act certification services.

Policy on Audit/Compliance Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm. The Audit/Compliance Committee is responsible for appointing and reviewing the work of the independent registered public accounting firm and setting the independent registered public accounting firm's compensation. In accordance with its charter, the Audit/Compliance Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. This approval process ensures that the independent registered public accounting firm does not provide any non-audit services to the Company that are prohibited by law or regulation. During the year ended June 30, 2013, all services were approved in advance by the Audit/Compliance Committee in compliance with these procedures.

Item 3 — Advisory Vote on Executive Compensation

As required by federal securities laws, the Board of Directors is providing the Company's shareholders with an opportunity to provide an advisory vote on the compensation of our named executive officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and the related narrative discussion contained in this proxy statement.

This proposal, commonly known as a "say-on-pay" proposal, gives the Company's shareholders the opportunity to endorse or not endorse the Company's executive pay program and policies through a vote on the following resolution:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and related narrative discussion contained in the 2013 proxy statement, is hereby approved."

This advisory vote on the compensation of our named executive officers is not binding on us, our Board of Directors or the Compensation Committee. However, our Board of Directors and the Compensation Committee will review and consider the outcome of this advisory vote when making future compensation decisions for our named executive officers.

The Board of Directors recommends that shareholders vote "FOR" the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure

rules of the Securities and Exchange Commission, including the compensation tables and related narrative discussion contained in this proxy statement.

Item 4 — Advisory Vote on the Frequency of the Shareholder Vote to Approve Executive Compensation

As required by federal securities laws, the Board of Directors is providing the Company's shareholders with an opportunity to provide an advisory vote on the frequency of the advisory vote on the compensation of the Company's named executive officers. We are asking shareholders whether the advisory vote should occur every year, every two years or every three years.

The Board of Directors has considered the frequency of the advisory vote on the compensation of the Company's named executive officers that it should recommend. After considering the benefits and consequences of each option for the frequency of submitting the advisory vote on the compensation of the Company's named executive officers to shareholders, the Board recommends submitting the advisory vote on the compensation of the Company's named executive officers to shareholders annually.

The Board of Directors believes an annual advisory vote on the compensation of the Company's named executive officers will allow the Board to obtain information on shareholders' views of the compensation of the Company's named executive officers on a more consistent basis. In addition, the Board believes an annual advisory vote on the compensation of the Company's named executive officers will provide the Board of Directors and the Compensation Committee with frequent input from shareholders on the Company's compensation programs for its named executive officers. Finally, the Board believes an annual advisory vote on the compensation of the Company's named executive officers aligns more closely with the Company's objective to engage in regular dialogue with its shareholders on corporate governance matters, including the Company's executive compensation philosophy, policies and programs.

This advisory vote on the frequency of the vote on the compensation of our named executive officers is not binding on us, our Board of Directors or the Compensation Committee. Our Board of Directors and Compensation Committee may determine that it is in the best interests of the Company and its shareholders to hold such advisory vote more or less frequently than the option selected by shareholders.

The Board of Directors recommends that shareholders vote to hold the advisory vote on the compensation of the Company's named executive officers every "ONE YEAR."

Item 5 — Shareholder Proposal

In accordance with the rules of the Securities and Exchange Commission, set forth below is a shareholder proposal, along with the supporting statement of the shareholder proponent. The shareholder proposal is required to be voted upon at the annual meeting only if properly presented at the annual meeting. The shareholder proposal and the supporting statement are included exactly as submitted by the proponent. The Company takes no responsibility for the content of the proposal or the supporting statement.

Joseph Stilwell, on behalf of himself and Stilwell Value Partners I, L.P., Stilwell Activist Fund, L.P., Stilwell Associates, L.P., and Stilwell Value LLC, 111 Broadway, 12th floor, New York, NY 10006 collectively, the "Stilwell Group"), owner of 435,153 shares of the Company's common stock, has advised the Company that he intends to present the following proposal and related supporting statement at the annual meeting.

The Board of Directors unanimously recommends a vote "AGAINST" the proposal submitted by the Stilwell Group.

Proposed Resolution of the Stilwell Group

RESOLVED: The shareholders request the Board of Directors retain an independent investment banker or firm to assist in deciding the best way to maximize or enhance shareholder value through actions outside the ordinary course of business, including (but not limited to) a sale or merger of Jefferson Bancshares, Inc.

Supporting Statement of the Stilwell Group

We recommend voting for the resolution asking the Board of Directors to retain the services of an independent investment banker or firm to evaluate and consider extraordinary alternatives, specifically those that may not have been previously considered by management, such as the sale or merger of Jefferson Bancshares, Inc., to arrive at the best way to maximize shareholder value.

We urge all shareholders to vote for this proposal.

Board of Directors' Statement in Opposition to Proposed Resolution of the Stilwell Group

The Board of Directors recommends that shareholders vote **"AGAINST"** the shareholder proposal.

Adverse economic conditions that began in 2008 had a severe impact on financial institutions across the country and in our market areas in particular, including on Jefferson Federal. Our profitability suffered due to heighted provisions for loan losses and other expenses relating to non-performing assets. We have worked diligently to reduce our problem assets and have managed our balance sheet to maintain our capital ratios at levels that qualify us as "well-capitalized." We have returned to profitability and in the year ended June 30, 2013, our stock price increased 130% from $2.46 to $5.65. We have strengthened our lending capabilities through the addition of experienced bankers and have positioned Jefferson Federal to compete for quality loans as the economy improves.

The Board of Directors is committed to maximizing value for all shareholders. In the exercise of its fiduciary duties to shareholders, the Board of Directors considers the sale of the Company to be among the range of potential alternatives for maximizing long-term shareholder value. While the Board of Directors is focused on strengthening the Company and positioning it for future growth, good faith offers to merge with another corporation would be given careful consideration by the Board of Directors.

The Company currently maintains a relationship with a nationally recognized investment banking firm with expertise in serving financial institutions. The Board of Directors believes that it is appropriately advised on, and capable of reaching decisions with respect to, strategic initiatives that are in the best interests of all shareholders.

The Board of Directors believes that adoption of this proposal is unnecessary because the Board of Directors is already focused on maximizing shareholder value and has an existing relationship with an investment banking firm. Moreover, approval of this proposal could have a negative effect on the Company by causing uncertainty regarding the Company's future that would adversely affect relationships with employees and customers. Approval of this proposal could also adversely affect the value of a transaction by creating the impression in the minds of potential purchasers that the Company is under pressure to sell and that the Board of Directors would accept a lower price as a result.

For the reasons set forth above, the Board of Directors believes that this shareholder proposal is not in the best interests of the shareholders and unanimously recommends a vote **"AGAINST"** this shareholder proposal.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following information is furnished for the principal executive officer and the next two most highly compensated executive officers of the Company whose total compensation for the year ended June 30, 2013 exceeded $100,000.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)(2)	Total ($)
Anderson L. Smith	2013	$ 229,200	$ —	$ —	$ —	$ 26,113	$ 255,312
President and Chief	2012	231,000	—	—	—	30,806	261,806
Executive Officer	2011	231,700	—	—	—	27,525	259,225
John W. Beard, Jr.	2013	175,000	—	—	12,600	2,250	189,850
Executive Vice President	2012	23,558	—	—	—	—	23,558
and Chief Credit Officer	2011	—	—	—	—	—	—
Gary L. Keys	2013	155,000	—	—	12,600	1,993	169,593
Executive Vice President	2012	20,865	—	—	—	—	20,865
and Manager, Special Assets	2011	—	—	—	—	—	—

(1) For Mr. Smith, includes $19,200 in Board fees for 2013.
(2) Details of the amounts reported in the "All Other Compensation" column for fiscal 2013 are provided in the table below:

	Mr. Smith	Mr. Beard	Mr. Keys
Market value of ESOP contributions	$ 5,318	$ 2,250	$ 1,993
Taxable fringe benefits	3,600	—	—
Perquisites	12,000 (a)	— (b)	— (b)
BOLI	5,195	—	—

(a) Consisted of an automobile allowance.
(b) Did not exceed $10,000.

Employment Agreements

The Company and Jefferson Federal maintain an employment agreement with Anderson L. Smith. The initial term of the employment agreement was for three years beginning on June 25, 2003. The employment agreement provides the Boards of Directors of the Company and Jefferson Federal with the authority to extend the term of the agreement for an additional year on each anniversary date of the initial agreement, unless a request for non-renewal is given by Mr. Smith. The Boards of Directors of the Company and Jefferson Federal have extended the term of Mr. Smith's employment agreement through June 25, 2014. The employment agreement provides that Mr. Smith's base salary is to be reviewed annually. Mr. Smith's current base salary under the employment agreement is $210,000. In addition to base salary, the employment agreement provides for, among other things, participation in stock benefit plans and other fringe benefits applicable to executive personnel. In addition, the agreement provides Mr. Smith with a bonus opportunity to earn up to 50% of his base salary, on an annual basis, if certain performance criteria are met. The performance criteria and the amount of potential bonus are determined on an annual basis. Mr. Smith's employment agreement also provides for an annual supplemental retirement benefit of $15,083 payable each year over a 15 year period commencing in the year Mr. Smith attains age 65. In addition, Mr. Smith's employment agreement provides for a death benefit of not less than $350,000 through a supplemental life insurance policy. Upon termination of employment from the Company or Jefferson Federal for any reason, Mr. Smith is subject to a two year non-competition agreement. See *"—Potential Post-Termination Benefits"* below for a discussion of the benefits and payments Mr. Smith may receive upon the termination of his employment.

Jefferson Federal entered into two-year employment agreements with John W. Beard and Gary L. keys effective May 16, 2012. Under the terms of the agreements, on the first anniversary of the effective date of the employment agreements and each anniversary thereafter, the Board of Directors of Jefferson Federal may extend the term of the agreements for an additional year, unless either executive elects not to renew his agreement by providing written notice to the Board of Directors. On May 16, 2013, the Board of Directors extended the agreements for an additional year so that the agreements will now expire on May 16, 2015, unless otherwise extended. Upon termination of the executives' employment for any reason, the executives will be subject to a twelve month non-competition and non-solicitation restrictive covenant.

The employment agreements provide each executive with a base salary which is to be reviewed annually. Messrs. Beard and Keys are currently receiving base salaries of $175,000 and $155,000, respectively. In addition to base salary, the employment agreements with Messrs. Beard and Keys provide for, among other things, participation in incentive compensation plans, health and accident plans, pension and profit-sharing plans and medical plans that are made available to senior executives and key management employees. See *"—Potential Post-Termination Benefits"* below for a discussion of the benefits and payments Messrs. Beard and Keys may receive upon the termination of their employment.

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning unexercised options and stock awards that have not vested for each named executive officer outstanding as of June 30, 2013. No stock options were exercised by our named executive officers during the 2013 fiscal year and no stock awards vested during the 2013 fiscal year.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Anderson L. Smith	69,875	—	$ 13.69	01/29/2014	—	$ —
John W. Beard	—	10,000	1.97	07/26/2022	—	—
Gary L. Keys	—	10,000	1.97	07/26/2022	—	—

Nonqualified Deferred Compensation

Supplemental Executive Retirement Plan. Jefferson Federal maintains a supplemental executive retirement plan which provides restorative payments to executives designated by the Board of Directors who are prevented from receiving the full benefits contemplated by the employee stock ownership plan's benefit formula due to limitations imposed by the Internal Revenue Code. The restorative payments under the supplemental executive retirement plan consist of payments in lieu of shares that cannot be allocated to the participant's account under the employee stock ownership plan. In addition to providing for benefits lost under the employee stock ownership plan as a result of limitations imposed by the Internal Revenue Code, the supplemental executive retirement plan also provides supplemental benefits to participants upon a Change in Control (as defined in the plan) before the complete scheduled repayment of the employee stock ownership plan loan. See *"—Potential Post-Termination Benefits"* below for a more complete discussion of these benefits upon a change in control.

The Board of Directors has designated Mr. Smith as a participant in the supplemental executive retirement plan and may designate other officers as participants in future years.

The following table provides information with respect to the above described supplemental executive retirement plan in which Anderson L. Smith participated during fiscal 2013. No other named executive officers participated in the supplemental executive retirement plan during fiscal 2013.

Name	Plan Name	Registrant Contributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)
Anderson L. Smith	Supplemental Executive Retirement Plan	--	$8,414

Potential Post-Termination Benefits

Payments Made Upon Termination for Cause. Under the terms of the employment agreements with Messrs. Smith, Beard and Keys, if an executive is terminated for cause, he will receive his base salary through the date of termination and retain the rights to any vested benefits under the Jefferson Federal tax-qualified plans. In addition, Mr. Smith will retain all vested benefits under the supplemental executive retirement plan. Each of the executives will also forfeit all rights to unvested and unexercised equity awards if they are terminated for cause.

Payments Upon Termination Without Cause or for Good Reason. Under the terms of his employment agreement, if Mr. Smith resigns after specified circumstances that would constitute constructive termination, he (or, if he dies, his beneficiary) would be entitled to receive an amount equal to his base salary due for the remaining term of his agreement, and he will receive the contributions that would have been made on his behalf during the remaining term of his agreement to any of our employee benefit plans. We would also continue and/or pay for Mr. Smith's life, health and disability coverage for the remaining term of the employment agreement. In addition, Mr. Smith would also be subject to a two year non-compete following termination of employment without cause or for Good Reason (as defined in Mr. Smith's employment agreement).

Messrs. Smith, Beard and Keys would forfeit all unvested and unexercised equity awards in the event the executives terminated employment without cause or for Good Reason.

Payments Upon an Event of Termination. Under the terms of the employment agreements with Messrs. Beard and Keys, upon the occurrence of an Event of Termination (as defined in the employment agreements) followed by Jefferson Federal's termination of an executive's employment or voluntary resignation by the executive due to a material reduction in the executive's benefits and perquisites or any material breach of the agreement by Jefferson Federal, Messrs. Beard and Keys would each be entitled to a lump sum cash payment equal to twelve months' base salary. In addition, Jefferson Federal would continue to provide the executive with life, medical, dental and disability insurance coverage for a period of twelve months.

Payments Upon Disability. If Mr. Smith becomes disabled and his employment terminates, he will receive disability pay equal to 75% of his weekly rate of base salary in effect as of the date of his termination of employment due to disability. Mr. Smith is entitled to receive disability payments until the earlier of: (i) the date he returns for full employment with us; (ii) his death; or (iii) the date his employment agreement terminates. All disability payments are reduced by the amount of any short-term or long-term disability benefits payable under our disability plans. Mr. Smith would continue to receive insurance coverage for the earlier of the events stated above if employment termination occurs due to his disability.

If Messrs. Beard or Keys becomes disabled and the executive's employment terminates, the executive will be entitled to the same disability benefits that are provided to all employees of Jefferson Federal.

Upon termination due to disability, outstanding stock options granted pursuant to our equity compensation plan automatically vest and remain exercisable until the earlier of one year from the date of termination due to disability or the expiration date of the stock options. Restricted stock awards granted under the plan also vest in full upon termination due to disability.

Payments Made Upon Death. Under the terms of the employment agreements with Messrs. Smith, Beard and Keys, the agreements terminate upon the executive's death and the executive's beneficiary or estate is entitled to receive the compensation due to the executive through the last day of the month of the executive's death. In addition, Mr. Smith's beneficiary or estate would be entitled to a distribution of his accrued benefit under the supplemental executive retirement plan upon Mr. Smith's death.

Upon termination due to death, outstanding stock options granted pursuant to our equity incentive plan automatically vest and remain exercisable until the earlier of one year from the date of death or the expiration date of the stock options. Restricted stock awards granted under the plan also vest in full upon death.

Payments Made Upon a Change in Control. Mr. Smith's employment agreement provides for severance payments and other benefits in the event Mr. Smith is terminated without cause or he elects to terminate his employment agreement with good reason (as defined in the agreement) in connection with any change in control of Jefferson Federal or Jefferson Bancshares. In the event of a change in control (as defined in the agreement) followed by Mr. Smith's voluntary (upon circumstances discussed in the agreement) or involuntary termination of employment, Mr. Smith (or his beneficiary) would be entitled to a severance payment equal to 2.99 times the average of his five preceding taxable years' annual compensation (the "base amount"). In addition, Mr. Smith is entitled to receive the contributions he would have received under our retirement programs for a period of 36 months, as well as health, life and disability coverage for that same time period.

Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times an individual's base amount are deemed to be "excess parachute payments" if they are contingent upon a change in control. Individuals receiving excess parachute payments are subject to a 20% excise tax on the amount of the payment in excess of the base amount, and Jefferson Federal would not be entitled to deduct such an amount. As a result, Mr. Smith's employment agreement provides that the total value of the benefits provided and payments made to Mr. Smith in connection with a change in control may not exceed three times the executive's base amount (the "280G Limit").

We maintain a supplemental executive retirement plan that provides Mr. Smith with a cash payment in the event of a change in control equal to the benefit that he would have received under our employee stock ownership plan, had he remained employed throughout the term of the loan, less the benefits actually provided under the employee stock ownership plan on his behalf. The plan also provides Mr. Smith with a stock benefit equal to the shares of our stock he would have received under our employee stock ownership plan had he not been limited by certain provisions of the Internal Revenue Code.

Under the terms of the employment agreements with Messrs. Beard and Keys the executives will receive a severance benefit upon an Event of Termination (as such term is defined in the agreements). An Event of Termination includes termination of employment for reasons other than cause, retirement, death and disability and resignation from the Bank's employment following (i) a material reduction in the benefits and perquisites provided to the executives, (ii) the liquidation or dissolution of the Bank; or (iii) a material breach of the agreement. Upon the occurrence of any of these events in connection with a change in control the executives are entitled to twelve months' base salary and continued health and welfare coverage for twelve months.

Under the terms of the ESOP, upon a change in control (as defined in the plan), the ESOP will terminate and the plan trustee will repay in full any outstanding acquisition loan. After repayment of the acquisition loan, all remaining shares of our stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of our stock held in the loan suspense account will be allocated among the accounts of all participants in the ESOP who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds shall be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred. Payments under our employee stock ownership plan are not categorized as parachute payments and, therefore, do not count towards an executive's 280G Limit.

In the event of a change in control of Jefferson Bancshares or Jefferson Federal, outstanding stock options granted pursuant to our equity incentive plan automatically vest and, if the option holder is terminated other than for cause within 12 months of the change in control, will remain exercisable until the expiration date of the stock options. Restricted stock awards granted under the equity incentive plan would also vest in full upon a change in control. The value of the accelerated options and restricted stock grants count towards each executive's 280G Limit.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% shareholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on the Company's review of copies of the reports it has received and written representations provided to it from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Jefferson Bancshares common stock during the year ended June 30, 2013.

Policies and Procedures for Approval of Related Persons Transactions

Jefferson Bancshares maintains a Policy and Procedures Governing Related Person Transactions, which is a written policy and set of procedures for the review and approval or ratification of transactions involving related persons. Under the policy, related persons consist of directors, director nominees, executive officers, persons or entities known to us to be the beneficial owner of more than five percent of any outstanding class of the voting securities of the Company, or immediate family members or certain affiliated entities of any of the foregoing persons.

Transactions covered by the policy consist of any financial transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which:

- the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year;
- the Company is, will, or may be expected to be a participant; and
- any related person has or will have a direct or indirect material interest.

The policy excludes certain transactions, including:

- any compensation paid to an executive officer of the Company if the Compensation Committee of the Board approved (or recommended that the Board approve) such compensation;
- any compensation paid to a director of the Company if the Board or an authorized committee of the Board approved such compensation; and
- any transaction with a related person involving consumer and investor financial products and services provided in the ordinary course of the Company's business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties or to the Company's employees on a broad basis (and, in the case of loans, in compliance with the Sarbanes-Oxley Act of 2002).

Related person transactions will be approved or ratified by the Audit/Compliance Committee. In determining whether to approve or ratify a related person transaction, the Audit/Compliance Committee will consider all relevant factors, including:

- whether the terms of the proposed transaction are at least as favorable to the Company as those that might be achieved with an unaffiliated third party;
- the size of the transaction and the amount of consideration payable to the related person;
- the nature of the interest of the related person;
- whether the transaction may involve a conflict of interest; and
- whether the transaction involves the provision of goods and services to the Company that are available from unaffiliated third parties.

A member of the Audit/Compliance Committee who has an interest in the transaction will abstain from voting on approval of the transaction, but may, if so requested by the chair of the Audit/Compliance Committee, participate in some or all of the discussion.

Transactions with Related Persons

Loans and Extensions of Credit. The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Jefferson Federal to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Jefferson Federal is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Jefferson Federal to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

The Company maintains a comprehensive written policy for the review, approval or ratification of all transactions with related persons. In accordance with banking regulations and its policy, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of the Company's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or potential conflicts of interest to the Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (i) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (ii) the ownership of more than 5% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

SUBMISSION OF BUSINESS PROPOSALS AND SHAREHOLDER NOMINATIONS

The Company must receive proposals that shareholders seek to include in the proxy statement for the Company's next annual meeting no later than June 6, 2013. If next year's annual meeting is held on a date more than 30 calendar days from October 31, 2014, a shareholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Bylaws provide that, in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 90 days prior to the date of the annual meeting; however, if less than 100 days' notice of the annual meeting is given to shareholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the annual meeting was mailed to shareholders or public disclosure of the meeting date. A copy of the Bylaws may be obtained from the Company.

SHAREHOLDER COMMUNICATIONS

The Company encourages shareholder communications to the Board of Directors and/or individual directors. Shareholders who wish to communicate with the Board of Directors or an individual director should send their communications to the care of Jane P. Hutton, Corporate Secretary, Jefferson Bancshares, Inc., 120 Evans Avenue, Morristown, Tennessee 37814. Communications regarding financial or accounting policies should be sent to the attention of the Chairman of the Audit/Compliance Committee. All other communications should be sent to the attention of the Chairman of the Nominating/Corporate Governance Committee.

Directors are expected to prepare themselves for and to attend all Board meetings, the Annual Meeting of Shareholders and the meetings of the committees on which they serve, with the understanding that on occasion a director may be unable to attend a meeting. All of the Company's directors attended the Company's 2012 Annual Meeting of Shareholders.

MISCELLANEOUS

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Jefferson Bancshares common stock. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone without receiving additional compensation.

The Company's Annual Report to Shareholders has been mailed to persons who were shareholders as of the close of business on September 6, 2013. Any shareholder who has not received a copy of the Annual Report may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated in this proxy statement by reference.

A copy of the Company's Annual Report on Form 10-K, without exhibits, for the year ended June 30, 2013, as filed with the Securities and Exchange Commission, will be furnished without charge to persons who were shareholders as of the close of business on September 6, 2013 upon written request to Jane P. Hutton, Corporate Secretary, Jefferson Bancshares, Inc., 120 Evans Avenue, Morristown, Tennessee 37814.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

BY ORDER OF THE BOARD OF DIRECTORS



Jane P. Hutton
Chief Financial Officer, Treasurer and Corporate Secretary

Morristown, Tennessee
October 4, 2013

Appendix A

JEFFERSON BANCSHARES, INC.
COMPENSATION COMMITTEE CHARTER

I. PURPOSE

The Compensation Committee (the "Committee") of Jefferson Bancshares, Inc. (the "Corporation") and Jefferson Federal Bank (the "Bank") is responsible for human resource policies, salaries and benefits, incentive compensation, executive development and management succession planning. It also deals with policies relating to nondiscriminatory employment practices, including those related to hiring, compensation and promotion.

II. COMPOSITION

The Committee shall consist of three or more directors, each of whom shall satisfy the definition of independent director as defined in any qualitative listing requirements for Nasdaq Stock Market, Inc. issuers and any applicable Securities and Exchange Commission rules and regulations. Committee members shall be elected by the Board at the annual organizational meeting of the Board of Directors. Members shall serve until their successors are appointed. The Committee's Chairperson shall be designated by the full Board or, if it does not do so, the Committee members shall elect a Chairperson by vote of a majority of the full Committee. The Chief Executive Officer will meet often with the Committee, but the Chief Executive Officer will not be on the Committee or participate in all of its meetings and may not be present during voting or deliberation on his or her compensation. The same is true of the Bank's Human Resource Manager.

The Committee may form and delegate authority to subcommittees when appropriate.

III. MEETINGS

The Committee shall meet at least annually, or more frequently as circumstances dictate. The Committee Chairperson will preside at each meeting and, in consultation with the other members of the Committee, will set the frequency and length of each meeting and the agenda of items to be addressed at each meeting. The Chairperson of the Committee shall ensure that the agenda for each meeting is circulated to each Committee member in advance of the meeting.

IV. RESPONSIBILITIES AND DUTIES

The principal responsibilities of the Committee are:

A. **Developing and monitoring human resource policies**. The Committee will develop human resource policies for the Corporation and the Bank and will monitor the Corporation and the Bank's adherence to the policies on a continual basis. The Bank's human resource policies include the following:

1. Employment Policies (Corporate handbook)
2. Salary Administration Policy
3. Family Medical Leave Act
4. Americans with Disabilities Act
5. Sexual Harassment Policy

6. Discretionary Leave Policy

B. **Appraising the performance of the Chief Executive Officer**. The Committee will complete a written performance evaluation of the Chief Executive Officer in January of each year. The Committee will meet with the Chief Executive Officer to discuss his or her strengths, weaknesses, review goals set at the beginning of the current year and to establish goals for the coming year. The Committee will recommend to the Board of Directors in its February meeting the annual salary, bonus, stock options, and other benefits, direct and indirect, of the CEO. In making its recommendation, the Committee will consider:

1. The performance of the Corporation and the Bank;
2. Shareholder return;
3. The level of salary, bonus, stock options, and other benefits, direct and indirect, of the Chief Executive Officer relative to chief executive officers at comparable companies; and
4. The level of salary, bonus, stock options, and other benefits, direct and indirect, given to the Chief Executive Officer in recent years.

The Committee will make recommendations to the Board of Directors in its February meeting regarding the extension of the employment agreements of the Chief Executive Officer and other senior officers.

C. **Preparation of report.** The Committee will prepare a report on executive compensation for inclusion in the Corporation's annual meeting proxy statement, in accordance with applicable rules and regulations.

D. **Oversight of executive compensation programs**. The Committee will review on an annual basis the Corporation's and the Bank's executive compensation programs to determine that they are properly researched and coordinated. In determining how corporate performance will be rewarded, the Committee will ensure that a significant portion of an executive's compensation is connected to the long-term interest of the shareholders. There will be an appropriate balance between short-term pay and long-term incentives. An important responsibility of the Committee is the development of an appropriate balance while focusing on long-term shareholder value.

E. **Oversight of staff compensation programs**. The Committee will review on an annual basis the Bank's salary administration program to determine that it is current and properly researched and coordinated. The Committee will review recommendations from the Chief Executive Officer and Human Resource Manager concerning compensation adjustments and will then make recommendations to the Board of Directors. The Committee's review and Board of Director's deliberation will occur in November of each year.

F. **Oversight of the performance incentive compensation plan**. Prior to the beginning of each fiscal year, the Committee will review the Corporation's stock option plans and the Bank's performance incentive compensation plan to determine that they are properly structured to reward exceptional performance. The Committee will consider the overall performance of the Corporation and the Bank and the cost of the performance incentive compensation plan to ascertain that shareholder value is being increased by exceptional performance. The Committee will make recommendations to the Board of Directors regarding changes to the plan. The Committee will also approve the pay-out of the plans after the Corporation's and the Bank's performance has been ratified by the external auditing firm.

G. **Oversight of staff benefit programs.** The Committee will review on a continual basis the Corporation's and the Bank's benefit programs to determine that they are current and properly coordinated. The Committee will review recommendations from the Chief Executive Officer and Human Resources Manager concerning benefit program adjustments and will then make its recommendations to the Board of Directors.

H. **Oversight of 401(k) Plan**. The Committee will appoint the trustees of the Bank's 401(k) Plan. The Committee will monitor the Plan on a quarterly basis and will meet with the Plan administrator on an annual basis for adjustments or revisions.

I. **Oversight of executive development and management succession planning**. The Committee will review on an annual basis the executive development program facilitated by the Chief Executive Officer and managed by the Human Resource Manager. The Committee will integrate management succession planning with the executive development program.

V. EVALUATIONS

Annually, the Committee shall conduct a performance evaluation and review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

VI. COMMITTEE RESOURCES

The Committee may, in its sole discretion, retain or obtain the advice of compensation consultants, legal counsel or other advisors as it deems necessary to carry out its duties; provided, however, that the Committee may select, or receive advice from, a compensation consultant, legal counsel or other advisor only after taking into consideration the factors set forth in Nasdaq Listing Rule 5605(d)(3)(D). The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel and other advisor retained by the Committee. The Committee shall be provided appropriate funding, as determined by the Committee, for payment of reasonable compensation to a compensation consultant, legal counsel or any other advisor retained by the Committee.

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Appendix B

JEFFERSON BANCSHARES, INC.
NOMINATING/CORPORATE GOVERNANCE COMMITTEE CHARTER

I. Purpose

The primary objectives of the Nominating/Corporate Governance Committee (the "Committee") are to assist the Board of Directors (the "Board") of Jefferson Bancshares, Inc. (the "Company") by: (i) identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each annual meeting of the Company's stockholders; (ii) ensuring that the Audit/Compliance and Nominating/Corporate Governance Committees of the Board shall have the benefit of qualified and experienced "independent" directors; and (iii) developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to the Company.

II. Organization

The Committee shall consist of three or more directors, each of whom shall satisfy the definition of independent director as defined in any qualitative listing requirements for Nasdaq Stock Market, Inc. issuers and any applicable Securities and Exchange Commission rules and regulations.

Committee members shall be elected by the Board at the annual organizational meeting of the Board of Directors. Members shall serve until their successors are appointed. The Committee's chairperson shall be designated by the full Board or, if it does not do so, the Committee members shall elect a Chairman by vote of a majority of the full Committee.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Structure and Meetings

The chairperson of the Committee will preside at each meeting and, in consultation with the other members of the Committee, will set the frequency and length of each meeting and the agenda of items to be addressed at each meeting. The chairperson of the Committee shall ensure that the agenda for each meeting is circulated to each Committee member in advance of the meeting.

IV. Goals and Responsibilities

The Committee shall: (i) develop and recommend to the Board a Corporate Governance Policy (the "Policy") applicable to the Company, and review and reassess the adequacy of such Policy annually and recommend to the Board any changes deemed appropriate; (ii) develop policies on the size and composition of the Board; (iii) review possible candidates for Board membership consistent with the Board's criteria for selecting new directors; (iv) perform Board performance evaluations on an annual basis; (v) annually recommend a slate of nominees to the Board with respect to nominations for the Board at the annual meeting of the Company's stockholders; and (vi) generally advise the Board (as a whole) on corporate governance matters.

The Committee shall also advise the Board on (a) committee member qualifications, (b) committee member appointments and removals, (c) committee structure and operations (including authority to delegate to subcommittees), and (d) committee reporting to the Board. The Committee shall maintain an orientation program for new directors and a continuing education program for all directors.

The Committee will annually review and reassess the adequacy of this charter and recommend any proposed changes to the Board for approval.

The Committee shall perform any other activities consistent with this charter, the Company's bylaws and governing law and regulations as the Committee or the Board deems appropriate.

V. Performance Evaluation

The Committee shall conduct an annual performance evaluation of the Board. The evaluation shall be of the Board's contribution as a whole and specifically review areas in which the Board and/or management believes a better contribution could be made.

VI. Committee Resources

The Committee shall have the authority to obtain advice and seek assistance from internal or external legal, accounting or other advisors. The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve such search firm's fees and other retention terms.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2013

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number: 0-50347

JEFFERSON BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Tennessee	**45-0508261**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
120 Evans Avenue, Morristown, Tennessee	**37814**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (423) 586-8421

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ____ No __X__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ____ No __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes __X__ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __X__

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ____	Accelerated Filer ____
Non-accelerated Filer ____	Smaller Reporting Company __X__

Indicate by check mark whether the registrant is a shell company (as defined in Rule 16b-2 of the Exchange Act). Yes ____ No __X__

The aggregate market value of the voting and non-voting common equity held by non-affiliates was $16,333,688 million, based upon the closing price ($2.70 per share) as quoted on the Nasdaq Global Market as of the last business day of the registrant's most recently completed second fiscal quarter (December 30, 2012).

The number of shares outstanding of the registrant's common stock as of September 13, 2013 was 6,597,739.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Proxy Statement for the 2013 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

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INDEX

Part I

Part II

Part III

Part IV

Note on Forward Looking Statements:

This report, as well as other written communications made from time to time by Jefferson Bancshares, Inc. (the "Company") and subsidiaries and oral communications made from time to time by authorized officers of the Company, may contain statements relating to the future results of the Company (including certain projections, such as earnings projections, necessary tax provisions, and business trends) that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Such forward-looking statements may be identified by the use of such words as "intend," "believe," "expect," "should," "planned," "estimated," and "potential." For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. The Company's ability to predict future results is inherently uncertain and the Company cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. These factors include but are not limited to:

- *The strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company's assets;*
- *The economic impact of past and any future terrorist attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks;*
- *The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters;*
- *The effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company's assets) and the policies of the Board of Governors of the Federal Reserve System;*
- *The ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector;*
- *The inability of the Company to obtain new customers and to retain existing customers;*
- *The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet;*
- *Technological changes implemented by the Company and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers;*
- *The ability of the Company to develop and maintain secure and reliable electronic systems;*
- *The ability of the Company to retain key executives and employees and the difficulty that the Company may experience in replacing key executives and employees in an effective manner;*
- *Consumer spending and saving habits which may change in a manner that affects the Company's business adversely;*
- *Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected;*
- *The costs, effects and outcomes of existing or future litigation;*
- *Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board; and*
- *The ability of the Company to manage the risks associated with the foregoing as well as anticipated.*

Additional factors that may affect our results are discussed in this annual report on Form 10-K under "Item 1A, Risk Factors." These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

PART I

ITEM 1. BUSINESS

General

Jefferson Bancshares, Inc. (also referred to herein as the "Company" or "Jefferson Bancshares") is the holding company for Jefferson Federal Bank.

In connection with the Company's acquisition of State of Franklin Bancshares, Jefferson Federal Bank merged with and into State of Franklin Savings Bank, the wholly owned subsidiary of State of Franklin Bancshares. The resulting institution continues to operate as a Tennessee chartered savings bank under the name "Jefferson Federal Bank" (also referred to herein as the "Bank" or "Jefferson Federal").

Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank.

Jefferson Federal operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in its market area. Jefferson Federal attracts deposits from the general public and uses those funds to originate loans, most of which it holds for investment.

Available Information

We maintain an Internet website at http://www.jeffersonfederal.com. We make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, and other information related to us, free of charge, on this site as soon as reasonably practicable after we electronically file those documents with, or otherwise furnish them to, the Securities Exchange Commission. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this annual report on Form 10-K. This annual report on Form 10-K has not been reviewed, or confirmed for accuracy or relevance, by the Securities and Exchange Commission, the Federal Deposit Insurance Corporation or any other governmental authority.

Market Area

We are headquartered in Morristown, Tennessee, which is situated approximately 40 miles northeast of Knoxville, Tennessee in the northeastern section of the state. We consider our primary market areas to consist of: (i) Hamblen County, Tennessee, and its contiguous counties; (ii) Knoxville, Tennessee, and its surrounding areas; and (iii) the greater Johnson City, Tennessee, Kingsport, Tennessee, and Virginia region (the "Tri-Cities region").

We currently operate two full-service branch offices and two limited-service drive-through facilities in Hamblen County, Tennessee. The economy of Hamblen County, which has an estimated population of 62,000, is primarily oriented to manufacturing and agriculture. Morristown and Hamblen County also serve as a hub for retail shopping and medical services for a number of surrounding rural counties. The manufacturing sector is focused on three types of products: automotive and heavy equipment components; plastics, paper and corrugated products; and furniture. According to published statistics, the unemployment rate in Hamblen County was 10.0% as of June 2013, the most recent period for which data is available, which was above the national and state unemployment rates at that time.

We also currently operate two full-service branch offices in Knoxville, Tennessee. Knoxville's population is approximately 183,000 and its economy is largely fueled by the location of the main campus of the University of Tennessee, the Oak Ridge National Laboratory, the National Transportation Research Center and the Tennessee Valley Authority. Additionally, Knoxville has many warehousing and distribution companies because of its central location in the eastern half of the United States. The unemployment rate for the Knoxville metropolitan statistical area was 7.5% as of June 2013, which was below the national and state unemployment rates at that time.

We also currently operate six full-service branch offices in the Tri-Cities region, which is comprised of Kingsport, Tennessee, Johnson City, Tennessee and Bristol, Tennessee and the surrounding areas. The population of the Tri-Cities region is approximately 500,000 and its economy is largely fueled by manufacturing and trade services. The unemployment rate for the Tri-Cities region combined statistical area was 8.4% as of June 2013, which was above the national unemployment rate and slightly below the state unemployment rate at that time.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the several financial institutions operating in our market area and, to a lesser extent, from other financial service companies, such as brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds and other corporate and government securities. At June 30, 2012, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held: (i) 22.58% of the deposits in Hamblen County, which is the largest market share out of nine financial institutions with offices in the county at that date; (ii) 0.27% of the deposits in the Knoxville, Tennessee, metropolitan statistical area, which is the 30th largest market share out of 44 financial institutions with offices in the metropolitan statistical area at that date; (iii) 4.77% of the deposits in the Johnson City, Tennessee metropolitan statistical area, which is the ninth largest market share out of 22 financial institutions located in the metropolitan statistical area at that date; and (iv) 1.06% of the deposits in the Kingsport, Tennessee-Bristol, Virginia metropolitan statistical area, which is the 20th largest market share out of 31 financial institutions located in the metropolitan statistical area at that date. Banks owned by SunTrust Banks, Inc., First Tennessee National Corporation and Regions Financial Corporation and other large regional bank holding companies also operate in our primary market areas. These institutions are significantly larger than us and, therefore, have significantly greater resources.

Our competition for loans comes primarily from financial institutions in our market area, and to a lesser extent from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from non-depository financial service companies, such as insurance companies, securities companies and specialty finance companies.

We expect to continue to face significant competition in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Federal law permits affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

General. Our loan portfolio consists of a variety of mortgage, commercial and consumer loans. As a community-oriented financial institution, we try to meet the borrowing needs of consumers and businesses in our market area. Mortgage loans constitute a significant majority of the portfolio, and commercial mortgage loans are the largest segment in that category.

One- to Four-Family Residential Loans. We originate mortgage loans to enable borrowers to purchase or refinance existing homes or to construct new one- to four-family homes. We offer fixed-rate mortgage loans with terms up to 30 years and adjustable-rate mortgage loans with terms up to 30 years. Borrower demand for adjustable-rate loans versus fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, the difference between the interest rates and loan fees offered for fixed-rate mortgage loans and the first year interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate mortgage loans and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment and the effect each has on our interest rate risk.

The loan fees charged, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions. Interest rates and payments on our adjustable-rate loans generally are adjusted annually based on any change in the National Average Contract Mortgage Rate for the Purchase of Previously Occupied Homes by Combined Lenders as published by the Federal Housing Finance Board. Changes in this index tend to lag behind changes in market interest rates. Our adjustable-rate mortgage loans may have initial fixed-rate periods ranging from one to seven years.

We originate all adjustable-rate loans at the fully indexed interest rate. The maximum amount by which the interest rate may be increased or decreased is generally 2% per year and the lifetime interest rate cap is generally 5% over the initial interest rate of the loan. Our adjustable-rate residential mortgage loans generally do not provide for a decrease in the rate paid below the initial contract rate. The inability of our residential real estate loans to adjust downward below the initial contract rate can contribute to increased income in periods of declining interest rates, and also assists us in our efforts to limit the risks to earnings and equity value resulting from changes in interest rates, subject to the risk that borrowers may refinance these loans during periods of declining interest rates.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. In addition, substantially all of the mortgage loans in our loan portfolio contain due-on-sale clauses providing that Jefferson Federal may declare the unpaid amount due and payable upon the sale of the property securing the loan. Jefferson Federal enforces these due-on-sale clauses to the extent permitted by law. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

In addition to originating loans for our portfolio, we originate loans for the secondary mortgage market. Loans are sold without recourse and on a servicing-released basis. We generally do not make conventional loans with loan-to-value ratios exceeding 85% and generally make loans with a loan-to-value ratio in excess of 85% only when secured by first liens on owner-occupied, one- to four-family residences. Loans with loan-to-value ratios in excess of 90% generally require private mortgage insurance or additional collateral. We require all properties securing mortgage loans in excess of $250,000 to be appraised by a board-approved appraiser. We require title insurance on all mortgage loans in excess of $25,000. Borrowers must obtain hazard or flood insurance (for loans on property located in a flood zone) prior to closing the loan.

Home Equity Lines of Credit. We offer home equity lines of credit on single family residential property in amounts up to 80% of the appraised value. Rates and terms vary by borrower qualifications, but are generally offered on a variable rate, open-end term basis with maturities of ten years or less.

Commercial Real Estate and Multi-Family Loans. An important segment of our loan portfolio is mortgage loans secured by commercial and multi-family real estate. Our commercial real estate loans are secured by professional office buildings, shopping centers, manufacturing facilities, hotels, vacant land, churches and, to a lesser extent, by other improved property such as restaurants and retail operations.

We originate both fixed- and adjustable-rate loans secured by commercial and multi-family real estate with terms up to 20 years. Fixed-rate loans have provisions that allow us to call the loan after five years. Adjustable-rate loans are generally based on prime and adjust monthly. Loan amounts generally do not exceed 85% of the lesser of the appraised value or the purchase price. When the borrower is a corporation, partnership or other entity, we generally require personal guarantees from significant equity holders. Currently, it is our philosophy to originate commercial real estate loans only to borrowers known to us and on properties in or near our market area.

At June 30, 2013, loans with principal balances of $500,000 or more secured by commercial real estate totaled $75.3 million, or 62.7% of commercial real estate loans, and loans with principal balances of $500,000 or more secured by multi-family properties totaled $10.8 million, or 80.0% of multi-family loans. At June 30, 2013, 14 commercial real estate loans totaling $3.8 million were nonaccrual loans.

Construction Loans. We originate loans to finance the construction of one- to four-family homes and, to a lesser extent, multi-family and commercial real estate properties. At June 30, 2013, $2.0 million of our construction loans was for the construction of one- to four-family homes and $4.7 million was for the construction of commercial or multi-family real estate. Construction loans are generally made on a "pre-sold" basis; however, contractors who have sufficient financial strength and a proven track record are considered for loans for model and speculative purposes, with preference given to contractors with whom we have had successful relationships. We generally limit loans to contractors for speculative construction to a total of $350,000 per contractor. Construction loans generally provide for interest-only payments at fixed-rates of interest and have terms of six to 12 months. At the end of the construction period, the loan generally converts into a permanent loan. Construction loans to a borrower who will occupy the home, or to a builder who has pre-sold the home, will be considered for loan-to-value ratios of up to 85%. Construction loans for speculative purposes, models and commercial properties may be considered for loan-to-value ratios of up to 80%. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. We generally use in-house inspectors for construction disbursement purposes; however, we may rely on architect certifications and independent third party inspections for disbursements on larger commercial loans.

Land Loans. We originate loans secured by unimproved property, including lots for single family homes, raw land, commercial property and agricultural property. We originate both fixed- and adjustable-rate land loans with terms up to 20 years. Adjustable-rate loans are generally based on prime and adjust monthly. Loans secured by unimproved commercial property or for land development generally have five-year terms with a longer amortization schedule.

At June 30, 2013, our largest land loan had an outstanding balance of $3.6 million and was secured by vacant land. At June 30, 2013, loans with principal balances of $500,000 or more secured by unimproved property totaled $9.6 million, or 42.9% of land loans. At June 30, 2013, 14 land loans totaling $1.0 million were nonaccrual loans.

Commercial Business Loans. We extend commercial business loans on an unsecured and secured basis. Secured loans generally are collateralized by industrial/commercial machinery and equipment, livestock, farm machinery and, to a lesser extent, accounts receivable and inventory. We originate both fixed- and adjustable-rate commercial loans with terms up to 15 years. Fixed-rate loans have provisions that allow us to call the loan after five years. Adjustable-rate loans are generally based on prime and adjust monthly. Where the borrower is a corporation, partnership or other entity, we generally require personal guarantees from significant equity holders.

Consumer Loans. We offer a variety of consumer loans, including loans secured by automobiles and savings accounts. Other consumer loans include loans on recreational vehicles and boats, debt consolidation loans and personal unsecured debt.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loans. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount. We use a credit scoring system and charge borrowers with poorer credit scores higher interest rates to compensate for the additional risks associated with those loans.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate are generally larger and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties are often dependent on the successful operation or management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. In order to monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements and rent rolls on multi-family loans. We also perform annual reviews on all lending relationships of $500,000 or more where the loan is secured by commercial or multi-family real estate.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment. As a result of the foregoing, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If we are forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Land Loans. Loans secured by undeveloped land or improved lots generally involve greater risks than residential mortgage lending because land loans are more difficult to evaluate. If the estimate of value proves to be inaccurate, in the event of default and foreclosure, we may be confronted with a property the value of which is insufficient to assure full repayment.

Commercial Loans. Commercial business lending generally involves greater risk than residential mortgage lending and involves risks that are different from those associated with commercial and multi-family real estate lending. Although the repayment of commercial and multi-family real estate loans depends primarily on the cash-flow of the property or related business, the underlying collateral generally provides a sufficient source of repayment. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable or other business assets, the liquidation of collateral if a borrower defaults is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories and equipment may be obsolete or of limited use, among other things. Accordingly, the repayment of a commercial business loan depends primarily on the cash-flow, character and creditworthiness of the borrower (and any guarantors), while liquidation of collateral is secondary.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles, boats and recreational vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Loan Originations. All of our portfolio loans are originated by in-house lending officers and are underwritten and processed in-house. We rely on advertising, referrals from realtors and customers, and personal contact by our staff to generate loan originations. We occasionally purchase participation interests in commercial real estate loans through other financial institutions in our market area.

Loan Approval Procedures and Authority. Loan approval authority has been granted by the Board of Directors to certain officers on an individual and combined basis for consumer (including residential mortgages) and commercial purpose loans up to a maximum of $1.0 million per transaction. All loans with aggregate exposure of $2.0 million or more require the approval of our Loan Committee or Board of Directors.

The Loan Committee meets every two weeks to review all mortgage loans made within granted lending authority of $75,000 or more and all non-mortgage loans made within granted lending authority of $50,000 or more. The committee approves all requests which exceed granted lending authority or when the request carries aggregate exposure to us of $2.0 million or more. The minutes of the committee are reported to and reviewed by the Board of Directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is limited by regulation. At June 30, 2013, our regulatory limit on loans to one borrower was $11.3 million. At that date, our largest lending relationship was $5.7 million and consisted of multiple real estate and commercial business loans. These loans were performing according to their original repayment terms at June 30, 2013.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate single-family residential mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers and generally expire in 90 days or less.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, deposits at the Federal Home Loan Bank of Cincinnati and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities. We also are required to maintain an investment in Federal Home Loan Bank of Cincinnati stock.

At June 30, 2013, our investment portfolio consisted of U.S. agency securities, mortgage-backed securities, municipal securities and corporate securities.

Our investment objectives are to provide and maintain liquidity, to maintain a balance of high quality investments, to diversify investments to minimize risk, to provide collateral for pledging requirements, to establish an acceptable level of interest rate risk, to provide an alternate source of low-risk investments when demand for loans is weak, and to generate a favorable return. Any two of the following officers are authorized to purchase or sell investments: the President, Executive Vice President and/or Vice President. There is a limit of $2.0 million par value on any single investment purchase unless approval is obtained from the Board of Directors. For mortgage-backed securities, real estate mortgage investment conduits and collateralized mortgage obligations issued by Ginnie Mae, Freddie Mac or Fannie Mae, purchases are limited to a current par value of $2.5 million without Board approval.

Deposit Activities and Other Sources of Funds

General. Deposits and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions. We may use borrowings on a short-term basis to compensate for reductions in the availability of funds from other sources. Borrowings may also be used on a longer-term basis for general business purposes.

Deposit Accounts. Substantially all of our depositors are residents of the State of Tennessee. Deposits are attracted from within our primary market area through the offering of a broad selection of deposit instruments, including NOW accounts, money market accounts, regular savings accounts, Christmas club savings accounts, certificates of deposit and retirement savings plans. We do not utilize brokered funds. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing monthly. Our current strategy is to offer competitive rates, but not be the market leader in every type and maturity. In recent years, our advertising has emphasized transaction accounts, with the goal of shifting our mix of deposits towards a smaller percentage of higher cost time deposits.

Borrowings. We have relied upon advances from the Federal Home Loan Bank of Cincinnati to supplement our supply of lendable funds and to meet deposit withdrawal requirements. Advances from the Federal Home Loan Bank are typically secured by our first mortgage loans.

The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness. Under its current credit policies, the Federal Home Loan Bank generally limits advances to 50% of a member's assets. The availability of Federal Home Loan Bank advances to each borrower is based on the financial condition and the degree of security provided to collateralize borrowings.

Personnel

As of June 30, 2013, we had 135 full-time employees and eight part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Executive Officers

The executive officers of Jefferson Federal are elected annually by the Board of Directors and serve at the Board's discretion. Ages presented are as of June 30, 2013. The executive officers of Jefferson Federal are:

Name	Age	Position
Anderson L. Smith	65	President and Chief Executive Officer
Douglas H. Rouse	60	Senior Vice President
Jane P. Hutton	54	Senior Vice President and Chief Financial Officer
Eric S. McDaniel	42	Senior Vice President and Chief Information Officer
Janet J. Ketner	60	Executive Vice President of Retail Banking
Anthony J. Carasso	54	President—Knoxville Region
Harvey L. Mitchell	65	President—Tri-Cities Division
John W. Beard, Jr.	60	Executive Vice President and Chief Credit Officer
Gary L. Keys	64	Executive Vice President and Manager, Special Assets

Biographical Information

Anderson L. Smith has been President and Chief Executive Officer of Jefferson Bancshares since March 2003 and President and Chief Executive Officer of Jefferson Federal since January 2002. Prior to joining Jefferson Federal, Mr. Smith was President, Consumer Financial Services - East Tennessee Metro, First Tennessee Bank National Association. Director since 2002.

Jane P. Hutton has been Treasurer and Secretary of Jefferson Bancshares since March 2003 and Senior Vice President and Chief Financial Officer of Jefferson Federal since July 2009. From July 2002 to July 2009, Ms. Hutton served as Vice President and Chief Financial Officer of Jefferson Federal. Ms. Hutton was named Chief Financial Officer of Jefferson Bancshares on July 1, 2003. From June 1999 until July 2002, Ms. Hutton served as Assistant Financial Analyst.

Douglas H. Rouse has been Senior Vice President of Jefferson Federal since January 2002. From March 1994 until January 2002, Mr. Rouse served as Vice President.

Eric S. McDaniel has served as Senior Vice President and Chief Information Officer of Jefferson Federal since July 2009. In January 2013, he added the title of Chief Risk Officer. From July 2002 to July 2009, Mr. McDaniel served as Vice President and Senior Operations Officer of Jefferson Federal. From March 1996 to July 2002, Mr. McDaniel served as Jefferson Federal's Director of Compliance and Internal Audit.

Janet J. Ketner has been Executive Vice President of Retail Banking since January 2006. Prior to joining Jefferson Federal, Ms. Ketner was Executive Vice President of First Tennessee Bank for Morristown, Dandridge and Greeneville, Tennessee.

Anthony J. Carasso has been the President of Jefferson Federal's Knoxville Region since January 2005. In 1999, Mr. Carasso was Chief Executive Officer and President of Union Planters in Murfreesboro, Tennessee. Since then, he has been President of two other Union Planters Banks, one in Somerset, Kentucky as well as Harriman, Tennessee. During his tenure in Harriman, he had a dual role as an Area Sales Manager managing 22 branches in 11 communities.

Harvey L. Mitchell has been the President of Jefferson Federal's Tri-Cities Division since May 2012. Mr. Mitchell served as Senior Vice President and Commercial Lending Officer of Jefferson Federal from October 2008 to May 2012. Prior to that time, Mr. Mitchell served as Senior Vice President and Commercial Lending Officer of State of Franklin Savings Bank from August 2007 until State of Franklin Savings Bank was acquired by Jefferson Bancshares in October 2008.

John W. Beard, Jr. has served as Executive Vice President and Chief Credit Officer of Jefferson Federal since May 2012. Mr. Beard served as the President and Chief Executive Officer of Citizens Bank, New Tazewell, Tennessee, from 2008 to May 2012. Prior to that time, Mr. Beard served as a Senior Credit Officer at First Tennessee Bank N.A. from 1992 to 2008.

Gary L. Keys has served as Executive Vice President and Manager, Special Assets of Jefferson Federal since May 2012. Mr. Keys served as Executive Vice President—Lending and Operations at Citizens Bank, New Tazewell, Tennessee, from 2008 to May 2012. Prior to that time, Mr. Keys served as Vice President and Kingsport City Executive and in various other positions at First Tennessee Bank N.A. from 1973 to 2008.

Subsidiaries

In addition to Jefferson Federal Bank, we currently have one subsidiary, State of Franklin Statutory Trust II. State of Franklin Statutory Trust II is a Delaware statutory trust. In December 2006, State of Franklin Bancshares issued subordinated debentures to State of Franklin Statutory Trust II, which purchased the debentures with the proceeds from the sale of trust preferred securities issued in a private placement. Our net consolidated principal obligation under the debentures and trust preferred securities is $10.0 million.

Regulation and Supervision of the Company

General. The Company is a bank holding company subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "BHCA"). As a result, the activities of the Company are subject to certain limitations, which are described below. In addition, as a bank holding company, the Company is required to file annual and quarterly reports with the Federal Reserve Board and to furnish such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Company is also subject to regular examination by and the enforcement authority of the Federal Reserve Board.

Activities. With certain exceptions, the BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that engages directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking. The activities of the Company are subject to these legal and regulatory limitations under the BHCA and the related Federal Reserve Board regulations. Notwithstanding the Federal Reserve Board's prior approval of specific nonbanking activities, the Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

Acquisitions. Under the BHCA, a bank holding company must obtain the prior approval of the Federal Reserve Board before: (1) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company would directly or indirectly own or control more than 5% of such shares; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. Satisfactory financial condition, particularly with regard to capital adequacy, and satisfactory CRA ratings are generally prerequisites to obtaining federal regulatory approval to make acquisitions.

Under the BHCA, any company must obtain approval of the Federal Reserve Board prior to acquiring control of the Company or the Bank. For purposes of the BHCA, "control" is defined as ownership of more than 25% of any class of voting securities of the Company or the Bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the Company or the Bank. In addition, the Change in Bank Control Act and the related regulations of the Federal Reserve Board require any person or persons acting in concert (except for companies required to make application under the BHCA), to file a written notice with the Federal Reserve Board before such person or persons may acquire control of the Company or the Bank. The Change in Bank Control Act defines "control" as the power, directly or indirectly, to vote 25% or more of any voting securities or to direct the management or policies of a bank holding company or an insured bank. There is a presumption of "control" where the acquiring person will own, control or hold with power to vote 10% or more of any class of voting security of a bank holding company or insured bank if, like the Company, the company involved has registered securities under Section 12 of the Securities Exchange Act of 1934.

Under Tennessee banking law, prior approval of the Tennessee Department of Financial Institutions is also required before any person may acquire control of a Tennessee bank or bank holding company. Tennessee law generally prohibits a bank holding company from acquiring control of an additional bank if, after such acquisition, the bank holding company would control more than 30% of the FDIC-insured deposits in the State of Tennessee.

Capital Requirements. The Federal Reserve Board has adopted guidelines regarding the consolidated capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and to risk-weighted assets. See *"Regulation and Supervision of the Bank—Capital Requirements."*

In July 2013, the Federal Reserve Board approved revisions to its capital adequacy guidelines and prompt corrective action rules that implement the revised standards of the Basel Committee on Banking Supervision, commonly called Basel III, and address relevant provisions of the Dodd-Frank Act Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more, and top-tier savings and loan holding companies ("banking organizations"). Among other things, the rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also limits a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements. The final rule becomes effective for us on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016 and ending January 1, 2019, when the full capital conservation buffer requirement will be effective.

Dividends. The Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. The Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized" or worse." See *"Regulation and Supervision of the Bank---Prompt Corrective Regulatory Action."*

Stock Repurchases. Bank holding companies are required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order, directive or any condition imposed by, or written agreement with, the Federal Reserve Board. This requirement does not apply to bank holding companies that are "well-capitalized," received one of the two highest examination ratings at their last examination and are not the subject of any unresolved supervisory issues.

Regulation and Supervision of the Bank

General. The Bank is subject to extensive regulation by the Tennessee Department of Financial Institutions (the "Department") and, as an insured state bank that is not a member of the Federal Reserve System (a "nonmember bank"), by the FDIC. The lending activities and other investments of the Bank must comply with various federal regulatory requirements. The Department and FDIC periodically examine the Bank for compliance with these regulatory requirements and the Bank must regularly file reports with the Department and the FDIC describing its activities and financial condition. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board. This supervision and regulation is intended primarily for the protection of depositors.

The Dodd-Frank Act has created the Consumer Financial Protection Bureau (the "Bureau") to implement federal consumer protection laws. The Bureau will assume responsibility for the existing federal consumer protection laws and regulations and has the authority to impose new requirements. The prudential regulators, however, will retain examination and enforcement authority over an institution's compliance with such laws and regulations so long as the institution has less than $10 billion in assets.

Tennessee State Law. As a Tennessee-chartered savings bank, the Bank is subject to the applicable provisions of Tennessee law and the regulations of the Department adopted thereunder. The Bank derives its lending and investment powers from these laws, and is subject to periodic examination and reporting requirements by and of the Department. Certain powers granted under Tennessee law may be constrained by federal regulation. Banks nationwide are permitted to enter the Bank's market area and compete for deposits and loan originations. The approval of the Department is required prior to any merger or consolidation, or the establishment or relocation of any branch office. Tennessee savings banks are also subject to the enforcement authority of the Department, which may suspend or remove directors or officers, issue cease and desist orders and appoint conservators or receivers in appropriate circumstances.

Capital Requirements. Under FDIC regulations, nonmember banks are required to maintain a minimum leverage capital requirement consisting of a ratio of Tier 1 capital to total assets of 3% if the FDIC determines that the institution is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and in general a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System (the CAMELS rating system) established by the Federal Financial Institutions Examination Council. For all but the most highly rated institutions meeting the conditions set forth above, the minimum leverage capital ratio is not less than 4%. Tier 1 capital is the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets (other than certain mortgage servicing rights and purchased credit card relationships) minus identified losses, disallowed deferred tax assets and investments in financial subsidiaries and certain non-financial equity investments.

In addition to the leverage ratio (the ratio of Tier 1 capital to total assets), state-chartered nonmember banks must currently maintain a minimum ratio of qualifying total capital to risk-weighted assets of at least 8%, of which at least half must be Tier 1 capital. Qualifying total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items. Tier 2 capital items include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, certain cumulative preferred stock and subordinated debentures, certain other capital instruments and up to 45% of pre-tax net unrealized holding gains on equity securities. The includable amount of Tier 2 capital cannot exceed the institution's Tier 1 capital. Qualifying total capital is further reduced by the amount of the bank's investments in banking and finance subsidiaries that are not consolidated for regulatory capital purposes, reciprocal cross-holdings of capital securities issued by other banks, most intangible assets and certain other deductions. Under the FDIC risk-weighted system, all of a bank's balance sheet assets and the credit equivalent amounts of certain off-balance sheet items are assigned to one of four broad risk weight categories from 0% to 100%, based on the risks inherent in the type of assets or item. The aggregate dollar amount of each category is multiplied by risk weight assigned to that category. The sum of these weighted values equals the Bank's risk-weighted assets.

Dividend Limitations. The Bank may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of its conversion to stock form.

Earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. The Bank intends to make full use of this favorable tax treatment and does not contemplate use of any earnings in a manner which would limit the Bank's bad debt deduction or create federal tax liabilities.

Under FDIC regulations, the Bank is prohibited from making any capital distributions if, after making the distribution, the Bank would have: (i) a total risk-based capital ratio of less than 8%; (ii) a Tier 1 risk-based capital ratio of less than 4%; or (iii) a leverage ratio of less than 4%.

Investment Activities. Under federal law, all state-chartered FDIC-insured banks have generally been limited to activities as principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law, subject to certain exceptions. For example, the FDIC is authorized to permit institutions to engage in state authorized activities or investments that do not meet this standard (other than non-subsidiary equity investments) for institutions that meet all applicable capital requirements if it is determined that such activities or investments do not pose a significant risk to the Deposit Insurance Fund.

Insurance of Deposit Accounts. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. Under the Federal Deposit Insurance Corporation's existing risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned. Assessment rates range from seven to 77.5 basis points on the institution's assessment base, which is calculated as total assets minus tangible equity.

Deposit insurance per account owner is currently $250,000. The Federal Deposit Insurance Corporation adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, non-interest bearing transaction accounts would receive unlimited insurance coverage until December 31, 2010, which was later extended to December 31, 2012. The Bank opted to participate in the unlimited coverage for noninterest bearing transaction accounts.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Prompt Corrective Regulatory Action. Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept broker deposits. The FDIC is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The FDIC could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and critically undercapitalized institutions are subject to additional mandatory and discretionary measures.

Safety and Soundness Guidelines. Each federal banking agency has established safety and soundness standards for institutions under its authority. These agencies, including the FDIC, have released interagency guidelines establishing such standards and adopted rules with respect to safety and soundness compliance plans. The guidelines require savings institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution's business. The guidelines also establish certain basic standards for loan documentation, credit underwriting, interest rate risk exposure, and asset growth. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at comparable institutions. If the agency determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution must submit an acceptable compliance plan to the agency within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions. Management believes that the Bank has met substantially all the standards adopted in the interagency guidelines.

Additionally, federal banking agencies have established standards relating to asset and earnings quality. The guidelines require a bank to maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves.

Federal Reserve System. The Federal Reserve Board regulations require depository institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $55.2 million; a 10% reserve ratio is applied above $55.2 million. The first $10.7 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. The Bank is in compliance with these requirements. At June 30, 2013, the Bank met applicable FRB reserve requirements.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank System ("FHLBS") which consists of 12 regional Federal Home Loan Banks governed and regulated by the Federal Housing Finance Board ("FHFB") of the Federal Home Loan Bank Board. The Bank, as a member of the FHLB of Cincinnati, is required to purchase and hold shares of capital stock in the FHLB of Cincinnati. As of June 30, 2013, the Bank held stock in the FHLB of Cincinnati in the amount $4.7 million and was in compliance with the above requirement. The Federal Home Loan Banks are required to provide funds for certain purposes including contributing funds for affordable housing programs. These requirements, or financial stress caused by economic conditions, could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members.

Loans to Executive Officers, Directors and Principal Stockholders. Under federal law, loans to directors, executive officers and principal stockholders of a state non-member bank like the Bank must be made on substantially the same terms as those prevailing for comparable transactions with persons who are not executive officers, directors, principal stockholders or employees of the Bank unless the loan is made pursuant to a compensation or benefit plan that is widely available to employees and does not favor insiders. Loans to any executive officer, director and principal stockholder, together with all other outstanding loans to such person and affiliated interests, generally may not exceed 15% of the bank's unimpaired capital and surplus, and aggregate loans to such persons may not exceed the institution's unimpaired capital and unimpaired surplus. Loans to directors, executive officers and principal stockholders, and their respective affiliates, in excess of the greater of $25,000 or 5% of capital and surplus (and any loan or loans aggregating $500,000 or more) must be approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. State nonmember banks are prohibited from paying the overdrafts of any of their executive officers or directors unless payment is made pursuant to a written, pre-authorized interest-bearing extension of credit plan that specifies a method of repayment or transfer of funds from another account at the bank. Loans to executive officers are further restricted as to type, amount and terms of credit. In addition, the BHCA prohibits extensions of credit to executive officers, directors and greater than 10% stockholders of a depository institution by any other institution which has a correspondent banking relationship with the institution, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

Transactions with Affiliates. A state non-member bank or its subsidiaries may not engage in "covered transactions" with any one affiliate in an amount greater than 10% of such bank's capital stock and surplus, and for all such transactions with all affiliates a state non-member bank is limited to an amount equal to 20% of capital stock and surplus. All such transactions must also be on terms substantially the same, or at least as favorable, to the bank or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar types of transactions. Specified collateral requirements apply to covered transactions such as loans to and guarantees issued on behalf of an affiliate. An affiliate of a state non-member bank is any company or entity which controls or is under common control with the state non-member bank and, for purposes of the aggregate limit on transactions with affiliates, any subsidiary that would be deemed a financial subsidiary of a national bank. In a holding company context, the parent holding company of a state non-member bank and any companies which are controlled by such parent holding company are affiliates of the state non-member bank. Federal law further prohibits a depository institution from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain limited exceptions.

Enforcement. The FDIC has extensive enforcement authority over insured non-member banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

The FDIC has authority under federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." See "Prompt Corrective Regulatory Action." The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Community Reinvestment Act. Under the Community Reinvestment Act, as implemented by FDIC regulations, a state non-member bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate-income neighborhoods. The Community Reinvestment Act neither establishes specific lending requirements or programs for financial institutions nor limits an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the FDIC, in connection with its examination of an institution, to assess the institution's record of meeting the credit needs of its community and to consider such record when it evaluates applications made by such institution. The Community Reinvestment Act requires public disclosure of an institution's Community Reinvestment Act rating. The Bank's latest Community Reinvestment Act rating received from the FDIC was "satisfactory."

Financial Regulatory Legislation

The previously referenced Dodd-Frank Act contains a wide variety of provisions affecting the regulation of depository institutions. Those include, but are not limited to, restrictions related to mortgage originations, risk retention requirements as to securitized loans and the noted newly created consumer protection agency. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased compliance costs resulting from possible future consumer and fair lending regulations.

ITEM 1A. RISK FACTORS

The current economic conditions pose significant challenges that could adversely affect our financial condition and results of operations.

Our success depends to a large degree on the general economic conditions in our market areas. Our market has experienced a significant downturn in which we have seen falling home prices, rising foreclosures and an increased level of commercial and consumer delinquencies. If economic conditions do not improve or continue to decline, we could experience any of the following consequences, each of which could further adversely affect our business: demand for our products and services could decline; problem assets and foreclosures may increase; and loan losses may increase.

We could experience further adverse consequences in the event of a prolonged economic downturn in our market due to our exposure to commercial loans across various lines of business. A prolonged economic downturn could adversely affect collateral values or cash flows of the borrowing businesses, and as a result our primary source of repayment could be insufficient to service the debt. Another adverse consequence in the event of a prolonged economic downturn in our market could be the loss of collateral value on commercial and real estate loans that are secured by real estate located in our market area. A further significant decline in real estate values in our market would mean that the collateral for many of our loans would provide less security. As a result, we would be more likely to suffer losses on defaulted loans because our ability to fully recover on defaulted loans by selling the real estate collateral would be diminished.

Future economic conditions in our market will depend on factors outside of our control such as political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government, military and fiscal policies and inflation.

Our nonperforming assets expose us to increased risk of loss.

In recent years, our nonperforming assets have increased from historical levels primarily as a result of the recent economic recession. At June 30, 2013, we had total nonperforming assets of $19.2 million, or 3.8% of total assets. Our nonperforming assets adversely affect our net income in various ways. We do not accrue interest income on non-accrual loans and no interest income is recognized until the loan is performing. Loans are returned to accrual status when future payments are reasonably assured. We must reserve for probable losses, which are established through a current period charge to income in the provision for loan losses, and from time to time, write down the value of properties in our other real estate owned portfolio to reflect changing market values. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to our other real estate owned.

Changes in interest rates could reduce our net interest income and earnings.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest spread is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. This contraction could be more severe following a prolonged period of lower interest rates, as a larger proportion of our fixed rate residential loan portfolio will have been originated at those lower rates and borrowers may be more reluctant or unable to sell their homes in a higher interest rate environment. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. At June 30, 2012, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held: (i) 22.58% of the deposits in Hamblen County, which is the largest market share out of nine financial institutions with offices in the county at that date; (ii) 0.27% of the deposits in the Knoxville, Tennessee, metropolitan statistical area, which is the 30th largest market share out of 44 financial institutions with offices in the metropolitan statistical area at that date; (iii) 4.77% of the deposits in the Johnson City, Tennessee metropolitan statistical area, which is the ninth largest market share out of 22 financial institutions located in the metropolitan statistical area at that date; and (iv) 1.06% of the deposits in the Kingsport, Tennessee-Bristol, Virginia metropolitan statistical area, which is the 20th largest market share out of 31 financial institutions located in the metropolitan statistical area at that date. Banks owned by SunTrust Banks, Inc., First Tennessee National Corporation and Regions Financial Corporation and other large regional bank holding companies also operate in our primary market areas. These institutions are significantly larger than us and, therefore, have significantly greater resources. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Our commercial real estate, commercial business and multi-family real estate loans expose us to increased lending risks.

At June 30, 2013, $191.0 million, or 58.4%, of our loan portfolio consisted of commercial real estate, commercial business and multi-family real estate loans. Commercial real estate and multi-family real estate loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Commercial business loans expose us to additional risks because they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by collateral that may depreciate over time. All three of these types of loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Because such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

We may require further additions to our allowance for loan losses, which would reduce net income.

If our borrowers do not repay their loans or if the collateral securing their loans is insufficient to provide for the full repayment, we may suffer credit losses. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for loan losses based on a number of factors. If our assumptions and judgments are wrong, our allowance for loan losses may not be sufficient to cover our losses. In addition, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios. The recent decline in the national economy and the local economies of the areas in which the loans are concentrated could result in an increase in loan delinquencies, foreclosures or repossessions resulting in increased charge-off amounts and the need for additional loan loss allowances in future periods. If we determine that our allowance for loan losses is insufficient, we would be required to take additional provisions for loan losses, which would reduce net income during the period those provisions are taken. In addition, the Tennessee Department of Financial Institutions and the FDIC periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or to charge off particular loans.

We may be required to write down the value of our investment securities if we conclude that a decline in the value in any of our securities is other than temporary.

We review our investment portfolio periodically to determine whether the fair value is below the current carrying value. If the fair value of any of our investment securities has declined below its carrying value, we are required to determine whether the decline is other than temporary. If we conclude that the decline is other than temporary, we are required to write down the value of that security through a charge to earnings.

The loss of our President and Chief Executive Officer could hurt our operations.

We rely heavily on our President and Chief Executive Officer, Anderson L. Smith. The loss of Mr. Smith could have an adverse effect on us because, as a small community bank, Mr. Smith is responsible for more aspects of our business than he might be at a larger financial institution with more employees. Moreover, as a small community bank, we have fewer management-level employees who are in a position to succeed and assume the responsibilities of Mr. Smith. We have entered into a three-year employment agreement with Mr. Smith. We do not have key-man life insurance on Mr. Smith.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Tennessee Department of Financial Institutions, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. As a bank holding company, Jefferson Bancshares is subject to regulation and supervision by the Board of Governors of the Federal Reserve System. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Recent regulatory reform may have a material impact on our operations.

On July 21, 2010, the President signed into law the Dodd-Frank Act. The Dodd-Frank Act contains various provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008 and 2009. These include provisions strengthening holding company capital requirements, requiring retention of a portion of the risk of securitized loans and regulating debit card interchange fees. The Dodd-Frank Act also created the Consumer Financial Protection Bureau to administer consumer protection and fair lending laws, a function that was formerly performed by the depository institution regulators. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. However, it is likely that the provisions of the Dodd-Frank Act will have an adverse impact on our operations, particularly through increased regulatory burden and compliance costs.

Additionally, in July 2013, the federal banking agencies issued a final rule to revise their risk-based and leverage capital requirements and their method for calculating risk-weighted assets, to make them consistent with the agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more, and top-tier savings and loan holding companies ("banking organizations"). Among other things, the rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also limits a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements. The final rule becomes effective for us on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016 and ending January 1, 2019, when the full capital conservation buffer requirement will be effective.

Compliance with these rules, which are still being analyzed, will impose additional costs on banking entities and their holding companies.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general, which could significantly affect our ability to fund normal operations. In addition, our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole as the recent turmoil faced by banking organizations in the domestic and worldwide credit markets deteriorates. Furthermore, Jefferson Bancshares is a separate entity and apart from Jefferson Federal and must provide for its own liquidity. In addition to its operating expenses, Jefferson Bancshares is responsible for the payment of dividends declared for its shareholders, and interest and principal on outstanding debt. Substantially all of Jefferson Bancshares' revenues are obtained from subsidiary service fees and dividends. Payment of such dividends to Jefferson Bancshares by Jefferson Federal is limited under Tennessee law. The amount that can be paid in any calendar year, without prior approval from the Tennessee Department of Financial Institutions, cannot exceed the total of Jefferson Federal's net income for the year combined with its retained net income for the preceding two years.

We are subject to certain risks in connection with our use of technology, including risks associated with systems failures, interruptions, or breaches of security.

Communications and information systems are essential to the conduct of our business, as we use such systems to manage our customer relationships, our general ledger, our deposits, and our loans. While we have established policies and procedures to prevent or limit the impact of systems failures, interruptions, and security breaches, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. Although we rely on commonly used security and processing systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises or breaches of security. In addition, we outsource certain of our data processing to certain third-party providers. If our third-party providers encounter difficulties, or if we have difficulty in communicating with them, our ability to adequately process and account for customer transactions could be affected, and our business operations could be adversely impacted. Threats to information security also exist in the processing of customer information through various other vendors and their personnel. The occurrence of any systems failure, interruption, or breach of security could damage our reputation and result in a loss of customers and business, could subject us to additional regulatory scrutiny, or could expose us to civil litigation and possible financial liability. Any of these occurrences could have a material adverse effect on our financial condition and results of operations.

The charter and bylaws of Jefferson Bancshares may prevent or make more difficult certain transactions, including a sale or merger of Jefferson Bancshares.

Provisions of the charter and bylaws of Jefferson Bancshares may make it more difficult for companies or persons to acquire control of Jefferson Bancshares. Consequently, our shareholders may not have the opportunity to participate in such a transaction and the trading price of our common stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. In addition, these provisions also make more difficult the removal of current directors or management, or the election of new directors. These provisions include:

- supermajority voting requirements for certain business combinations and changes to some provisions of the charter and bylaws;
- limitation on the right to vote shares;
- the election of directors to staggered terms of three years;
- provisions regarding the timing and content of shareholder proposals and nominations;
- provisions restricting the calling of special meetings of shareholders;
- the absence of cumulative voting by shareholders in the election of directors; and
- the removal of directors only for cause.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We conduct our business through our main office, nine full-service branch offices and two limited-service drive-through facilities located in Hamblen, Knox, Sullivan and Washington Counties, Tennessee. We own all of our offices, except for a drive-through facility located in Morristown, Tennessee, the lease on which expires in December 2013. As of June 30, 2013, the total net book value of our offices was $25.6 million. We believe that our facilities are adequate to meet our present and immediately foreseeable needs.

ITEM 3. LEGAL PROCEEDINGS

Jefferson Bancshares is not a party to any pending legal proceedings. Periodically, there have been various claims and lawsuits involving Jefferson Federal, such as claims to enforce liens, condemnation proceedings on properties in which Jefferson Federal holds security interests, claims involving the making and servicing of real property loans and other issues incident to Jefferson Federal's business. Jefferson Federal is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of the Company.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Equity and Related Stockholder Matters

Jefferson Bancshares' common stock is listed on the Nasdaq Global Market under the symbol "JFBI." As of June 30, 2013, Jefferson Bancshares had approximately 613 holders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 6,601,091 shares issued and outstanding.

The following table sets forth high and low sales prices for each quarter during the fiscal years ended June 30, 2013 and June 30, 2012 for Jefferson Bancshares' common stock, and corresponding quarterly dividends period per share.

	High	Low	Dividend Paid Per Share
Year Ended June 30, 2013			
Fourth quarter	$5.95	$5.10	$0.00
Third quarter	5.84	2.71	0.00
Second quarter	2.96	2.27	0.00
First quarter	2.63	1.92	0.00
Year Ended June 30, 2012			
Fourth quarter	$2.47	$1.84	$0.00
Third quarter	2.75	2.00	0.00
Second quarter	2.90	2.18	0.00
First quarter	3.37	2.50	0.00

The Board of Directors of Jefferson Bancshares has the authority to declare dividends on the common stock, subject to statutory and regulatory requirements. Declarations of dividends by the Board of Directors, if any, will depend upon a number of factors, including investment opportunities available to Jefferson Bancshares or Jefferson Federal, capital requirements, regulatory limitations, Jefferson Bancshares' and Jefferson Federal's financial condition and results of operations, tax considerations and general economic conditions. No assurances can be given, however, that any dividends will be paid or, if commenced, will continue to be paid.

Jefferson Bancshares is subject to the requirements of Tennessee law, which generally prohibits distributions to shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The following table provides certain information with regard to shares repurchased by the Company in the fourth quarter of fiscal 2013.

Period	**(a) Total number of Shares (or Units) Purchased**	**(b) Average Price Paid per Share (or Unit)**	**(c) Total Number of Shares (or units) Purchased as Part of Publicly Announced Plans or Programs**	**(d) Maximum Number (or Appropriate Dollar Value) of Shares (or units) that May Yet Be Purchased Under the Plans or Programs**
April 1, 2013 through April 30, 2013	—	$ —	—	410,399 (1)
May 1, 2013 through May 31, 2013	3,494	5.51	3,494	406,905 (1)
June 1, 2013 through June 30, 2013	—	—	—	406,905 (1)
Total	3,494	$ 5.51	3,494	406,905

(1) On November 13, 2008, the Company announced a stock repurchase program under which the Company may repurchase up to 620,770 shares of the Company's common stock, from time to time, subject to market conditions. The repurchase program will continue until completed or terminated by the Board of Directors.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial information below is derived from the audited consolidated financial statements of the Company.

	At or For the Year Ended June 30,				
	2013	2012	2011	2010	2009
Financial Condition Data:					
Total assets	$503,028	$522,930	$561,189	$630,770	$662,655
Loans receivable, net	321,299	322,499	378,587	434,378	498,107
Cash and cash equivalents, interest-bearing deposits	24,514	56,693	40,548	69,303	44,108
Investment securities	96,024	83,483	74,780	62,989	36,544
Borrowings	45,535	45,506	38,887	85,778	91,098
Deposits	399,642	423,882	454,262	479,183	482,167
Stockholders' equity	53,025	52,629	55,919	56,523	79,505
Operating Data:					
Interest income	$19,501	$22,432	$26,334	$30,043	$ 28,175
Interest expense	3,130	4,570	8,030	11,593	11,619
Net interest income	16,371	17,862	18,304	18,450	16,556
Provision for loan losses	800	9,873	4,447	8,809	910
Net interest income after provision for loan losses	15,571	7,989	13,857	9,641	15,646
Noninterest income	2,113	2,180	3,233	4,034	3,185
Noninterest expense	15,546	16,693	17,411	39,657	14,683
Earnings before income taxes	2,138	(6,524)	(321)	(25,982)	4,148
Total income taxes	544	(2,524)	(351)	(1,982)	1,518
Net earnings	$1,594	($4,000)	$ 30	($24,000)	$ 2,630
Per Share Data:					
Earnings per share, basic	$0.25	($0.64)	$0.00	($3.85)	$0.43
Earnings per share, diluted	$0.25	($0.64)	$0.00	($3.85)	$0.43
Dividends per share	$0.00	$0.00	$0.00	$0.03	$0.24

	At or For the Year Ended June 30,				
	2013	2012	2011	2010	2009
Performance Ratios:					
Return on average assets	0.31%	(0.74%)	0.00%	(3.65)%	0.48%
Return on average equity	2.97	(7.37)	0.05	(29.65)	3.40
Interest rate spread (1)	3.55	3.60	3.21	3.04	3.23
Net interest margin (2)	3.64	3.72	3.35	3.22	3.46
Noninterest expense to average assets (5)	3.06	3.10	2.86	2.72	2.67
Efficiency ratio (3) (5)	84.16	83.38	85.71	83.93	76.57
Average interest-earning assets to average interest-bearing liabilities	112.76	111.99	109.61	108.76	110.52
Dividend payout ratio (4)	0.00	0.00	0.00	N/M	55.81
Capital Ratios:					
Tangible capital	9.21	8.23	8.50	7.29	7.85
Core capital	12.93	12.17	11.74	10.35	9.57
Risk-based capital	14.18	13.42	13.00	11.61	10.49
Average equity to average assets	10.55	10.07	9.35	12.33	14.09
Asset Quality Ratios:					
Allowance for loan losses as a percent of total gross loans	1.73	1.78	2.11	2.17	0.94
Allowance for loan losses as a percent of nonperforming loans	44.23	31.53	99.19	51.38	78.30
Net charge-offs to average outstanding loans during the period	0.31	3.36	1.42	0.83	0.14
Nonperforming loans as a percent of total loans	3.91	5.65	2.13	4.22	1.20
Nonperforming assets as a percent of total assets	3.81	4.82	3.25	4.18	1.43

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities.
(4) Reflects dividends per share declared in the period divided by earnings per share for the period.
(5) For 2010, ratios exclude a goodwill impairment charge of $21.8 million.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The objective of this section is to help shareholders and potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the consolidated financial statements that appear elsewhere in this report.

Overview.

Income

We have two primary sources of pre-tax income. The first is net interest income. Net interest income is the difference between interest income – which is the income that we earn on our loans and investments – and interest expense – which is the interest that we pay on our deposits and borrowings.

Our second principal source of pre-tax income is fee income – the compensation we receive from providing products and services. Most of our fee income comes from service charges on NOW accounts and fees for late loan payments. We also earn fee income from ATM charges, insurance commissions, safe deposit box rentals and other fees and charges.

We occasionally recognize gains or losses as a result of sales of investment securities or foreclosed real estate. These gains and losses are not a regular part of our income.

Expenses

The expenses we incur in operating our business consist of compensation and benefits expenses, occupancy expenses, equipment and data processing expense, deposit insurance premiums, advertising expenses, expenses for foreclosed real estate and other miscellaneous expenses.

Compensation and benefits consist primarily of the salaries and wages paid to our employees, fees paid to our directors and expenses for retirement and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of building and equipment, consist primarily of lease payments, real estate taxes, depreciation charges, maintenance and costs of utilities.

Equipment and data processing expense includes fees paid to our third-party data processing service and expenses and depreciation charges related to office and banking equipment.

Deposit insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Expenses for foreclosed real estate include maintenance and repairs on foreclosed properties prior to sale.

Other expenses include expenses for attorneys, accountants and consultants, payroll taxes, franchise taxes, charitable contributions, insurance, office supplies, postage, telephone and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be our critical accounting policies: allowance for loan losses and deferred income taxes.

Allowance for Loan Losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a monthly basis and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic condition and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, Tennessee Department of Financial Institutions and the FDIC, as an integral part of their examination processes, periodically review our allowance for loan losses. These agencies may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed on a continual basis as regulatory and business factors change.

Results of Operations for the Years Ended June 30, 2013 and 2012

Overview.

	2013	2012
	(Dollars in thousands, except per share data)	
Net earnings	$1,594	($4,000)
Net earnings per share, basic	$0.25	($0.64)
Net earnings per share, diluted	$0.25	($0.64)
Return on average assets	0.31%	(0.74%)
Return on average equity	2.97%	(7.37%)

For the year ended June 30, 2013, the Company reported net income of $1.6 million, or $0.25 per diluted share, compared to a net loss of $4.0 million, or $0.64 per diluted share, for the year ended June 30, 2012. The improvement in net income was primarily due to a lower provision for loan losses totaling $800,000 for fiscal 2013 compared to $9.9 million for fiscal 2012. The decrease in the provision for loan losses was attributable to improvements in asset quality.

Net Interest Income.

The following table summarizes changes in interest income and expense for the years ended June 30, 2013 and 2012:

	Year Ended June 30,		% Change
	2013	2012	2013/2012
Interest income:			
Loans	$17,529	$20,271	(13.5%)
Investment securities	1,689	1,900	(11.1%)
Interest-earning deposits	75	62	21.0%
FHLB stock	208	199	4.5%
Total interest income	19,501	22,432	(13.1%)
Interest expense:			
Deposits	1,535	2,965	(48.2%)
Borrowings	1,270	1,278	(0.6%)
Subordinated debentures	325	327	(0.6%)
Total interest expense	3,130	4,570	(31.5%)
Net interest income	$16,371	$17,862	(8.3%)

Net interest income before loan loss provision decreased $1.5 million to $16.4 million for the year ended June 30, 2013. The interest rate spread and net interest margin for the year ended June 30, 2013 were 3.55% and 3.64%, respectively, compared to 3.60% and 3.72%, respectively, for the year ended June 30, 2012.

Total interest income decreased $2.9 million, or 13.1%, to $19.5 million for fiscal 2013 compared to $22.4 million for fiscal 2012 primarily due to a lower volume of interest-earning assets and lower market interest rates. The average volume of earning assets decreased $29.9 million to $451.3 million for fiscal 2013, while the average yield on interest-earning assets decreased 33 basis points to 4.33% compared to fiscal 2012.

Interest on loans decreased $2.7 million, or 13.5%, to $17.5 million for fiscal 2013 as a result of a lower average balance of loans and a lower average yield. The average balance of loans decreased $40.8 million, or 11.2%, to $322.3 million due to the combination of reduced loan demand, normal paydowns on existing loans, transfers to other real estate owned ("OREO") and charge-offs. The average yield on loans was 5.44% for fiscal 2013 compared to 5.57% for fiscal 2012.

Interest on investment securities decreased to $1.7 million for fiscal 2013 compared to $1.9 million for fiscal 2012. The average balance of investment securities increased $9.4 million to $92.7 million for fiscal 2013 compared to $83.3 million for fiscal 2012 as excess liquidity has been deployed into the investment portfolio. The average yield on investments decreased to 1.89% for fiscal 2013 compared to 2.36% for fiscal 2012 due to lower market interest rates. Dividends on Federal Home Loan Bank ("FHLB") stock were $208,000 for fiscal 2013, compared to $199,000 for fiscal 2012.

Total interest expense decreased $1.4 million to $3.1 million for the year ended June 30, 2013, compared to $4.6 million for the year ended June 30, 2012. The average volume of interest-bearing liabilities decreased $29.4 million to $400.2 million while the average rate paid on interest-bearing liabilities decreased 28 basis points to 0.78% for fiscal 2013. Interest expense on deposits decreased $1.4 million to $1.5 million for 2013 compared to $3.0 million for fiscal 2012 as a result of lower interest rates combined with a lower average balance of deposits. The average rate paid on deposits decreased 34 basis points to 0.43% for the year ended June 30, 2013. Interest expense on FHLB advances remained level at $1.3 million for fiscal 2013 compared to fiscal 2012. The average balance of FHLB advances decreased $206,000 to $37.7 million for fiscal 2013 while the average rate paid on FHLB advances remained unchanged at 3.36% compared to fiscal 2012.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table nonaccrual loan balances and related accrued interest income have been included.

	Year Ended June 30,								
	2013			2012			2011		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans[1]	$322,331	$17,529	5.44%	$363,154	$20,271	5.57%	$415,966	$24,251	5.83%
Investment securities	92,721	1,689	1.89	83,276	1,900	2.36	55,013	1,696	3.23
Daily interest deposits	31,466	75	0.24	29,996	62	0.21	72,804	180	0.25
Other earning assets	4,735	208	4.39	4,735	199	4.19	4,735	207	4.37
Total interest-earning assets	451,253	19,501	4.33	481,161	22,432	4.66	548,518	26,334	4.82
Noninterest-earning assets	57,262	—	—	57,864	—	—	59,553	—	—
Total assets	$508,515	—		$539,025	—		$608,071	—	
Interest-bearing liabilities:									
Passbook accounts	91,745	207	0.23	97,167	485	0.50	86,581	651	0.75
NOW accounts	53,935	59	0.11	48,312	77	0.16	49,609	145	0.29
Money market accounts	51,708	119	0.23	53,797	311	0.58	56,113	521	0.93
Certificates of deposit	156,835	1,150	0.73	184,352	2,092	1.13	239,551	4,284	1.79
Total interest-bearing deposits	354,223	1,535	0.43	383,628	2,965	0.77	431,854	5,601	1.30
Borrowings	37,700	1,266	3.36	37,906	1,272	3.35	60,459	2,105	3.48
Repurchase agreements	985	4	0.41	912	6	0.66	1,053	6	0.57
Subordinated debentures	7,298	325	4.45	7,186	327	4.54	7,073	318	4.50
Total interest-bearing liabilities	400,206	3,130	0.78	429,632	4,570	1.06	500,439	8,030	1.60
Noninterest-bearing deposits	53,680	—		54,090	—	—	49,503	—	—
Other noninterest-bearing liabilities	959	—		1,014	—	—	1,284	—	—
Total liabilities	454,845			484,736			551,226		
Stockholders' equity	53,670			54,289			56,845		
Total liabilities and stockholders' equity	$508,515			$539,025			$608,071		
Net interest income		$16,371			$17,862			$18,304	
Interest rate spread			3.55%			3.60%			3.21%
Net interest margin			3.64%			3.72%			3.35%
Ratio of average interest-earning assets to average interest-bearing liabilities			112.76%			111.99%			109.61%

(1) Average loan balances include nonaccrual loans.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	2013 Compared to 2012			2012 Compared to 2011		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)					
Interest income:						
Loans receivable	$(2,231)	$ (511)	$(2,742)	$(2,981)	$ (999)	$(3,980)
Investment securities	250	(461)	(211)	950	(746)	204
Daily interest-bearing deposits and other interest-earning assets	3	19	22	(92)	(34)	(126)
Total interest-earning assets	(1,978)	(953)	(2,931)	(2,123)	(1,779)	(3,902)
Interest expense:						
Deposits	(212)	(1,218)	(1,430)	(571)	(2,065)	(2,636)
Borrowings	(7)	(1)	(8)	(760)	(73)	(833)
Subordinated debentures	5	(7)	(2)	5	4	9
Total interest-bearing liabilities	(214)	(1,226)	(1,440)	(1,326)	(2,134)	(3,460)
Net change in interest income	$(1,764)	$ 273	$(1,491)	$ (797)	$ 355	$ (442)

Provision for Loan Losses.

The provision for loan losses for fiscal 2013 was $800,000 compared to a provision of $9.9 million for fiscal 2012. Management reviews the level of the allowance for loan losses on a monthly basis and establishes the provision for loan losses based on changes in the nature and volume of the loan portfolio, the amount of impaired and classified loans, historical loan loss experience and other qualitative factors. Net charge-offs for the year ended June 30, 2013 amounted to $992,000 compared to $12.2 million for the year ended June 30, 2012. A significant portion of the loan charge-offs during fiscal 2013 and 2012 were against specific reserves and did not require replenishment of the allowance for loan losses.

An analysis of the changes in the allowance for loan losses is presented under "*Allowance for Loan Losses and Asset Quality.*"

Noninterest Income. The following table shows the components of noninterest income and the percentage changes from 2013 to 2012.

	2013	2012	% Change 2013/2012
	(Dollars in Thousands)		
Mortgage origination fees	$ 445	$ 306	45.4%
Service charges and fees	1,036	1,106	(6.3)
Gain on investment securities	12	50	(76.0)
Impairment on investment securities	—	(29)	(100.0)
Loss on sale of fixed assets	1	(12)	(108.3)
Loss on foreclosed real estate	(266)	(169)	57.4
BOLI increase in cash value	239	236	1.3
Other	646	692	(6.6)
Total noninterest income	$2,113	$2,180	(3.1%)

For the year ended June 30, 2013, noninterest income decreased $67,000 to $2.1 million compared to $2.2 million for fiscal 2012. Mortgage origination fee income increased $139,000, or 45.4%, to $445,000 compared to the prior year due to higher demand for residential mortgage refinancing. Net losses on sale of foreclosed property totaled $266,000 for fiscal 2013 compared to $169,000 for fiscal 2012. Service charges and fees decreased $70,000, or 6.3%, to $1.0 million for fiscal 2013 compared to fiscal 2012.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes from 2013 to 2012.

	2013	2012	% Change 2013/2012
	(Dollars in Thousands)		
Compensation and benefits	$6,761	$6,209	8.9%
Occupancy	1,343	1,379	(2.6)
Equipment and data processing	2,453	2,376	3.2
Deposit insurance premiums	968	811	19.4
Advertising	383	359	6.7
Professional services	463	442	(13.1)
Valuation adjustment and expenses on OREO	732	2,374	(69.2)
Amortization of intangible assets	386	441	(12.5)
Other	2,057	2,302	(7.0)
Total noninterest expense	$15,546	$16,693	(6.9)

For the year ended June 30, 2013, noninterest expense decreased $1.1 million to $15.5 million compared to $16.7 million for fiscal 2012. Compensation and benefits expense increased $552,000, or 8.9%, to $6.8 million for fiscal 2013 compared to fiscal 2012 due to a higher number of full-time employees combined with increases in commissions, salaries, ESOP expense, and health insurance costs. Valuation adjustments and expenses on other real estate owned decreased $1.6 million to $732,000 for fiscal 2013 compared to $2.4 million for fiscal 2012.

Income Taxes.

For the year ended June 30, 2013, income tax expense was $544,000 compared to a tax benefit of $2.5 million for the year ended June 30, 2012.

Balance Sheet Analysis

Loans. Net loans decreased slightly to $321.3 million at June 30, 2013 compared to $322.5 million at June 30, 2012. Loan principal repayments and payoffs slightly exceeded new loan volume during fiscal year 2013 compared to the year ended June 30, 2012. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by one- to four-family homes, commercial real estate, multi-family real estate and land. We also originate construction loans and home equity loans. At June 30, 2013, real estate loans totaled $266.2 million, or 81.3% of our total loans, compared to $282.4 million, or 85.9% of total loans, at June 30, 2012. Real estate loans decreased $16.2 million, or 5.7%, in fiscal 2013.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At June 30,									
	2013		2012		2011		2010		2009	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate loans:										
Residential one- to four-family	$87,233	26.7%	$97,182	29.6%	$110,046	28.4%	$136,430	30.7%	$144,659	28.7%
Home equity lines of credit	16,259	5.0	18,395	5.6	20,029	5.2	19,768	4.4	22,467	4.5
Commercial	120,205	36.7	127,185	38.7	144,519	37.3	140,024	31.5	159,608	31.7
Multi-family	13,509	4.1	11,564	3.5	14,062	3.6	16,536	3.7	6,584	1.3
Construction	6,692	2.0	548	0.2	2,171	0.6	21,073	4.7	40,831	8.1
Land	22,296	6.8	27,487	8.4	30,053	7.8	37,135	8.4	46,987	9.3
Total real estate loans	266,194	81.3	282,361	85.9	320,880	82.9	370,966	83.5	421,136	83.7
Commercial business loans	57,288	17.5	42,107	12.8	60,497	15.6	66,699	15.0	73,467	14.6
Non-real estate loans:										
Automobile loans	510	0.2	833	0.3	1,237	0.3	1,848	0.4	2,754	0.5
Mobile home loans	—	0.0	3	0.0	13	0.0	23	0.0	43	0.0
Loans secured by deposits	340	0.1	381	0.1	1,268	0.3	1,372	0.3	1,322	0.3
Other consumer loans	2,971	0.9	2,989	0.9	3,235	0.8	3,566	0.8	4,609	0.9
Total non-real estate loans	3,821	1.2	4,206	1.3	5,753	1.5	6,809	1.5	8,728	1.7
Total gross loans	327,303	100.00%	328,674	100.0%	387,130	100.0%	444,474	100.0%	503,331	100.00%
Less:										
Deferred loan fees, net	(344)		(323)		(362)		(447)		(502)	
Allowance for losses	(5,660)		(5,852)		(8,181)		(9,649)		(4,722)	
Total loans receivable, net	$321,299		$322,499		$378,587		$434,378		$498,107	

The following table sets forth certain information at June 30, 2013 regarding the dollar amount of principal repayments becoming due during the periods indicated for loans. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	Real Estate Loans	Commercial Business Loans	Consumer Loans	Total Loans
		(In thousands)		
Amounts due in:				
One year or less	$ 57,320	$25,726	$2,450	$ 85,496
More than one to three years	42,694	11,036	841	54,571
More than three to five years	75,075	12,578	522	88,175
More than five to 15 years	37,519	4,986	8	42,513
More than 15 years	53,586	2,962	—	56,548
Total	$266,194	$57,288	$3,821	$327,303

The following table sets forth the dollar amount of all loans at June 30, 2013 that are due after June 30, 2014 and have either fixed interest rates or floating or adjustable interest rates.

	Fixed-Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate loans:			
One- to four-family	$ 19,047	$ 58,001	$ 77,048
Home equity lines of credit	86	14,796	14,882
Commercial	55,225	37,631	92,856
Multi-family	7,897	512	8,409
Construction	2,832	2,205	5,037
Land	8,908	1,734	10,642
Commercial business loans	15,526	16,036	31,562
Consumer loans	1,352	19	1,371
Total	$110,873	$130,934	$241,807

The following table shows activity in our loan portfolio, excluding loans held for sale, during the periods indicated.

	Year Ended June 30,		
	2013	2012	2011
		(In thousands)	
Total loans at beginning of period	$328,674	$387,130	$444,474
Loans originated:			
Real estate	48,757	21,219	25,706
Commercial business	24,279	6,386	14,051
Consumer	1,278	1,011	1,387
Total loans originated	74,314	28,616	41,144
Loan principal repayments	(75,685)	(87,072)	(98,488)
Net loan activity	(1,371)	(58,456)	(57,344)
Total gross loans at end of period	$327,303	$328,674	$387,130

Investments. Our investment portfolio consists of U.S. agency securities, mortgage-backed securities, corporate securities, and municipal securities. Investment securities increased $12.5 million to $96.0 million at June 30, 2013 compared to $83.5 million at June 30, 2012 as the result of excess liquidity deployed into the investment portfolio. Investments classified as available-for-sale are carried at fair market value and reflect an unrealized loss of $179,000, or $111,000 net of taxes. The increase in the investment portfolio reflects security purchases totaling $42.9 million, partially offset by sales, paydowns and calls of securities totaling approximately $27.8 million.

	At June 30,					
	2013		2012		2011	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Federal agency securities	$ 21,985	$ 21,653	$24,033	$24,296	$43,721	$43,949
Mortgage-backed securities	65,607	65,868	52,822	54,415	24,551	25,356
Municipal securities	8,004	8,005	4,245	4,563	5,150	5,237
Other securities	607	498	609	209	613	238
Total	$96,203	$96,024	$81,709	$83,483	$74,035	$74,780

The following table sets forth the maturities and weighted average yields of investment securities at June 30, 2013.

	More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Federal agency securities	$3,549	1.85%	$10,627	1.54%	$ 929	3.00%	$15,105	1.70%
Mortgage-backed securities	—	0.00	9,475	1.24	56,386	1.91	65,861	1.82
Municipal securities	1,066	1.09	3,474	2.66	3,211	3.54	7,751	2.66
Other securities	—	0.00	—	0.00	499	0.00	499	0.00
Total	$4,615	1.67%	$23,576	1.58%	$61,025	2.00%	$89,216	1.86%

Deposits. Our primary source of funds is our deposit accounts. The deposit base is comprised of checking, savings, money market and time deposits. These deposits are provided primarily by individuals and businesses within our market area. We do not use brokered deposits as a source of funding. Total deposits decreased $24.2 million to $399.6 million at June 30, 2013 primarily due to the planned runoff of higher cost certificates of deposit. Certificates of deposit decreased $22.3 million, or 13.1%, to $148.1 million while transaction accounts decreased $1.9 million to $251.5 million at June 30, 2013. Management monitors the deposit mix and deposit pricing on a regular basis and has focused on growth in lower cost transaction accounts. Our deposit pricing strategy is to offer competitive rates, but not to offer the highest deposit rates in our markets.

	At June 30,		
	2013	2012	2011
	(In thousands)		
Noninterest-bearing accounts	$ 54,765	$ 52,436	$54,340
NOW accounts	54,164	52,958	46,134
Passbook accounts	91,280	96,588	91,637
Money market deposit accounts	51,324	51,492	51,252
Certificates of deposit	148,109	170,408	210,899
Total	$399,642	$423,882	$454,262

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of June 30, 2013. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period	Certificates of Deposit (In thousands)
Three months or less	$14,988
Over three through six months	9,024
Over six through twelve months	15,792
Over twelve months	17,394
Total	$57,198

The following table sets forth the time deposits classified by rates at the dates indicated.

	At June 30,		
	2013	2012	2011
		(In thousands)	
0.01 – 1.00%	$115,563	$129,619	$ 82,706
1.01 – 2.00%	31,306	36,538	108,257
2.01 – 3.00%	533	2,313	8,046
3.01 – 4.00%	35	64	4,963
4.01 – 5.00%	672	1,874	6,927
Total	$148,109	$170,408	$210,899

The following table sets forth the amount and maturities of time deposits at June 30, 2013.

	At June 30, 2013						
	Less Than One Year	1-2 Years	2-3 Years	3-4 Years	4 or More Years	Total	Percent of Total Certificate Accounts
				(In Thousands)			
0.01 – 1.00%	$ 91,537	$11,320	$11,323	$1,250	$ 133	$115,563	78.0%
1.01 – 2.00%	17,309	9,954	207	955	2,881	31,306	21.1
2.01 – 3.00%	471	62	—	—	—	533	0.4
3.01 – 4.00%	35	—	—	—	—	35	0.0
4.01 – 5.00%	672	—	—	—	—	672	0.5
Total	$110,024	$21,336	$11,530	$2,205	$3,014	$148,109	100.0%

Borrowings. We have relied upon advances from the Federal Home Loan Bank ("FHLB") of Cincinnati to supplement our supply of lendable funds and to meet deposit withdrawal requirements. FHLB advances decreased to $37.6 million at June 30, 2013 from $37.9 million at June 30, 2012. The following table presents certain information regarding our use of FHLB advances during the periods and at the dates indicated.

	Year Ended June 30,		
	2013	2012	2011
		(Dollars in thousands)	
Maximum amount of advances outstanding at any month end	$37,856	$37,936	$85,104
Average advances outstanding	$37,700	$37,906	$60,459
Weighted average interest rate during the period	3.36%	3.36%	3.48%
Balance outstanding at end of period	$37,626	$37,863	$37,942
Weighted average interest rate at end of period	3.36%	3.36%	3.36%

Stockholders' Equity. Stockholders' equity was $53.0 million at June 30, 2013 compared to $52.6 million at June 30, 2012. The Bank's total risk-based capital ratio was 14.18% at June 30, 2013, compared to 13.42% at June 30, 2012. During the year ended June 30, 2013, there were 30,897 shares of Company common stock purchased through the Company's stock repurchase program at a cost of $156,000. At June 30, 2013, an additional

406,905 shares remained eligible for repurchase under the current stock repurchase program. Unrealized gains and losses, net of taxes, in the available-for-sale investment portfolio are reflected as an adjustment to stockholders' equity. At June 30, 2013, the adjustment to stockholders' equity was a net unrealized loss of $111,000 compared to a net unrealized gain of $1.1 million at June 30, 2012.

Allowance for Loan Losses and Asset Quality

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish reserves against losses on loans on a monthly basis. When additional reserves are necessary, a provision for loan losses is charged to earnings.

In connection with assessing the allowance, we have established a systematic methodology for determining the adequacy of the allowance for loan losses. The methodology segments loans with similar risk characteristics. Management performs a monthly assessment of the allowance for loan losses based on the nature and volume of the loan portfolio, the amount of impaired and classified loans and historical loan loss experience. In addition, management considers other qualitative factors, including delinquency trends, economic conditions and loan considerations.

The Tennessee Department of Financial Institutions and the FDIC, as an integral part of their examination process, periodically review our allowance for loan losses. The Tennessee Department of Financial Institutions and FDIC may require us to make additional provisions for loan losses based on judgments different from ours.

The allowance for loan losses decreased $192,000 to $5.7 million at June 30, 2013. Primarily as a result of management's evaluation of credit quality and current economic conditions, the provision for loan losses was $800,000 for fiscal 2013, compared to a provision of $9.9 million for fiscal 2012. Net charge-offs were $992,000 for fiscal 2013 compared to $12.2 million for fiscal 2012. Net charge-offs for the fiscal year ended June 30, 2013 were primarily attributable to real estate loans. At June 30, 2013, our allowance for loan losses represented 1.73% of total gross loans and 44.23% of nonperforming loans, compared to 1.78% of total gross loans and 31.53% of nonperforming loans at June 30, 2012. A significant portion of the loan charge-offs during fiscal 2013 were against specific reserves and did not require replenishment of the allowance for loan losses.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Summary of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss reserves have been established, any difference between the loss reserve and the amount of loss realized has been charged or credited to current income.

	Year Ended June 30,				
	2013	2012	2011	2010	2009
	(Dollars in thousands)				
Allowance at beginning of period	$5,852	$8,181	$9,649	$4,722	$1,836
Provision for loan losses	800	9,873	4,447	8,809	910
Reserve for acquired bank	—	—	—	—	2,577
Recoveries:					
Real estate loans	36	12	110	7	22
Commercial business loans	386	897	91	3	29
Consumer loans	17	25	18	51	63
Total recoveries	439	934	219	61	114
Charge offs:					
Real estate loans	(950)	(4,363)	(3,853)	(1,955)	(220)
Commercial business loans	(441)	(8,673)	(2,150)	(1,869)	(327)
Consumer loans	(40)	(100)	(131)	(119)	(168)
Total charge-offs	(1,431)	(13,136)	(6,134)	(3,943)	(715)
Net charge-offs	(992)	(12,202)	(5,915)	(3,882)	(601)
Allowance at end of period	$5,660	$ 5,852	$8,181	$9,649	$4,722
Allowance to nonperforming loans	44.23%	31.53%	99.19%	51.38%	78.30%
Allowance to total gross loans outstanding at the end of the period	1.73%	1.78%	2.11%	2.17%	0.94%
Net charge-offs to average loans outstanding during the period	0.31%	3.36%	1.42%	0.83%	0.14%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At June 30,					
	2013			2012		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real estate	$3,084	54.5%	81.3%	$3,700	63.2%	85.9%
Commercial business	2,524	44.6	17.5	2,130	36.4	12.8
Consumer	52	0.9	1.2	22	0.4	1.3
Unallocated	—	—	—	—	—	—
Total allowance for loan losses	$5,660	100.0%	100.0%	$5,852	100.0%	100.0%

	At June 30,								
	2011			2010			2009		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real estate	$6,941	84.8%	80.8%	$7,857	81.4%	83.5%	$3,819	80.9%	83.7%
Commercial business	1,197	14.6	17.7	1,675	17.4	15.0	755	16.0	14.6
Consumer	43	0.5	1.5	117	1.2	1.5	148	3.1	1.7
Unallocated	—	—	—	—	—	—	—	—	—
Total allowance for loan losses	$8,181	100.0%	100.0%	$9,649	100.0%	100.0%	$4,722	100.0%	100.0%

Nonperforming and Classified Assets. When a loan becomes 90 days delinquent, the loan is placed on nonaccrual status at which time the accrual of interest ceases and the reserve for any uncollectible accrued interest is established and charged against operations. The interest on these loans is accounted for on the cash basis or cost-recovery method until the loan is returned to accrual status. Loans are returned to accrual status when future payments are reasonably assured. Payments received on non-accrual loans are applied to the remaining principal balance of the loans.

We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Nonperforming assets decreased to $19.2 million, or 3.81% of total assets, at June 30, 2013, compared to $25.2 million, or 4.82% at June 30, 2012 as a result of a decrease in nonaccrual loans and foreclosed real estate. Nonaccrual loans totaled $12.8 million at June 30, 2013 compared to $18.6 million at June 30, 2012. The decrease in nonaccrual loans is primarily driven by the real estate segments of the portfolio. Nonaccrual loans with a current payment status were approximately 71% of the balance at June 30, 2013. Foreclosed real estate decreased $642,000 to $5.4 million at June 30, 2013. At June 30, 2013, foreclosed real estate consisted of $1.3 million of single family homes, $3.6 million of vacant land, and commercial real estate totaling $525,000.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider consumer installment loans to be homogeneous and, therefore, do not separately evaluate them for impairment. All other loans are evaluated for impairment on an individual basis. At June 30, 2013, impaired loans totaled $14.4 million.

Troubled debt restructuring ("TDR") loans were $9.1 million at June 30, 2013. A TDR exists when we grant a concession to a borrower experiencing financial difficulty that we normally would not otherwise consider. These concessions can result in avoidance of foreclosure proceedings and can result in the full repayment of the loan principal amount. Troubled debt restructurings are considered to be nonperforming, except for those that have established a sufficient performance history (generally at a minimum of six consecutive months of performance under the restructured terms) under the terms for the restructured loan. The majority of the Bank's TDRs involve a modification in loan terms such as a temporary period of interest only or extension of the maturity date. The majority of loans in this category are in compliance with their modified loan terms as of June 30, 2013. The amount of accruing TDR loans totaled $1.6 million at June 30, 2013. Additional information on all of our troubled debt restructurings appears in the troubled debt restructurings table below.

The following table provides information with respect to our nonperforming assets at the dates indicated.

	At June 30,				
	2013	2012	2011	2010	2009
	(Dollars in thousands)				
Nonaccrual loans:					
Real estate	$4,597	$9,040	$5,401	$17,367	$5,724
Commercial business	211	1,034	848	1,309	252
Consumer	439	33	41	103	55
Total nonaccrual loans	5,247	10,107	6,290	18,779	6,031
Nonaccrual restructured loans:					
Real estate	7,312	8,140	1,531	—	—
Commercial business	237	315	427	—	—
Consumer	—	—	—	—	—
Total nonaccrual restructured loans	7,549	8,455	1,958	—	—
Total nonperforming loans	12,796	18,562	8,248	18,779	6,031
Nonaccrual investments	942	207	464	731	—
Real estate owned	5,433	6,075	9,498	6,865	3,328
Other nonperforming assets[(1)]	—	348	1	—	106
Total nonperforming assets	$19,171	$25,192	$18,211	$26,375	$9,465
Accruing restructured loans	$ 1,553	$ 2,304	$13,821	$ —	$ —
Accruing restructured loans and nonperforming loans	$14,349	$20,866	$22,069	$18,779	$6,031
Total nonperforming loans to total loans	3.91%	5.65%	2.13%	4.22%	1.20%
Total nonperforming loans to total assets	2.54%	3.55%	1.47%	2.98%	0.91%
Total nonperforming assets to total assets	3.81%	4.82%	3.25%	4.18%	1.43%

(1) Consists primarily of repossessed automobiles and mobile homes.

Interest income that would have been recorded for the years ended June 30, 2013, and 2012 had nonaccruing loans and accruing restructured loans been current according to their original terms was $742,000 and $1.2 million, respectively. Interest related to nonaccrual loans or accruing restructured loans totaling $111,000 and $162,000 was included in interest income for the years ended June 30, 2013 and 2012, respectively.

We review and classify our assets on a regular basis. In addition, the Tennessee Department of Financial Institutions has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we must establish a general allowance for loan losses. If we classify an asset as loss, we must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss or charge off such amount.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At June 30,		
	2013	2012	2011
	(In thousands)		
Substandard assets	$18,990	$28,886	$35,153
Doubtful assets	—	—	—
Loss assets	—	—	—
Total classified assets	$18,990	$28,886	$35,153

At each of the dates in the above table, substandard assets consisted of nonperforming assets plus other loans that we believed exhibited weakness. These substandard but performing loans totaled $7.2 million, $11.8 million and $27.4 million at June 30, 2013, 2012 and 2011, respectively. At June 30, 2013, we also had $14.6 million of loans that we were monitoring because of concerns about the borrowers' ability to continue to make payments in the future, none of which were nonperforming or classified as substandard.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At June 30,					
	2013		2012		2011	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)					
Real estate loans	$ 314	$ 270	$1,381	$372	$3,006	$ 449
Commercial business loans	101	227	133	—	137	808
Consumer loans	10	—	17	—	24	—
Total	$ 425	$ 497	$1,531	$372	$3,167	$1,257

At June 30, 2013, 2012 and 2011, delinquent loans consisted primarily of loans secured by commercial and residential real estate.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank of Cincinnati. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits and short- and intermediate-term U.S. Government agency obligations. The Asset/Liability Committee ("ALCO") is responsible for monitoring and implementing liquidity strategies and contingency plans that address the Company's ongoing liquidity needs.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At June 30, 2013, cash and cash equivalents totaled $8.8 million and interest-bearing deposits totaled $15.7 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $96.0 million at June 30, 2013. At June 30, 2013, approximately $11.0 million of the investment portfolio was pledged as collateral for municipal deposits and repurchase agreements. The Company's external sources of liquidity include borrowing capacity with the Federal Home Loan Bank of Cincinnati, the Federal Reserve Bank of Atlanta, and other correspondent banks. At June 30, 2013, borrowing capacity with the FHLB totaled $37.7 million based on pledged collateral, of which $213,000 was unused. For the year ended June 30, 2013, FHLB advances decreased to $37.6 million as compared to $37.9 million at June 30, 2012. Additional eligible collateral may be transferred to the FHLB to increase borrowing capacity. The Company can borrow from the Federal Reserve Bank of Atlanta's discount window to meet short-term liquidity requirements. At June 30, 2013, the Company had approximately $18.9 million of unused borrowing capacity based on pledged collateral with the Federal Reserve Bank discount window. In addition, the Company also maintains unsecured federal funds lines with two correspondent banks totaling $18.5 million under which no borrowings were outstanding. These federal funds lines may be terminated at any time and may not be outstanding for more than 14 consecutive days.

At June 30, 2013, we had $27.7 million in unused lines of credit. Certificates of deposit due within one year of June 30, 2013 totaled $110.0 million. We believe, based on past experience, that a significant portion of those deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations as of June 30, 2013.

		Payments due by period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
			(In thousands)		
Federal Home Loan Bank advances	$37,626	$26,997	$5,048	$5,110	$ 471
Subordinated debentures	10,001	—	—	—	10,001
Capital lease obligations	—	—	—	—	—
Operating lease obligations	9	9	—	—	—
Purchase obligations	1,782	1,088	694	—	—
Total	$49,418	$28,094	$5,742	$5,110	$10,472

Our primary investing activities are the origination of loans and the purchase of securities. In the year ended June 30, 2013, we originated $74.3 million of loans. In fiscal 2012, we originated $28.6 million of loans and in fiscal 2011 we originated $41.1 million of loans.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances. We experienced a net decrease in total deposits of $24.2 million in the year ended June 30, 2013, a net decrease in total deposits of $30.4 million for the year ended June 30, 2012 and a net decrease in total deposits of $24.9 million for the year ended June 30, 2011, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products in order to attract deposits. Federal Home Loan Bank advance activity reflected a decrease of $237,000 at June 30, 2013 and a decrease of $79,000 and $46.9 million at June 30, 2012 and 2011, respectively.

We are subject to various regulatory capital requirements administered by the federal prompt corrective action regulations, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At June 30, 2013, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See "*Regulation of the Bank—Capital Requirements.*"

Jefferson Bancshares is a separate entity and apart from Jefferson Federal and must provide for its own liquidity. In addition to its operating expenses, Jefferson Bancshares is responsible for the payment of dividends declared for its shareholders, and interest and principal on outstanding debt. At times, Jefferson Bancshares has redeemed its stock. Substantially all of Jefferson Bancshares' revenues are obtained from subsidiary service fees and dividends. Payment of such dividends to Jefferson Bancshares by Jefferson Federal is limited under Tennessee law. The amount that can be paid in any calendar year, without prior approval from the Tennessee Department of Financial Institutions, cannot exceed the total of Jefferson Federal's net income for the year combined with its retained net income for the preceding two years. Jefferson Bancshares believes that such restriction will not have an impact on its ability to meet its ongoing cash obligations.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, unused lines of credit, amounts due mortgagors on construction loans, amounts due on commercial loans and commercial letters of credit.

For the three months and year ended June 30, 2013, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of New Accounting Pronouncements

The impact of new accounting pronouncements is discussed in Note 4 to the Company's Audited Consolidated Financial Statements beginning on page F-1 and incorporated herein by reference.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Aspects of Market Risk. Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Pursuant to this strategy, we actively originate adjustable-rate mortgage loans for retention in our loan portfolio. These loans generally reprice beginning after five years and annually thereafter. Most of our residential adjustable-rate mortgage loans may not adjust downward below their initial interest rate. Although historically we have been successful in originating adjustable-rate mortgage loans, the ability to originate such loans depends to a great extent on market interest rates and borrowers' preferences. This product enables us to compete in the fixed-rate mortgage market while maintaining a shorter maturity. Fixed-rate mortgage loans typically have an adverse effect on interest rate sensitivity compared to adjustable-rate loans. In recent years, we have used investment securities with terms of seven years or less and mortgage-backed securities to help manage interest rate risk. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

We have established an Asset/Liability Committee to communicate, coordinate and monitor all aspects involving asset/liability management. The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk limits and profitability goals.

Quantitative Aspects of Market Risk. We monitor the impact of changes in interest rates on our net interest income and present value of equity using rate shock analysis. The present value of equity is defined as the present value of assets minus the present value of liabilities. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 400 basis point increase or 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 100 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios.

The following table presents the estimated impact on net interest income and equity due to immediate changes in interest rates at the specified levels at June 30, 2013:

Change in Interest Rates (In Basis Points)	Change In:			
	Net Interest Income		Economic Value of Equity	
	$ Change	% Change	Market Value	Change
400	$17,718	7.6%	$60,575	(15.7%)
300	17,069	3.6	62,018	(13.7)
200	16,508	0.2	64,871	(9.7)
100	16,260	(1.3)	68,366	(4.9)
No change	16,475	0.0	71,874	0.0
(100)	15,969	(3.1%)	75,056	4.4%

We use certain assumptions in assessing interest rate risk that relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this Item are incorporated by reference to the Company's Audited Consolidated Financial Statements found on pages F-1 through F-39 hereto.

ITEM 9. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. In addition, based on that evaluation, no change in the Company's internal control over financial reporting occurred during the quarter ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's report on internal control over financial reporting is incorporated by reference to page 47.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information relating to the directors and officers of Jefferson Bancshares and information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to Jefferson Bancshares' Proxy Statement for the 2013 Annual Meeting of Shareholders (the "Proxy Statement") and to Part I, Item 1, *"Description of Business—Executive Officers of the Registrant."* The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the section captioned *"Other Information Relating to Directors and Executive Officers—Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement.

Jefferson Bancshares has adopted a written code of ethics, which applies to our senior financial officers. We intend to disclose any changes or waivers from our Code of Ethics applicable to any senior financial officers on our website at http://www.jeffersonfederal.com or in a Current Report on Form 8-K. A copy of the Code of Ethics is available, without charge, upon written request to Jane P. Hutton, Corporate Secretary, Jefferson Bancshares, Inc., 120 Evans Avenue, Morristown, Tennessee 37814.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the sections captioned *"Executive Compensation"* and *"Director Compensation"* in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

(a) **Security Ownership of Certain Beneficial Owners.** The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(b) **Security Ownership of Management.** The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(c) **Changes in Control.** Management of Jefferson Bancshares knows of no arrangements, including any pledge by any person of securities of Jefferson Bancshares, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) **Equity Compensation Plan Information.**

The following table provides information as of June 30, 2013 for compensation plans under which equity securities may be issued. Jefferson Bancshares does not maintain any equity compensation plans that have not been approved by security holders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights *(a)*	Weighted-average exercise price of outstanding options, warrants and rights *(b)*	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) *(c)*
Equity compensation plans approved by security holders	360,638	$13.04	338,112
Equity compensation plans not approved by security holders	—	—	—
Total	360,638		338,112

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item relating to certain relationships and related transactions is incorporated herein by reference to the section captioned *"Other Information Relating to Directors and Executive Officers—Transactions with Management"* in the Proxy Statement. The information required by this item relating to director independence is incorporated herein by reference to the section captioned *"Items to Be Voted Upon By Shareholders—Item I—Election of Directors"* in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the section captioned *"Items to Be Voted Upon By Shareholders—Item 2—Ratification of Independent Registered Public Accounting Firm"* in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) (1) The exhibits and financial statement schedules filed as a part of this report are as follows:

- Report of Independent Registered Public Accounting Firm.
- Consolidated Balance Sheets for the Years Ended June 30, 2013 and 2012.
- Consolidated Statements of Earnings for the Years Ended June 30, 2013 and 2012.
- Consolidated Statements of Changes in Stockholders' Equity for the Years Ended June 30, 2013 and 2012.
- Consolidated Statements of Cash Flows for the Years Ended June 30, 2013 and 2012.
- Notes to Consolidated Financial Statements.

(2) All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

(3) Exhibits

3.1 Charter of Jefferson Bancshares, Inc. (1)
3.2 Bylaws of Jefferson Bancshares, Inc. (2)
4.1 Specimen Stock Certificate of Jefferson Bancshares, Inc. (1)
4.2 No long-term debt instrument issued by Jefferson Bancshares, Inc. exceeds 10% of consolidated assets or is registered. In accordance with paragraph 4(iii) of Item 601(b) of Regulation S-K, Jefferson Bancshares, Inc. will furnish the Securities and Exchange Commission copies of long-term debt instruments and related agreements upon request.
10.1 Employment Agreement between Anderson L. Smith, Jefferson Bancshares, Inc. and Jefferson Federal Bank* (3)
10.2 Employment Agreement between John W. Beard, Jr., Jefferson Bancshares, Inc. and Jefferson Federal Bank* (4)
10.3 Employment Agreement between Gary L. Keys, Jefferson Bancshares, Inc. and Jefferson Federal Bank* (4)
10.4 Amendment to Employment Agreement between Anderson L. Smith, Jefferson Bancshares, Inc. and Jefferson Federal Bank* (5)
10.5 Amended and Restated Change in Control Severance Plan of Jefferson Federal Bank* (6)
10.6 1995 Jefferson Federal Savings and Loan Association Stock Option Plan* (1)
10.7 Jefferson Federal Bank Supplemental Executive Retirement Plan* (1)
10.8 Jefferson Bancshares, Inc. 2004 Stock-Based Incentive Plan* (7)
11.0 Statement re: computation of per share earnings (8)
21.0 List of Subsidiaries
23.0 Consent of Craine, Thompson & Jones, P.C.
31.1 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.0 Section 1350 Certifications
101.0 The following materials from the Company's Annual Report on Form 10-K for the year ended June 30, 2013, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Condition, (ii) the Consolidated Statements of Earnings, (iii) Consolidated Statements of Comprehensive Income (Loss); (iv) the Consolidated Statement of Changes in Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to the Consolidated Financial Statements**

---

* Management contract or compensatory plan, contract or arrangement.
** Furnished, not filed.
(1) Incorporated herein by reference from the Exhibits to Registration Statement on Form S-1 and amendments thereto, initially filed on March 21, 2003, Registration No. 333-103961.

(2) Incorporated herein by reference from the Exhibits to the Current Report on Form 8-K, filed on October 26, 2007.

(3) Incorporated herein by reference from the Exhibits to the Annual Report on Form 10-K, filed on September 29, 2003.

(4) Incorporated herein by reference from the Exhibits to the Annual Report on Form 10-K, filed on September 21, 2012.

(5) Incorporated herein by reference from the Exhibits to the Annual Report on Form 10-K, filed on September 13, 2004.

(6) Incorporated herein by reference from the Exhibits to the Quarterly Report on Form 10-Q, filed on May 15, 2013.

(7) Incorporated herein by reference from Appendix A to the Company's definitive proxy statement filed on December 1, 2003.

(8) Incorporated herein by reference to Note 3 to the Company's Audited Financial Statements beginning on page F-12.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JEFFERSON BANCSHARES, INC.

Date: September 30, 2013

By: /s/ Anderson L. Smith
Anderson L. Smith
President, Chief Executive Officer and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Anderson L. Smith Anderson L. Smith	President, Chief Executive Officer and Director (principal executive officer)	September 30, 2013
/s/ Jane P. Hutton Jane P. Hutton	Chief Financial Officer, Treasurer and Secretary (principal financial and accounting officer)	September 30, 2013
/s/ H. Scott Reams H. Scott Reams	Director	September 30, 2013
/s/ Dr. Jack E. Campbell Dr. Jack E. Campbell	Director	September 30, 2013
/s/ Dr. Terry M. Brimer Dr. Terry M. Brimer	Director	September 30, 2013
/s/ William T. Hale William T. Hale	Director	September 30, 2013

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. The Company's management conducted an evaluation of the effectiveness of internal control over financial reporting as of June 30, 2013 based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that internal control over financial reporting was effective as of June 30, 2013 based on the specified criteria. This Annual Report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report on Form 10-K.

(This page intentionally left blank.)

CRAINE, THOMPSON, & JONES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
225 WEST FIRST NORTH STREET
P.O. BOX 1779
SUITE 300, MILLENNIUM SQUARE
MORRISTOWN, TENNESSEE 37816-1779
423-586-7650

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Jefferson Bancshares, Inc. and Subsidiaries
Morristown, Tennessee

We have audited the accompanying consolidated balance sheets of Jefferson Bancshares, Inc. and Subsidiaries as of June 30, 2013 and 2012, and the related consolidated statements of earnings, of comprehensive income, of changes in stockholders' equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Bancshares, Inc. and Subsidiaries as of June 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Craine, Thompson & Jones, P.C.

Morristown, Tennessee
September 13, 2013

JAMES W. CRAINE, CPA
GLENN B. THOMPSON, CPA
MIRA J. CRAINE, CPA

THOMAS M. JONES, CPA
HIRAM H. JONES, CPA
TERRY M. WINSTEAD, CPA

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollars in Thousands)

	June 30, 2013	June 30, 2012
Assets		
Cash and cash equivalents	$ 8,837	$ 3,043
Interest-earning deposits	15,677	53,650
Investment securities classified as available for sale, net	96,024	83,483
Federal Home Loan Bank stock	4,735	4,735
Bank owned life insurance	7,100	6,861
Loans receivable, net of allowance for loan losses of $5,660 and $5,852	321,299	322,499
Loans held-for-sale	97	381
Premises and equipment, net	25,636	26,361
Foreclosed real estate, net	5,433	6,075
Accrued interest receivable:		
Investments	349	383
Loans receivable	1,060	1,192
Deferred tax asset	10,911	10,676
Core deposit intangible	1,151	1,537
Other assets	4,719	2,054
Total Assets	$ 503,028	$ 522,930
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	$ 54,765	$ 52,436
Interest-bearing	344,877	371,446
Repurchase agreements	551	398
Federal Home Loan Bank advances	37,626	37,863
Subordinated debentures	7,358	7,245
Other liabilities	4,826	913
Accrued income taxes	-	-
Total liabilities	450,003	470,301
Commitments and contingent liabilities	-	
Stockholders' Equity:		
Preferred stock, $.01 par value; 10,000,000 shares authorized; no shares issued or outstanding		
Common stock, $.01 par value; 30,000,000 shares authorized; 9,182,372 shares issued and 6,601,091 and 6,631,989 shares outstanding at June 30, 2013 and 2012, respectively	92	92
Additional paid-in capital	78,302	78,571
Unearned ESOP shares	(2,376)	(2,809)
Unearned compensation	(1,046)	(1,046)
Accumulated other comprehensive income	(111)	1,095
Retained earnings	9,661	8,067
Treasury stock, at cost (2,581,280 and 2,550,383 shares)	(31,497)	(31,341)
Total stockholders' equity	53,025	52,629
Total Liabilities and Stockholders' Equity	$ 503,028	$ 522,930

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Earnings
(Dollars in Thousands Except Per Share Amounts)

	Year Ended June 30, 2013	2012
Interest income:		
Interest on loans receivable	$ 17,529	$ 20,271
Interest on investment securities	1,689	1,900
Other interest	283	261
Total interest income	19,501	22,432
Interest expense:		
Deposits	1,535	2,965
Securities sold under repurchase agreements	4	6
Advances from FHLB	1,266	1,272
Subordinated debentures	325	327
Total interest expense	3,130	4,570
Net interest income	16,371	17,862
Provision for loan losses	800	9,873
Net interest income after provision for loan losses	15,571	7,989
Noninterest income:		
Mortgage origination income	445	306
Service charges and fees	1,036	1,106
Gain (loss) on sale of fixed assets	1	(12)
Gain on sale of investment securities, net	12	50
Impairment of investment securities	-	(29)
Loss on sale of foreclosed real estate, net	(266)	(169)
BOLI increase in cash value	239	236
Other	646	692
Total noninterest income	2,113	2,180
Noninterest expense:		
Compensation and benefits	6,761	6,209
Occupancy expense	1,343	1,379
Equipment and data processing expense	2,453	2,376
DIF deposit insurance premiums	968	811
Advertising	383	359
Professional services	463	442
Valuation adjustment and expenses on other real estate owned	732	2,374
Amortization of intangible assets	386	441
Other	2,057	2,302
Total noninterest expense	15,546	16,693
Earnings (loss) before income taxes	2,138	(6,524)
Income taxes:		
Current	30	-
Deferred	514	(2,524)
Total income taxes	544	(2,524)
Net earnings (loss)	$ 1,594	$ (4,000)
Net earnings (loss) per share, basic	$ 0.25	$ (0.64)
Net earnings (loss) per share, diluted	$ 0.25	$ (0.64)

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(Dollars in Thousands Except Per Share Amounts)

	Year Ended June 30, 2013	2012
Net earnings (loss)	$ 1,594	$ (4,000)
Other comprehensive income:		
Unrealized holding gain (loss)	(1,944)	1,310
Reclassification for realized gains included in net income, net of taxes	(6)	(172)
Income tax benefit (expense)	744	(502)
Comprehensive income (loss)	$ 388	$ (3,364)

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Dollars in Thousands)

	Common Stock	Additional Paid-in Capital	Unallocated Common Stock in ESOP	Unearned Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at June 30, 2011	$ 92	$ 78,895	$ (3,241)	$ (1,019)	$ 459	$ 12,067	$ (31,334)	$ 55,919
Net loss	-	-	-	-	-	(4,000)	-	(4,000)
Other comprehensive income	-	-	-	-	636	-	-	636
Shares committed to be released by the ESOP	-	(324)	432	-	-	-	-	108
Earned portion of grants	-	-	-	(27)	-	-	-	(27)
Purchase of common stock (2,534 shares)	-	-	-	-	-	-	(7)	(7)
Balance at June 30, 2012	92	78,571	(2,809)	(1,046)	1,095	8,067	(31,341)	52,629
Net earnings	-	-	-	-	-	1,594	-	1,594
Other comprehensive income	-	-	-	-	(1,206)	-	-	(1,206)
Shares committed to be released by the ESOP	-	(274)	433	-	-	-	-	159
Stock options expensed	-	5	-	-	-	-	-	5
Purchase of common stock (30,897 shares)	-	-	-	-	-	-	(156)	(156)
Balance at June 30, 2013	$ 92	$ 78,302	$ (2,376)	$ (1,046)	$ (111)	$ 9,661	$ (31,497)	$ 53,025

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Year Ended June 30, 2013	2012
Cash flows from operating activities:		
Net earnings (loss)	$ 1,594	$ (4,000)
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:		
Allocated ESOP shares	158	109
Depreciation and amortization expense	1,797	1,854
Amortization of premiums (discounts), net on investment securities	648	572
Provision for loan losses	800	9,873
(Gain) loss on sale of fixed assets	(1)	12
(Gain) on sale of investment securities and mortgage-backed securities, net	(12)	(21)
Amortization of deferred loan fees, net	(160)	(169)
Loss on sale of foreclosed real estate, net	266	169
Deferred tax expense (benefit)	514	(2,524)
Originations of mortgage loans held for sale	(17,125)	(13,759)
Proceeds from sale of mortgage loans	17,409	13,378
Increase in cash value of life insurance	(239)	(236)
Earned portion of MRP	-	(27)
Stock options expensed	5	-
Decrease (increase) in:		
Accrued interest receivable	166	257
Other assets	(2,665)	4,925
Increase (decrease) in other liabilities and accrued income taxes	3,913	(4,074)
Net cash provided by (used for) operating activities	7,068	6,339
Cash flows used for investing activities:		
Loan originations, net of principal collections	(1,581)	45,910
Purchase of investment securities classified as held-to-maturity:		
Investment securities classified as available for sale:		
Purchased	(42,894)	(58,320)
Proceeds from sale	83	3,619
Proceeds from maturities, calls and prepayments	27,680	46,479
Purchase of premises and equipment	(319)	(825)
Proceeds from the sale of fixed assets	-	14
Proceeds from sale of (additions to) foreclosed real estate, net	2,205	3,845
Net cash provided by (used for) investing activities	(14,826)	40,722

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Dollars in Thousands)
(Continued)

	Year Ended June 30, 2013	2012
Cash flows from financing activities:		
Net increase (decrease) in deposits	(24,235)	(30,337)
Net increase (decrease) in repurchase agreements	153	(547)
Repayment of FHLB advances	(183)	(25)
Purchase of treasury stock	(156)	(7)
Net cash provided by (used for) financing activities	(24,421)	(30,916)
Net increase (decrease) in cash, cash equivalents and interest-earning deposits	(32,179)	16,145
Cash, cash equivalents and interest-earning deposits at beginning of period	56,693	40,548
Cash, cash equivalents and interest-earning deposits at end of period	$ 24,514	$ 56,693
Supplemental disclosures of cash flow information:		
Cash paid during period for:		
Interest on deposits	$ 1,550	$ 3,067
Interest on borrowed funds	$ 1,041	$ 1,044
Interest on subordinated debentures	$ 213	$ 215
Income taxes	$ 45	$ -
Real estate acquired in settlement of loans	$ 3,893	$ 2,936

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Jefferson Bancshares, Inc. (the Company), is the holding company for Jefferson Federal Bank (the "Bank"). The Company's common stock is listed on the NASDAQ Global Market under the symbol JFBI.

The Company provides a variety of financial services to individuals and small businesses through its offices in Tennessee. Its primary deposit products are transaction accounts and term certificate accounts and its lending products are commercial and residential mortgages and, to a lesser extent, consumer loans.

Principles of Consolidation - The consolidated financial statements include the accounts of Jefferson Bancshares, Inc. and its wholly owned subsidiaries Jefferson Federal Bank and State of Franklin Bank Statutory Trust II. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the statement of condition dates and revenues and expenses for the periods shown. Actual results could differ from the estimates and assumptions used in the consolidated financial statements. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, and deferred tax assets.

Significant Group Concentrations of Credit Risk - The Company originates residential real estate loans, commercial real estate loans and, to a lesser extent, consumer loans primarily to customers located in Upper East Tennessee. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Significant Accounting Policies - The following comprise the significant accounting policies, which the Company follows in preparing and presenting its consolidated financial statements:

a. For purposes of reporting cash flows, cash and cash equivalents include cash and balances due from depository institutions, interest-bearing deposits in other depository institutions and fed funds sold with original maturities of three months or less. Interest-bearing deposits in other depository institutions were $15,677 and $53,650 at June 30, 2013 and 2012, respectively.

b. Investments in debt securities are classified as "held-to-maturity" or "available-for-sale" depending upon the intent of management with respect to the particular investments. Investments classified as "held-to-maturity" are carried at cost while those identified as "available-for-sale" are carried at fair value. All securities are adjusted for amortization of premiums and accretion of discounts over the term of the security using the interest method. Management has the positive intent and ability to carry those securities classified as "held-to-maturity" to maturity for long-term investment purposes and, accordingly, such securities are not adjusted for temporary declines in market value. "Available-for-sale" securities are adjusted for changes in fair value through a direct entry to a separate component of stockholders' equity (i.e., other comprehensive income). Investments in equity securities are carried at the lower of cost or market. The cost of securities sold is determined by specific identification.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c. Loans receivable, net, which management has the intent and ability to hold until maturity or pay-off, are generally carried at unpaid principal balances less loans in process, net deferred loan fees, unearned discount on loans and allowances for losses. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized to interest income over the contractual life of the loan using the interest method.

d. The Company originates mortgage loans conforming to guidelines for sale in the secondary mortgage market. Because commitment letters are only given to the borrower after an underwriter agrees to purchase the loan according to the stated terms, the Company's maximum time between funding the loan and completing the sale to the underwriter is generally three weeks. The loans are carried at the lower of aggregate cost or fair market value as determined by the amount committed to by the underwriter. The loans are sold without recourse and the mortgage servicing rights are sold as part of the loan package.

e. The allowance for loan and lease losses is an estimate of the losses that are inherent in the loan and lease portfolio. The allowance is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The Bank's charge-off policy is consistent with bank regulatory standards. Generally, loans are charged off when the loan becomes over 120 days delinquent. Real estate acquired as a result of foreclosure is initially recorded at the lower of the amount of the loan or the fair value, less estimated selling costs. Any write-down to fair value is charged to the allowance for loan and lease losses. Any subsequent write-down of foreclosed real estate is charged against earnings.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

In connection with assessing the allowance, we have established a systematic methodology for determining the adequacy of the allowance for loan losses. Loans are grouped into pools based on loan type. Loan pools include residential mortgage loans, multi-family loans, construction and land development loans, non-residential real estate loans (owner occupied and non-owner occupied), commercial loans, consumer loans, HELOC and junior liens. Commercial business loans and loans secured by commercial real estate are generally larger and involve a greater degree of risk than residential mortgage loans. In addition, loans secured by commercial real estate are more likely to be negatively impacted by adverse conditions in the real estate market or the economy. Management utilizes a loan grading system and assigns a loan grade of "Pass", "Watch", "Special Mention", "Substandard", "Doubtful" or "Loss" based on risk characteristics of loans. Lending staff reviews the loan grades of customers on a regular basis and makes changes as needed given that the creditworthiness of customers may change over time.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Descriptions of loan grades are as follows:

Pass - loans in this category represent an acceptable risk and do not require heightened levels of monitoring by lending staff.

Watch - loans in this category represent an acceptable risk; however, require monitoring by lending staff due to potential weakness for any number of reasons.

Special Mention - loans in this category have potential weaknesses that may result in deteriorating prospects for the asset or in the Bank's credit position at some future date.

Substandard - loans in this category are inadequately protected by the sound worth and paying capacity of the borrower or the collateral pledged. Borrowers in this category have a well-defined weakness(es) that jeopardize the proper liquidation of the debt.

Doubtful - loans classified as doubtful have a clear and defined weakness making the ultimate repayment of the loan, or portions thereof, highly improbable.

Loss - loans classified as "loss" are those of such little value that their continuance as bank assets is not warranted, even though partial recovery may be affected in the future. Charge off is required in the month this grade is assigned.

Specific valuation allowances are established for impaired loans. The Company considers a loan to be impaired when, based on current information and events, it is probable that the company will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. A specific reserve represents the difference between the recorded value of the loan and either its estimated fair value less estimated disposition costs, or the net present value as determined by a discounted cash flow analysis. On a quarterly basis, management evaluates individual loans which have an outstanding principal balance of $250,000 or more and which are classified as either substandard, doubtful or loss according to the loan grading policy for impairment. Troubled debt restructurings ("TDRs") are also considered to be impaired, except for those that have been performing under the new terms for at least six consecutive months.

A TDR occurs when the Bank grants a concession to a borrower with financial difficulties that it would not otherwise consider. The Bank has adopted the guidance and definitions found in ASU 2011-02 in determining if a borrower is experiencing financial difficulties and if a concession has been granted. The majority of the Bank's TDRs involve a modification involving changes in amortization terms, reductions in interest rates, interest only payments and, in limited cases, concessions to outstanding loan balances. A TDR may be non-accruing or it may accrue interest. A nonaccrual TDR will be returned to accruing status at such time when the borrower successfully performs under the new terms for at least six consecutive months. The Bank's TDRs totaled $9.1 million and $10.8 million at June 30, 2013 and 2012, respectively.

(Dollars in Thousands)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The accrual of interest on all loans is discontinued at the time the loan is 90 days delinquent. All interest accrued but not collected for loans placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method until the loan is returned to accrual status. Loans are returned to accrual status when future payments are reasonably assured. Payments received on non-accrual loans are applied to the remaining principal balance of the loans.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. The evaluation of the allowance for loan and lease losses is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The Company is subject to periodic examination by regulatory agencies, which may require the Company to record increases in the allowances based on the regulator's evaluation of available information. There can be no assurance that the Company's regulators will not require further increases to the allowances.

Tabular information related to loan grades, composition of loan portfolio and activity in the allowance for loan losses is included in Note 6.

f. Credit related financial instruments arising in the ordinary course of business consist primarily of commitments to extend credit. Such financial instruments are recorded when they are funded.

g. Premises and equipment are carried at cost, less accumulated depreciation. Expenditures for assets with a life greater than one year and costing more than $1,000 are generally capitalized. Depreciation of premises and equipment is computed using the straight-line and accelerated methods based on the estimated useful lives of the related assets. Estimated lives for buildings, leasehold improvements, equipment and furniture are thirty-nine, thirty-nine, five and seven years, respectively. Estimated lives for building improvements are evaluated on a case-by-case basis and depreciated over the estimated remaining life of the improvement.

h. Foreclosed real estate is initially recorded, and subsequently carried, at the lower of cost or fair value less estimated selling costs. Costs related to improvement of foreclosed real estate are capitalized.

i. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

j. GAAP requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period.

The Company utilizes the prospective application transition method. This method requires the Company to expense the unvested portion of options granted in fiscal 2013, which reduces net earnings by approximately $3, net of taxes for the fiscal year ending June 30, 2013 and by approximately $12 in the remaining requisite service period. GAAP provides for the use of alternative models to determine compensation cost related to stock option grants. The Company has determined the estimated fair value of stock options at grant date using the Black-Scholes option-pricing model based on market data as of June 30, 2012. The expected dividend yield of 0.0% and expected volatility of 65.52% were used to model the value. The risk free rate of return equaled 1.11%, which was based on the yield of a U.S. Treasury note with a term of ten years. The estimated time remaining before the expiration of the options equaled ten years.

(Dollars in Thousands)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Core Deposit Intangible – The core deposit intangible (CDI) is an asset arising from the acquisition of State of Franklin Bank. The CDI was initially measured at fair value and then amortized using an accelerated method over ten years. The core deposit intangible asset is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Segment Reporting – The Company's operations are solely in the financial services industry and include providing to its customers traditional banking and other financial services. The Company operates primarily in Tennessee. Management makes operating decisions and assesses performance based on an ongoing review of the Company's financial results. Therefore, the Company has a single operating segment for financial reporting purposes.

NOTE 2 – RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain average balances on hand with the Federal Reserve Bank. At June 30, 2013 and 2012, these reserve balances amounted to $4,597 and $4,408, respectively.

NOTE 3 – EARNINGS PER SHARE

Earnings per common share and earnings per common share-assuming dilution have been computed on the basis of dividing net earnings by the weighted-average number of shares of common stock outstanding. Diluted earnings per common share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. Calculations related to earnings per share are provided in the following table.

	Year Ended June 30, 2013	Year Ended June 30, 2012
Weighted average number of common shares used in computing basic earnings per common share	6,270,523	6,243,347
Effect of dilutive stock options	-	-
Weighted average number of common shares and dilutive potential common shares used in computing earnings per common share assuming dilution	6,270,523	6,243,347

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollars in Thousands)

NOTE 4 – RECENT ACCOUNTING PRONOUNCEMENTS

ASU 2013-11 –In July 2013, the FASB issued Accounting Standards Update 2013-11, "*Presentation of an Unrecognized Tax Benefit When a Net Operating Loss, a Similar Tax Loss, or a Tax Credit Carryforward Exists – a consensus of the FASM Emerging Issues Tax Force*". This update provides explicit guidance on the presentation in the financial statements. This standards update helps to bring consistency to a wide ranging diversity that currently exists in practice on the presentation of such unrecognized tax benefits. The amendments in this update become effective for public companies for fiscal years and interim periods within those years, beginning after December 31, 2013. Management does not believe this update will have a material, if any, impact on the Company's consolidated financial statements.

ASU 2013-02 –In February 2013, the FASB issued Accounting Standards Update 2013-02, "*Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.*" This update requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, entities are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The Company adopted this update prospectively as of the quarter ended March 31, 2013. Accordingly, the Company's financial statements now include consolidated statements of comprehensive income disclosing the required information.

ASU 2011-11 – In December 2011, the FASB issued ASU 2011-11, "*Disclosures about Offsetting Assets and Liabilities.*" This update requires entities to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope of this update includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and lending arrangements. The Company is required to adopt this update retrospectively for annual periods beginning after January 1, 2013. Management does not anticipate that adoption will have a material impact on the Company's consolidated financial position, results of operations or cash flows. ASU 2013-01 clarifies certain of the provisions of ASU 2011-11.

NOTE 5 – INVESTMENT SECURITIES

Investment securities are summarized as follows:

	June 30, 2013			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(Dollars in thousands)		
Securities Available-for-Sale				
Debt securities:				
Federal agency securities	$ 21,985	$ 88	$ (420)	$ 21,653
Mortgage-backed securities	65,607	1,096	(835)	65,868
Municipal securities	8,004	172	(171)	8,005
Other securities	607	-	(109)	498
Total securities available-for-sale	$ 96,203	$ 1,356	$ (1,535)	$ 96,024
Weighted-average rate	1.83%			

	June 30, 2012			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(Dollars in thousands)		
Securities Available-for-Sale				
Debt securities:				
Federal agency securities	$ 24,033	$ 263	$ -	$ 24,296
Mortgage-backed securities	52,822	1,658	(65)	54,415
Municipal securities	4,245	318	-	4,563
Other securities	609	-	(400)	209
Total securities available-for-sale	$ 81,709	$ 2,239	$ (465)	$ 83,483
Weighted-average rate	2.20%			

Investment securities with a carrying value of $11,017 and $13,021 were pledged to secure public funds, repurchase agreements and/or advances from the Federal Home Loan Bank at June 30, 2013 and 2012, respectively.

At June 30, 2013, the Company held no securities of any single issue (excluding the U.S. Government and federal agencies) with a book value that exceeded 10% of stockholders' equity.

(Dollars in Thousands)

NOTE 5 – INVESTMENT SECURITIES (CONTINUED)

Securities with unrealized losses not recognized in income are as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2013						
Federal agency securities	$ 9,555	$ (420)	$ -	$ -	$ 9,555	$ (420)
Mortgage-backed securities	25,078	(832)	443	(3)	25,521	(835)
Municipal securities	3,798	(171)	-	-	3,798	(171)
Other securities	-	-	498	(109)	498	(109)
	$ 38,431	$ (1,423)	$ 941	$ (112)	$ 39,372	$ (1,535)

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2012						
Federal agency securities	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	2,100	(9)	569	(56)	2,669	(65)
Municipal securities	-	-	-	-	-	-
Other securities	-	-	207	(400)	207	(400)
	$ 2,100	$ (9)	$ 776	$ (456)	$ 2,876	$ (465)

The Company evaluates its securities with significant declines in fair value on a quarterly basis to determine whether they should be considered temporarily or other than temporarily impaired. The Company has recognized all of the foregoing unrealized losses in other comprehensive income. There were no other-than-temporary impairment charges for the year ending June 30, 2013. Unrealized losses on all securities as shown above are considered to be temporary in nature. The Company neither has the intent to sell nor is it forecasting the need or requirement to sell the securities before their anticipated recovery.

Federal Agency Securities – The unrealized losses of $420 for these ten federal agency securities were caused by changes in market interest rates. The contractual cash flows of these investments are guaranteed by an agency of the U.S. Government. Because the decline in market value is attributable to changes in market interest rates and not credit quality, and because the Company does not intend to sell the investments before recovery of their amortized cost bases and it is not more likely than not the Company does not intend to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2013.

GSE Residential Mortgage-Backed Securities – The unrealized losses of $832 for these thirty-three GSE mortgage-backed securities were caused by changes in market interest rates. The contractual cash flows of these investments are guaranteed by an agency of the U.S. Government. Accordingly it is expected that the securities would not be settled at a price less than the amortized bases of the Company's investments. Because the decline in market value is attributable to changes in market interest rates and not credit quality, and because the Company does not intend to sell the investments before recovery of their amortized cost bases and it is not more likely than not the Company does not intend to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2013.

Private-Label Residential Mortgage-Backed Securities - The unrealized loss of $3 for this private-label mortgage-backed security is primarily driven by higher projected collateral losses, wider credit spreads and changes in interest rates as indicated by the annual independent valuation of the investment. The valuation methodology used is a future cash flow analysis which is built upon a model based on collateral-specific assumptions as they relate to the underlying loans. Given the expected improvement in the future performances of the expected cash flow, the unrealized losses are not deemed to

(Dollars in Thousands)

NOTE 5 – INVESTMENT SECURITIES (CONTINUED)

be attributable to credit quality. Accordingly, it is expected that the securities would not be settled at a price less than the amortized bases of the Company's investments. Because the decline in market value is attributable to higher projected collateral losses, wider credit spreads and changes in interest rates and not credit quality, the Company expects to recover the entire amortized cost bases of this security.

Municipal Securities – The unrealized losses of $171 for these eight investments in municipal securities were caused by changes in market interest rates. The contractual cash flows of these investments are guaranteed by municipal agencies themselves. Accordingly it is expected that the securities would not be settled at a price less than the amortized bases of the Company's investments. Because the decline in market value is attributable to changes in market interest rates and not credit quality, and because the Company does not intend to sell the investments before recovery of their amortized cost bases and it is not more likely than not the Company does not intend to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2013.

Other Securities – The unrealized loss of $109 on this collateralized debt obligation ("CDO") was a result of updated variables and inputs that comprise the model used in the semi-annual independent valuation of this security. The collateral for the CDO investment is comprised of trust preferred securities and senior and subordinated debt issued by banks, insurance companies, REITs, real estate operating companies and homebuilding companies. The CDO is valued by evaluating all relevant credit and structural aspects of the instrument, determining appropriate performance assumptions and performing a discounted cash flow analysis. Given the expected improvement in the future performance of the collateral, the unrealized loss is not deemed to be attributable to credit quality. Since the Company does not intend to sell this investment before recovery of its amortized cost basis, which may be maturity, the Company does not consider this investment to be other-than-temporarily impaired at June 30, 2013.

Maturities of debt securities at June 30, 2013 are summarized as follows:

	Cost	Fair Value	Weighted Average Yield
Within 1 year	$ 6,763	$ 6,808	1.26%
Over 1 year through 5 years	4,579	4,615	1.67%
After 5 years through 10 years	23,836	23,576	1.58%
Over 10 years	61,025	61,025	2.00%
	$ 96,203	$ 96,024	1.83%

Proceeds from sale of debt securities and gross realized gains and losses on these sales are summarized as follows:

	Year ended June 30,	
	2013	2012
Proceeds from sales	$ 83	$ 3,619
Gross realized gains	8	156
Gross realized losses	-	(135)
Net gains (losses)	$ 8	$ 21

(Dollars in Thousands)

NOTE 6 – LOANS RECEIVABLE, NET

Loans receivable, net are summarized as follows:

	June 30, 2013	June 30, 2012
Real estate loans:		
Residential one-to four-family	$ 87,233	$ 97,182
Multi-family	13,509	11,564
Construction	6,692	548
Commercial	120,205	127,185
Land	22,296	27,487
Home equity line of credit	16,259	18,395
Total real estate loans	266,194	282,361
Commercial business loans	57,288	42,107
Consumer Loans:		
Loans secured by deposit accounts	340	381
Other consumer loans	2,971	2,989
Loans secured by automobiles	510	833
Mobile home loans	-	3
Total non-real estate loans	3,821	4,206
Total gross loans	327,303	328,674
Less:		
Deferred loan fees, net	(344)	(323)
Allowance for losses	(5,660)	(5,852)
Loans receivable, net	$ 321,299	$ 322,499
Weighted average rate	5.30%	5.82%

The following is a summary of information pertaining to impaired and non-accrual loans:

	June 30, 2013	June 30, 2012
Impaired loans without a valuation allowance	$ 4,210	$ 12,359
Impaired loans with a valuation allowance	10,227	12,051
Total impaired loans	$ 14,437	$ 24,410
Valuation allowance for impaired loans	$ 1,843	$ 2,861
Total non-accrual loans	$ 12,796	$ 18,562
Average investment in impaired loans	$ 19,915	$ 30,415
Interest income recognized on impaired loans	$ 344	$ 825

(Dollars in Thousands)

NOTE 6 – LOANS RECEIVABLE, NET (CONTINUED)

No additional funds are committed to be advanced in connection with impaired loans.

Commercial real estate loans are secured principally by office buildings, shopping centers, churches and other rental real estate. Construction loans are secured by commercial real estate and single-family dwellings.

The following is a table summarizing the activity in the allowance for loan losses for the year ending June 30, 2013:

	Resid. Mtg.	Multi-family	Const. and land dev.	Non-resid real estate	Owner occupied	Comm'l	HELOC/ Junior Liens	Consumer	Total
Allowance for Credit Losses:									
Balance at June 30, 2012	$ 699	$ 596	$ 777	$ 1,047	$ 347	$ 2,130	$ 234	$ 22	$ 5,852
Charge Offs	(648)	-	(138)	(31)	(23)	(442)	(109)	(40)	(1,431)
Recoveries	-	-	23	-	13	386	2	15	439
Provision	614	(121)	(171)	(35)	10	407	41	55	800
Balance at June 30, 2013	$ 665	$ 475	$ 491	$ 981	$ 347	$ 2,481	$ 168	$ 52	$ 5,660
Ending balance, Individually Evaluated	$ -	$ 423	$ 200	$ 467	$ -	$ 753	$ -	$ -	$ 1,843
Ending balance, Collectively Evaluated	$ 665	$ 52	$ 291	$ 514	$ 347	$ 1,728	$ 168	$ 52	$ 3,817
Loans:									
Balance at June 30, 2013	$ 86,539	$ 13,509	$ 30,679	$ 50,128	$ 68,327	$ 57,171	$ 17,085	$ 3,865	$ 327,303
Ending balance, Individually Evaluated	$ 40	$ 4,923	$ 510	$ 1,834	$ -	$ 2,504	$ 416	$ -	$ 10,227
Ending balance, Collectively Evaluated	$ 86,499	$ 8,586	$ 30,169	$ 48,294	$ 68,327	$ 54,667	$ 16,669	$ 3,865	$ 317,076

The following table is an aging analysis of the loan portfolio:

	30-59 days past due	60-89 days past due	90 or more days past due and still accruing	Nonaccrual	Total past due	Total Current	Total loans receivable
Residential Mortgage	$ 256	$ 44	$ -	$ 1,918	$ 2,218	$ 84,321	$ 86,539
Multi-family	-	-	-	4,927	4,927	8,582	13,509
Construction/land development			-	1,011	1,011	29,668	30,679
Non-residential real estate	58	103	-	3,120	3,281	46,847	50,128
Owner occupied		123	-	868	991	67,336	68,327
Commercial	101	227	-	448	776	56,395	57,171
Heloc and junior lien			-	65	65	17,020	17,085
Consumer	10	-	-	439	449	3,416	3,865
Total	$ 425	$ 497	$ -	$ 12,796	$ 13,718	$ 313,585	$ 327,303

Notes to Consolidated Financial Statements
(Dollars in Thousands)

NOTE 6 – LOANS RECEIVABLE, NET (CONTINUED)

The following table summarizes the credit risk profile by internally assigned grade at June 30, 2013:

	Resid Mtg.	Multi-family	Const. and land dev.	Non-residential real estate	Owner occupied	Commercial	HELOC/ Junior Liens	Consumer	Total
Grade:									
Pass	$ 80,268	$ 7,872	$ 27,382	$ 40,291	$ 65,527	$ 52,740	$ 16,150	$ 3,447	$ 293,677
Watch	2,800	621	1,726	5,802	1,643	1,563	71	410	14,636
Special mention	-	-	-	-	-	-	-	-	-
Substandard	3,471	5,016	1,571	4,035	1,157	2,868	864	8	18,990
Doubtful	-	-	-	-		-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total:	$ 86,539	$ 13,509	$ 30,679	$ 50,128	$ 68,327	$ 57,171	$ 17,085	$ 3,865	$ 327,303

The following table summarizes the composition of impaired loans, the associated specific reserves and interest income recognized on impaired loans as of June 30, 2013:

	Recorded investment	Unpaid principal balance	Specific allowance	Interest income recognized
With an allowance recorded:				
Residential Mortgage	$ 40	$ 40	$ -	$ 1
Multi-family	4,500	4,923	(423)	-
Construction and land development	310	510	(200)	11
Non-residential real estate	1,367	1,834	(467)	-
Owner occupied	-	-	-	-
Commercial	1,751	2,504	(753)	185
Heloc and junior lien	416	416	-	15
Consumer	-	-	-	-
Total	$ 8,384	$ 10,227	$ (1,843)	$ 212
With no related allowance:				
Residential Mortgage	$ 890	$ 890	$ -	$ 61
Multi-family	-	-	-	-
Construction and land development	300	300	-	4
Non-residential real estate	1,744	1,744	-	61
Owner occupied	653	653	-	-
Commercial	-	-	-	-
Heloc and junior lien	193	193		6
Consumer	430	430	-	-
Total	$ 4,210	$ 4,210	$ -	$ 132
Total:				
Residential Mortgage	$ 930	$ 930	$ -	$ 62
Multi-family	4,500	4,923	(423)	-
Construction and land development	610	810	(200)	15
Non-residential real estate	3,111	3,578	(467)	61
Owner occupied	653	653	-	-
Commercial	1,751	2,504	(753)	185
Heloc and junior lien	609	609	-	21
Consumer	430	430	-	-
Total	$ 12,594	$ 14,437	$ (1,843)	$ 344

(Dollars in Thousands)

NOTE 6 – LOANS RECEIVABLE, NET (CONTINUED)

The following table presents the Bank's loans classified as TDRs by loan type and accrual status as of June 30, 2013:

	June 30, 2013			
	Accrual Status	Non-Accrual Status	Number of Loans	Total TDR's
Residential Mortgage	$ 664	$ -	2	$ 664
Multi-family	621	4,923	2	5,544
Construction and land development	146	-	1	146
Non-residential real	122	2,010	3	2,132
Owner occupied	-	379	2	379
Commercial	-	237	2	237
HELOC and Junior Lien	-	-	-	-
Total	$ 1,553	$ 7,549	12	$ 9,102

The following tables include the recorded investment and number of modifications for modified loans. The Company reports the recorded investment in the loans prior to a modification and also the recorded investment in the loans after the loans were restructured. During the years ended June 30, 2013 and 2012, there were no defaults of loans modified within the respective years.

	For the year ended June 30, 2013			For the year ended June 30, 2012		
	Number of loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Multi-family	-	$ -	$ -	2	$ 7,775	$ 5,284
Non-residential real estate	1	191	191	1	3,025	2,000
Total	1	$ 191	$ 191	3	$ 10,800	$ 7,284

Following is a summary of loans to directors, executive officers and associates of such persons:

Balance at June 30, 2012	$ 839
Additions	25
Reclassifications	-
Repayments	(2)
Balance at June 30, 2013	$ 862

These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

(Dollars in Thousands)

NOTE 7 – PREMISES AND EQUIPMENT, NET

Premises and equipment, net are summarized as follows:

	June 30,	
	2013	2012
Land	$ 6,772	$ 6,772
Office building	22,117	21,982
Furniture and equipment	5,889	5,704
	34,778	34,458
Less: accumulated depreciation and amortization	9,142	8,097
	$ 25,636	$ 26,361

Depreciation expense for the years ended June 30, 2013 and 2012 was $1,045 and $1,055, respectively.

Pursuant to the terms of non-cancelable lease agreements in effect at June 30, 2013, pertaining to real property, future minimum payments are as follows:

For the Year Ended	
2014	$ 9
2015	-
	$ 9

Lease expense for June 30, 2013 and 2012 was $19 and $49, respectively.

The Company has also entered into a service contract for data processing services. Future minimum payments under this agreement are as follows:

For the Year Ended	
2014	$ 1,088
2015	682
2016	12
	$ 1,782

Data processing service expense for June 30, 2013 and 2012 was $1,127 and $1,075, respectively.

(Dollars in Thousands)

NOTE 8 - DEPOSITS

Deposits are summarized as follows:

	June 30,	
	2013	2012
Non-interest bearing accounts	$ 54,765	$ 52,436
NOW accounts, 0.10% and 0.12%, respectively	54,164	52,958
Savings accounts, 0.23% and 0.23%, respectively	91,280	96,588
Money market accounts, 0.23% and 0.23%, respectively	51,324	51,492
Total transaction accounts	251,533	253,474
Certificates:		
0.00 - 1.00%	$ 115,563	$ 129,619
1.01 - 2.00%	31,306	36,538
2.01 - 3.00%	533	2,313
3.01 - 4.00%	35	64
4.01 - 5.00%	672	1,874
Total Certificates, 0.66% and 0.91%, respectively	148,109	170,408
Total Deposits	$ 399,642	$ 423,882
Weighted-average rate - deposits	0.34%	0.46%

The aggregate amount of time deposits in denominations of $100 or more was $57,198 and $67,502, respectively, at June 30, 2013 and 2012.

The Deposit Insurance Fund, as administrated by the Federal Deposit Insurance Corporation, insures deposits up to applicable limits. Deposit amounts in excess of $250,000 are generally not federally insured.

The total amount of overdrafts reclassified as loans was $77 and $75, respectively, at June 30, 2013 and 2012.

At June 30, 2013, the scheduled maturities of time deposits are as follows:

2014	$ 110,024
2015	21,336
2016	11,530
2017	2,205
2018	3,014
Total	$ 148,109

(Dollars in Thousands)

NOTE 8 – DEPOSITS (CONTINUED)

Following is a summary of interest on deposits:

	June 30, 2013	June 30, 2012
NOW	$ 59	$ 77
Savings	207	485
MMA	119	311
Certificates	1,150	2,092
	1,535	2,965
Less: penalties	-	-
Total	$ 1,535	$ 2,965

NOTE 9 - FHLB ADVANCES

At June 30, 2013, the Company's fixed-rate FHLB advances had interest rates that ranged from 2.00% to 3.55% with a weighted average rate of 3.36% and 3.36% at June 30, 2013 and 2012, respectively. Pursuant to collateral agreements with the FHLB, advances are secured by a Blanket Mortgage Collateral Agreement. The Agreement pledges the entire one-to-four family residential mortgage portfolio and allows a maximum advance of $37,686 and an additional borrowing capacity of $213 at June 30, 2013. Outstanding advances were $37,626 and $37,863 at June 30, 2013 and 2012, respectively. Advances are payable at the maturity dates and prepayment penalties are required if paid before maturity.

A total of $10.0 million of FHLB advances are putable advances that give the FHLB the option to require repayment on specific dates. Under the terms of the putable advances, the company could be required to repay all of the principal and accrued interest before the maturity date.

A total of $10.0 million of FHLB advances are convertible advances with interest rates that may be reset on certain dates at the option of the FHLB in accordance with the terms of the note. The Company has the option of repaying the outstanding advance or converting the interest rate from a fixed rate to a floating LIBOR rate at the time the advance is called by the FHLB.

(Dollars in Thousands)

NOTE 9 - FHLB ADVANCES (CONTINUED)

Maturities and weighted average rates of fixed rate FHLB advances at June 30, 2013 and 2012 are as follows:

	Amount		Weighted Avg Rate	
	2013	2012	2013	2012
Fixed Rate Advances Maturing:				
Less than 1 year	$ 26,997	$ -	3.41%	0.00%
1 to 2 years	5,048	26,993	3.22%	3.41%
2 to 3 years	-	5,082	0.00%	3.20%
3 to 4 years	-	-	0.00%	0.00%
4 to 5 years	5,110	-	3.33%	0.00%
5 to 10 years	-	5,134	0.00%	3.31%
After 10 years	471	654	2.65%	2.66%
Total FHLB Advances	$ 37,626	$ 37,863	3.36%	3.36%

NOTE 10 – INCOME TAXES

In computing federal income tax, savings institutions treated as small banks for tax years beginning before 1996 were allowed a statutory bad debt deduction based on specified experience formulas or 8% of otherwise taxable income, subject to limitations based on aggregate loans and savings balances. For tax years after 1996, financial institutions meeting the definition of a small bank can use either the "experience method" or the "specific charge-off method" in computing their bad debt deduction. The Company qualifies as a small bank and is using the experience method. As of June 30, 2013, the end of the most recent tax year, the Company's tax bad debt reserves were approximately $1,312. If these tax bad debt reserves are used for other than loan losses, the amount used will be subject to federal income taxes at the then prevailing corporate rates. Income taxes are summarized as follows:

	Year Ending June 30,	
	2013	2012
Current taxes:		
Federal income	$ 30	$ -
State excise	-	-
	30	-
Deferred taxes		
Federal income	456	(2,229)
State excise	58	(295)
	514	(2,524)
	$ 544	$ (2,524)

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollars in Thousands)

NOTE 10 – INCOME TAXES (CONTINUED)

The provision for income taxes differs from the federal statutory corporate rate as follows:

	Percentage of Earnings Before Income Taxes Years Ending June 30,	
	2013	**2012**
Tax at statutory rate	34.0%	(34.0%)
Increase (decrease) in taxes:		
State income taxes, net of federal tax benefit	2.7	(4.3)
Increase in BOLI cash value	(3.8)	(1.4)
Additional ESOP compensation	(4.6)	(2.0)
Other, net	(2.9)	3.0
Effective tax rate	25.4%	(38.7%)

The provisions of GAAP related to income taxes require the Company to establish a deferred tax liability for the tax effect of the tax bad debt reserves over the base year amounts. There were no excess reserves at June 30, 2013 and 2012. The Company's base year tax bad debt reserve is $1,312. The estimated deferred tax liability on the base year amount is approximately $502, which has not been recorded in the accompanying consolidated financial statements. The deferred tax valuation allowance is related to a capital loss carryforward that can only be used to offset capital gains.

The Company acquired a tax net operating loss (NOL) carryforward from its acquisition of State of Franklin. A deferred tax benefit was recorded for the portion deemed usable over its statutory remaining life (initially 20 years). The expiration date of the remaining NOL carryforward of $10,560 is June 30, 2029.

A deferred tax benefit of $1,022 has been recorded for the 2011 NOL of $2,668. The NOL's remaining life is eighteen years and management believes it will be utilized in full prior to expiration.

For 2012, a deferred tax benefit of $2,904 was recorded for the NOL of $7,585. The NOL's remaining life is nineteen years and management believes it will be utilized in full prior to expiration.

(Dollars in Thousands)

NOTE 10 – INCOME TAXES (CONTINUED)

The components of the net deferred tax asset are summarized as follows:

	June 30. 2013	June 30. 2012
Deferred tax liabilities:		
FHLB stock dividends	$ (959)	$ (959)
Depreciation	(12)	(27)
FHLB advance restructuring penalty	(72)	(181)
Allowance for "available-for-sale" securities	-	(679)
	(1,043)	(1,846)
Deferred tax assets:		
Fair value adjustment from acquisition, net	708	533
Subsequent writedowns on foreclosed property	434	831
Nonaccrual interest on securities	58	48
NOL carryforward	7,596	8,023
Deferred loan fees, net	132	124
Deferred compensation	62	55
Capital loss on Silverton Bank Stock	141	141
Allowance for losses on loans	2,895	2,908
Allowance for "available-for-sale" securities	69	-
Gross deferred tax assets	12,095	12,663
Valuation allowance	(141)	(141)
Deferred tax asset	11,954	12,522
Net deferred tax asset	$ 10,911	$ 10,676

NOTE 11 – EMPLOYEE BENEFIT PLANS

401 (K) RETIREMENT PLAN. The Company has a defined contribution pension plan covering all employees having attained the age of 20 and one-half and completing six months of service. Normal retirement date is the participant's sixty-fifth birthday.

Before the Company established the Employee Stock Ownership Plan (effective July 1, 2003), the 401(k) plan was funded by annual employer contributions of 10% of the total plan compensation of all participants in the plan. The amount contributed by the employer was divided among the participants in the same proportion that each participant's compensation bore to the aggregate compensation of all participants. Employer contributions vest to employees over a seven-year period. Employees are permitted to make contributions of up to 50% of their compensation subject to certain limits based on federal tax laws.

(Dollars in Thousands)

NOTE 11 – EMPLOYEE BENEFIT PLANS (CONTINUED)

EMPLOYEE STOCK OWNERSHIP PLAN. The Bank maintains an Employee Stock Ownership Plan (ESOP). On July 1, 2003, the ESOP purchased 670,089 shares of Jefferson Bancshares, Inc. from proceeds provided by the Company in the form of a loan. Thus, the ESOP is considered a leveraged plan. Employees are eligible for participation in the plan upon attaining 20 and one-half years of age and completing six consecutive calendar months during which they have performed at least 500 hours of service. Each plan year, the Bank may, in its discretion, make a contribution to the plan; however, at a minimum, the Bank has agreed to make as a contribution the amount necessary to service the debt incurred to acquire the stock.

Shares are scheduled for release as the loan is repaid. The present amortization schedule calls for 43,207 shares to be released each December 31. Dividends on unallocated shares are used to repay the loan while dividends paid on allocated shares become part of the plan's assets. Accounting for the ESOP consists of recognizing compensation expense for the fair market value of the shares as of the date of release. Allocated shares are included in earnings per share calculations while unallocated shares are not included.

ESOP compensation expense was $158 and $109 for the years ended June 30, 2013 and 2012. The original number of shares committed was 670,089 and 43,207 were released during the years ended June 30, 2013 and 2012, respectively. The 259,239 remaining unearned shares had an approximate fair market value of $1,465 at June 30, 2013.

The Bank has also established a SERP to provide for supplemental retirement benefits with respect to the ESOP. The plan provides certain executives with benefits that cannot be provided under the ESOP as a result of the limitations imposed by the Internal Revenue Code, but that would have been provided under the ESOP but for such limitations. The Plan was amended in 2007 to change the first allocation period to December 31, 2007. Compensation expense under the SERP was $1 and $(2) for the years ended June 30, 2013 and 2012, respectively.

STOCK COMPENSATION PLANS. The Company maintains stock-based benefit plans under which certain employees and directors are eligible to receive restricted stock grants or options. Under the 2005 Stock-Based Benefit Plan, the maximum number of shares that may be granted as restricted stock is 279,500, and a maximum of 698,750 shares may be issued through the exercise of non-statutory or incentive stock options. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years.

Restricted stock grants aggregating 45,000 shares and having a fair value of $597 were awarded in 2006. Restrictions on the grants lapse in annual increments over five years. The market value as of the grant date of the restricted stock grants is charged to expense as the restrictions lapse. Compensation expense for grants vesting in 2013 and 2012 was $0 and $(27), respectively.

(Dollars in Thousands)

NOTE 11 – EMPLOYEE BENEFIT PLANS (CONTINUED)

A summary of the status of the Company's stock option plan is presented below:

	2013		2012	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	340,638	$ 13.69	525,287	$ 12.69
Granted during the 12 month period	20,000	$ 1.97	-	$ -
Options exercised	-		-	
Options forfeited	-		(184,649)	$ 10.85
Outstanding at end of year	360,638	$ 13.04	340,638	$ 13.69
Options exercisable at end of year	340,638	$ 13.69	340,638	$ 13.69

Information pertaining to options outstanding at June 30, 2013 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1.01 - 2.00	20,000	9.08	$ 1.97	-	$ -
13.01 - 14.00	340,638	0.58	$ 13.69	340,638	$ 13.69

NOTE 12 – MINIMUM REGULATORY CAPITAL REQUIREMENTS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and core and tangible capital (as defined) to tangible assets (as defined). Management believes as of June 30, 2013 and 2012, that the Bank met all capital adequacy requirements to which it was subject.

NOTE 12 – MINIMUM REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

As of June 30, 2013, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company and Bank's actual capital amounts and ratios as of June 30, 2013 and 2012 are also presented in the table.

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
			(Dollars in thousands)					
At June 30, 2013								
Total Risk-Based Capital								
(To Risk Weighted Assets)								
Consolidated	$ 53,507	15.25%	$ 28,078	≥	8.0%	NA		
Jefferson Federal Bank	49,773	14.18%	28,075	≥	8.0%	35,093	≥	10.0%
Tier 1 Capital								
(To Risk Weighted Assets)								
Consolidated	49,104	13.99%	14,039	≥	4.0%	NA		
Jefferson Federal Bank	45,361	12.93%	14,037	≥	4.0%	21,056	≥	6.0%
Tier 1 Capital								
(To Average Assets)								
Consolidated	49,104	9.97%	19,697	≥	4.0%	NA		
Jefferson Federal Bank	45,361	9.21%	19,695	≥	4.0%	24,619	≥	5.0%
At June 30, 2012								
Total Risk-Based Capital								
(To Risk Weighted Assets)								
Consolidated	$ 50,937	14.63%	$ 27,857	≥	8.0%	NA		
Jefferson Federal Bank	46,815	13.42%	27,900	≥	8.0%	34,875	≥	10.0%
Tier 1 Capital								
(To Risk Weighted Assets)								
Consolidated	46,566	13.37%	13,929	≥	4.0%	NA		
Jefferson Federal Bank	42,437	12.17%	13,950	≥	4.0%	20,925	≥	6.0%
Tier 1 Capital								
(To Average Assets)								
Consolidated	46,566	9.03%	20,637	≥	4.0%	NA		
Jefferson Federal Bank	42,437	8.23%	20,634	≥	4.0%	25,792	≥	5.0%

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollars in Thousands)

NOTE 12 – MINIMUM REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

The following table provides reconciliation between GAAP capital and the various categories of regulatory capital:

	Bank	
	June 30,	
	2013	2012
GAAP Capital	$ 57,053	$ 56,290
Adjustments:		
Deferred Taxes	(10,652)	(11,221)
Unrealized gains	111	(1,095)
Disallowed intangibles	(1,151)	(1,537)
Core, Tangible and Tier 1 Capital	45,361	42,437
Adjustments:		
Allowance for losses	4,412	4,378
Total Capital	$ 49,773	$ 46,815

NOTE 13 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis.

At June 30, 2013, the Bank's retained earnings available for the payment of dividends was $0. Accordingly, $56,189 of the Company's equity in the net assets of the Bank was restricted at June 30, 2013. Funds available for loans or advances by the Bank to the Company amounted to $5,705.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. These financia instruments generally include commitments to originate mortgage loans. Those instruments involve, to varying degrees elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. The Company's maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and relatec accrued interest receivable of those instruments. The Company minimizes this risk by evaluating each borrower's creditworthiness on a case-by-case basis. Collateral held by the Company consists of a first or second mortgage on the borrower's property. The amount of collateral obtained is based upon an appraisal of the property.

(Dollars in Thousands)

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Commitments to originate mortgage loans are legally binding agreements to lend to the Company's customers and generally expire in ninety days or less. There were no commitments at June 30, 2013 to originate adjustable-rate mortgage loans or to originate fixed-rate mortgage loans with a term of twenty years or less. The Company has $320 in unfunded letters of credit and $27,663 in unfunded lines of credit at June 30, 2013. The Company also has $15,330 in commitments to fund residential construction, commercial real estate construction and land development loans at June 30, 2013.

The Company has entered into employment agreements with its President and CEO Anderson L. Smith and two other officers. Agreement stipulations are terms, duties, compensation and performance bonuses and provide remedies for all parties upon certain events occurring. Mr. Smith's agreement provides for deferred compensation upon attaining the age of 65.

Upon completion of the Bank's conversion from mutual to stock form, a "liquidation account" was established in an amount equal to the total equity of the Bank as of the latest practicable date prior to the conversion. The liquidation account was established to provide limited priority claim to the assets of the Bank to "eligible account holders", as defined in the Plan of Conversion, who continue to maintain deposits in the Bank after the conversion. In the unlikely event of a complete liquidation of the Bank, and only in such event, each eligible account holder and supplemental eligible account holder would receive a liquidation distribution, prior to any payment to the holder of the Bank's common stock. This distribution would be based upon each eligible account holder's and supplemental eligible account holder's proportionate share of the then total remaining qualifying deposits. At the time of the conversion, the liquidation account, which is an off-balance sheet memorandum account, amounted to $29.5 million.

NOTE 16 – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company obtains products and services from directors or affiliates thereof. In the opinion of management, such transactions are made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollars in Thousands)

NOTE 17 – CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Financial information pertaining only to Jefferson Bancshares, Inc. is as follows:

Balance Sheet		**June 30, 2013**
Assets		
Cash and due from banks	$	928
Investment in common stock of Jefferson Federal Bank		57,052
Investment in common stock of State of Franklin Statutory Trust II		1
Loan receivable from ESOP		3,082
Other assets		95
Total assets	$	61,158
Liabilities and Stockholders' Equity		
Accrued expenses	$	361
Other liabilities		413
Subordinated debentures		7,359
Stockholders' equity		53,025
Total liabilities and stockholders' equity	$	61,158

Statement of Income		**Year Ended June 30, 2013**
Dividends from Jefferson Federal Bank	$	-
Interest income		132
Other income		-
Total income		132
Interest expense		325
Other operating expenses		150
Income before income taxes and equity in undistributed net income of Jefferson Federal Bank		(343)
Income tax		(131)
		(212)
Equity in undistributed earnings (loss) of subsidiaries		1,806
Net Income	$	1,594

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollars in Thousands)

NOTE 17 – CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (CONTINUED)

Statement of Cash Flows	**Year Ended June 30, 2013**
Cash flows from operating activities:	
Net income	$ 1,594
Adjustments to reconcile net income to net cash provided by operating activities:	
Equity in undistributed (earnings) loss of subsidiaries	(1,806)
Deferred tax expense	(131)
Amortization/accretion of intangibles	112
Increase in other assets	10
Increase in other liabilities	199
Net cash provided by operations	(22)
Cash flows from investing activities:	
Return of principal on loan to ESOP	447
Net cash used for investing activities	447
Cash flows from financing activities:	
Purchase of treasury stock	(156)
Net cash provided by financing activities	(156)
Net increase in cash and cash equivalents	269
Cash and cash equivalents at beginning of year	659
Cash and cash equivalents at end of year	$ 928

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollars in Thousands)

NOTE 18 – QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected information regarding the Company's results of operations for the periods indicated (in thousands except per share data):

	Three Months Ended			
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
Interest income	$ 4,969	$ 4,931	$ 4,781	$ 4,820
Interest expense	846	789	751	744
Net interest income	4,123	4,142	4,030	4,076
Provision for loan losses	300	300	200	-
Net interest income after provision for loan losses	3,823	3,842	3,830	4,076
Noninterest income	456	581	582	494
Noninterest expense	3,906	3,961	3,873	3,806
Earnings before income taxes	373	462	539	764
Income taxes	78	114	153	199
Net earnings	$ 295	$ 348	$ 386	$ 565
Earnings per share, basic	$ 0.05	$ 0.05	$ 0.06	$ 0.09
Earnings per share, diluted	$ 0.05	$ 0.05	$ 0.06	$ 0.09

	Three Months Ended			
	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012
Interest income	$ 6,120	$ 5,775	$ 5,302	$ 5,235
Interest expense	1,355	1,203	1,073	939
Net interest income	4,765	4,572	4,229	4,296
Provision for loan losses	2,986	5,687	600	600
Net interest income after provision for loan losses	1,779	(1,115)	3,629	3,696
Noninterest income	603	578	508	491
Noninterest expense	4,020	5,095	3,772	3,806
Earnings before income taxes	(1,638)	(5,632)	365	381
Income taxes	(680)	(1,965)	31	90
Net earnings	$ (958)	$ (3,667)	$ 334	$ 291
Earnings per share, basic	$ (0.15)	$ (0.59)	$ 0.05	$ 0.05
Earnings per share, diluted	$ (0.15)	$ (0.59)	$ 0.05	$ 0.05

(Dollars in Thousands)

NOTE 19 – SUBORDINATED DEBT

As part of the State of Franklin acquisition, the Company acquired the State of Franklin Statutory Trust II (the "Trust") and assumed the Trust's obligation with respect to certain capital securities described below. On December 13, 2006, State of Franklin issued $10,310 of junior subordinated debentures to the Trust, a Delaware business trust wholly owned by State of Franklin. The Trust (a) sold $10,000 of capital securities through its underwriters to institutional investors and upstreamed the proceeds to State of Franklin and (b) issued $310 of common securities to State of Franklin. The sole assets of the Trust are the $10,310 of junior subordinated debentures issued by State of Franklin. The securities are redeemable at par after January 30, 2012, and have a final maturity January 30, 2037. The interest is payable quarterly at a floating rate equal to 3-month LIBOR plus 1.7%.

On January 11, 2012, the Company notified the Trustee for the Trust that, beginning with the January 20, 2012 interest payment period, the Company has elected to defer all payments of interest on the Company's junior subordinated debentures for an indefinite period of time (but no longer than 20 consecutive quarterly periods). Under the terms of the indenture, the Company is prohibited from paying dividends on its common stock during the period that interest is deferred on the debentures.

NOTE 20 – FAIR VALUE DISCLOSURES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Generally accepted accounting principles in the United States of America ("GAAP") establishes a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of input may be used to measure fair value as follows:

Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury, other U.S. Government and agency mortgage-backed debt securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain U.S. Government and agency mortgage-backed debt securities, corporate debt securities, derivative contracts and residential mortgage loans held-for-sale.

Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly structured or long-term derivative contracts.

NOTE 20 – FAIR VALUE DISCLOSURES (CONTINUED)

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Investment Securities Available-for-Sale

Level 2 investment securities classified as "available-for-sale" are recorded at fair value on a recurring basis. Fair value measurements are based upon independent pricing models or other model-based valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Level 2 securities include mortgage-backed securities issued by government-sponsored entities, municipal bonds, bonds issued by government agencies, and corporate debt securities. Level 3 investment securities classified as "available-for-sale" are recorded at fair value on at least a semi-annual basis. Fair value measurements are based upon independent pricing models based upon unobservable inputs which require significant management judgment or estimation. Level 3 securities include mortgage-backed securities issued by government-sponsored entities and other debt securities.

Impaired Loans and Other Real Estate Owned

The Company records loans at fair value on a non-recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with U.S. GAAP. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows.

Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At June 30, 2013, substantially all of the total impaired loans were evaluated based on either the fair value of the collateral or its liquidation value. In accordance with GAAP, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price, the Company records the impaired loan as nonrecurring Level 2.

The fair value of collateral dependent impaired loans and other real estate owned is generally based on recent real estate appraisals and other available observable market information. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. The Company generally uses independent external appraisers in this process who routinely make adjustments to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Below are tables that present information about certain assets and liabilities measured at fair value:

	June 30, 2013				
	Fair Value Measurement Using				
Description	Level 1	Level 2	Level 3	Total Carrying Amount in Statement of Financial Condition	Assets/Liabilities Measured at Fair Value
Securities available for sale	$ -	$ 95,082	$ 942	$ 96,024	$ 96,024

(Dollars in Thousands)

NOTE 20 – FAIR VALUE DISCLOSURES (CONTINUED)

	June 30, 2012				
	Fair Value Measurement Using			Total Carrying Amount in Statement of	Assets/Liabilities Measured at
Description	Level 1	Level 2	Level 3	Financial Condition	Fair Value
Securities available for sale	$ -	$ 82,738	$ 745	$ 83,483	$ 83,483

The following table below presents, for the year ending June 30, 2013, the changes in Level 3 assets that are measured at fair value on a recurring basis:

	Balance at June 30, 2012	Net Income	Other Comprehensive Income	Paydowns	Transfers In or Out of Level 3	Balance at June 30, 2013
Securities, available for sale	$ 745	$ -	$ 345	$ (148)	$ -	$ 942

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis at June 30, 2013 and 2012 are included in the table below.

	June 30, 2013				June 30, 2012			
Description	Level 1	Level 2	Level 3	Total Gains (Losses)	Level 1	Level 2	Level 3	Total Gains (Losses)
Impaired Loans	$ -	$ -	$ 12,594	$ (927)	$ -	$ -	$ 21,549	$ (1,509)
Other real estate owned	-	-	5,433	(60)	-	-	6,075	(481)

Individual loans with a carrying amount of $14,437 were written down to their fair value of $12,594 resulting in an impairment charge of $1,843 of which $927 was charged to earnings for the period ended June 30, 2013. For the period ending June 30, 2012, individual loans with a carrying amount of $24,410 were written down to their fair value of $21,549 resulting in an impairment charge of $2,861 of which $1,509 was charged to earnings. Loans applicable to write downs of impaired loans are estimated using the present value of expected cash flows or the appraised value of the underlying collateral discounted as necessary due to management's estimates of changes in economic conditions.

Other real estate owned is being carried at appraised value less anticipated selling expenses resulting in a charge to earnings of $60 and $481 for the years ended June 30, 2013 and 2012, respectively.

(Dollars in Thousands)

NOTE 20 – FAIR VALUE DISCLOSURES (CONTINUED)

The carrying value and estimated fair value of the Company's financial instruments are as follows:

	June 30, 2013		June 30, 2012	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks and interest-earning deposits with banks	$ 24,514	$ 24,514	$ 56,693	$ 56,693
Available-for-sale securities	96,024	96,024	83,483	83,483
Federal Home Loan Bank stock	4,735	4,735	4,735	4,735
Bank owned life insurance	7,100	7,100	6,861	6,861
Loans receivable	321,299	329,268	322,499	330,664
Accrued interest receivable	1,409	1,409	1,575	1,575
Loans held-for-sale	97	97	381	381
Financial liabilities:				
Deposits	(399,642)	(391,442)	(423,882)	(424,523)
Borrowed funds	(38,177)	(39,505)	(38,261)	(40,064)
Subordinated debentures	(7,358)	(4,950)	(7,245)	(4,200)
Off-balance sheet assets (liabilities):				
Commitments to extend credit	-	15,330	-	8,452
Unused letters of credit	-	320	-	4,454
Unused lines of credit	-	27,663	-	31,409

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and due from banks and interest-earning deposits with banks - The carrying amounts for these assets approximates fair value.

Investment securities – See the discussion presented on Page 38 concerning assets measured at fair value on a recurring basis.

Federal Home Loan Bank stock - The fair value for FHLB stock is the carrying value due to restrictions placed on transferability.

Loans held-for-sale – The fair value of loans held-for-sale is the carrying value since these loans have a commitment to be purchased by a third party.

Loans receivable, net - the fair value is based on discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and for similar maturities. The estimated fair value of loans is adjusted for the allowance for loan losses.

Accrued interest receivable - The carrying amounts of accrued interest receivable approximate fair value.

Bank-owned life insurance - The carrying value of this asset is the cash surrender value, which approximates fair value.

Deposits - The fair value of deposits with no stated maturity is equal to the amount payable on demand. The fair value of time deposits is estimated using discounted cash flow analyses. The discount rate is estimated using rates currently offered for deposits of similar remaining maturities.

Borrowed Money - The estimated fair value of debt is based on current rates for similar financing.

Subordinated debt - The fair value for subordinated debt is estimated based on a third party indication of fair value at the respective dates.

(Dollars in Thousands)

NOTE 21 – CORE DEPOSIT INTANGIBLE (CDI)

CDI is composed of the following:

	June 30,	
	2013	2012
Beginning balance of core deposit intangible	$ 1,537	$ 1,978
Less: amortization	(386)	(441)
Core deposit intangibles, net	$ 1,151	$ 1,537

CDI is amortized using an accelerated method over 10 years.

Future amortization of CDI is as follows:

Year Ending June 30,	
2014	$ 330
2015	275
2016	219
2017	163
2018	108
thereafter	56

Amortization expense related to CDI is $386 and $441 for the years ending June 30, 2013 and 2012, respectively.

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JVC JVC



JEFFERSON
Bancshares, Inc.

Morristown, Tennessee
www.jeffersonfederal.com